STATEMENT BY MARTIN PREECE, INTERIM CEO SALIENT FEATURES Media Release Reviewed results For the year ended 31 December 2022 US$431m adjusted free cash flow* US$855m adjusted free cash flow from operations US$860m normalised earnings** 2.399m ounces of attributable production US$1,105 per ounce of all-in sustaining cost US$1,320 per ounce of all-in cost * Cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares. ** Profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items after taxation and non-controlling interest effect. JOHANNESBURG, 23 February 2023: Gold Fields Limited (NYSE & JSE: GFI) announced profit attributable to owners of the parent for the year ended 31 December 2022 of US$711m (US$0.80 per share). This compared with profit of US$789m (US$0.89per share) for the year ended 31 December 2021. A final dividend number 97 of 445 SA cents per share (gross) is payable on 20 March 2023, giving a total dividend for the year ended 31 December 2022 of 745 SA cents per share (gross). I would like to reiterate that Gold Fields remains in a strong position, with high-quality near-term production growth that sets us apart from our global peers. In addition, we have a disciplined capital allocation framework, focusing on maintaining a strong balance sheet; returning cash to shareholders; investing in our business; and seeking appropriate value accretive external opportunities. Our strategy remains centred around the three pillars that we communicated towards the end of 2021, namely: • Pillar 1: Maximise the potential of our current assets through people and innovation • Pillar 2: Build on our leading commitment to ESG • Pillar 3: Grow the value and quality of our portfolio of assets The Yamana transaction addressed pillar 3 and in that context I believe it would have been a composite solution to address the longer term challenges facing Gold Fields and the gold sector in general. However, it was not the only option that Gold Fields considered when assessing our strategic options. We will continue to conduct analysis on the alternatives, which, to the extent that they involve potential M&A, are more focused on incremental growth and/or regional, rather than transformational, transactions. Gold Fields has a solid production base underpinned by our Australian region which is expected to produce c.1Moz pa for at least the next 10 years. Tarkwa is another cornerstone asset for the Group and is expected to produce c.500koz. We have strong production growth from 2024 onwards with the completion and ramp-up of Salares Norte (to 500koz) and continued build-up at South Deep (to 380koz). However, there are assets in the portfolio which are maturing and reaching the end of their lives. 2022 was the last year of steady state production at Damang post the reinvestment in the pit cutback. In 2023, production from Damang will come from a combination of ore from the Huni pit and stockpiles, with only stockpiles being treated from 2024 onwards. Cerro Corona will continue to operate at current levels until 2025, after which the level of production will drop significantly as it will also start only processing stockpiles. This lower level of production will continue until the end of the decade which is when the mine is currently scheduled to comes to an end. Gold Fields has limited organic growth opportunities in our current portfolio and as such will need to pursue inorganic opportunities to bolster our pipeline. These options will include greenfields targets, development projects or bolt-on acquisitions of producing assets. 2022 was an eventful year for Gold Fields, dominated by the Yamana transaction, which we terminated following a competing bid. I have stepped in as interim CEO, after the resignation of Chris Griffith in December 2022. My first commitment to our People is that of Zero Harm. Our concept of Zero Harm does not only cover physical injuries and health, but also includes the psychological well-being of our People. I will work with our teams across the globe to ensure that we achieve this.

Greenfields will potentially include exploration in targeted jurisdictions as well as taking minority stakes in exploration companies like we have done with Chakana Copper in Peru and more recently with Torq Resources and Tesoro Gold in Chile. Despite the Yamana transaction occupying a significant amount of senior corporate management’s time and attention during last year, Gold Fields exceeded the upper end of its 2022 guidance which remained unchanged throughout 2022. This bears testament to the stability of our operating regions and the great work being done by our exceptional people running our assets. Our balance sheet remains healthy and has been bolstered by the Yamana break fee, providing us with increased flexibility. Gold Fields finished 2022 with net debt of US$704m, resulting in a net debt to EBITDA ratio of 0.29x. I want to reiterate our commitment to shareholder returns. The enhanced dividend policy that we announced in July 2022 remains in place, Gold Fields commits to pay out between 30% and 45% of normalised earnings from 2023 onwards. Recognising the windfall we received from the break fee together with our strong financial performance, we declare a final 2022 dividend of 445 SA cents per share. This takes the total dividend declared for the year to 745 SA cents per share which represents a payout ratio of 47% of normalised earnings. Our focus for 2023 remains on delivering first gold at Salares Norte and then building up towards full production in 2024. Indications are that there will be a potential further three month delay in the start up of production, with first gold now expected in Q4 2023. As previously communicated, COVID-19 and severe weather conditions during the winter months have caused the initial delay, with ongoing skills sourcing challenges faced by the main contractor at Salares Norte in the latter part of 2022 and start of 2023 resulting in the further delay. Despite the delay, Salares Norte remains a world class asset which will deliver average annual production from 2024 to 2029 of 500koz at AISC of US$660/oz (in 2023 terms). Health and safety In October, we tragically suffered a fatal incident at our underground Hamlet mine at St Ives in Western Australia. A raise bore operator succumbed to injuries in a rock fall. This was the first fatality we have recorded in Australia since we started operating there in 2001. On 5 February 2023, there were two fatal injuries at the Asanko mine in Ghana, which is managed by Galiano Gold. The two contractor employees were involved in a vehicle incident at the mine. My heartfelt condolences go out to the family, friends and colleagues of our deceased colleagues. We are pleased to report that South Deep had a fatality-free year for the first time since Gold Fields acquired the mine in 2006. This is a significant milestone for the mine and reflects years of unwavering commitment to implementing sound safety processes, systems and standards and working with our people and organised labour to develop the right safety culture. The Group-wide TRIFR improved to 2.04 per million hours worked from 2.16 in 2021, while the number of serious injuries declined from nine in 2021 to five in 2022. The COVID-19 pandemic had a minimal impact on operations during 2022. We continue to roll-out vaccination to our employees and recorded no COVID-19 related fatalities last year and minimal hospitalisations. In the previous two years, 20 of our colleagues had passed away as a result of contracting the virus. Our concept of Zero Harm does not only cover physical injuries and health, but also includes the psychological well-being of our People, particularly creating workplaces that are safe for women and free from sexual harassment and bullying. An external review into gender safety at our offices and operations is currently being undertaken by a reputable consultancy, whose findings are expected in Q2 2023 and will subsequently be reviewed by management and the Board and a detailed response plan developed and implemented. This is particularly important as we strive to build an inclusive and diverse workforce that represents the full demographics of the countries and communities we operate in. We continue to make progress with gender equality and at the end of 2022, 23% of total employees were women, up from 22% a year earlier and on track to achieve the 30% target by 2030. Results for FY 2022 Attributable gold equivalent production for 2022 was 2,399koz, a 3% increase YoY (FY2021: 2,340koz), exceeding the guidance range of 2,310koz – 2,360koz. The Group all-in sustaining and all-in cost were below the guidance provided in February 2022. All-in sustaining costs (AISC) for the year were US$1,105/oz (FY2021: US$1,063/oz), lower than the guidance range of between US$1,140/oz and US$1,180/oz, mainly due to weaker exchange rates. AISC, if adjusted to 2022 guidance exchange rates (R/US$15.55 and US$/A$0.76) was US$1,160/oz, which is well within the guidance range. All-in cost (AIC) for 2022 was US$1,320/oz, higher than 2021 mainly due to high mining cost inflation (FY2021: US$1,297/oz) and below the lower end of the guidance range of US$1,370/oz – US$1,410/oz, as a result of lower than planned capex at Salares Norte and weaker exchange rates. AIC, if adjusted to 2022 guidance exchange rates is US$1,381/oz, was also within the guidance range. The average Rand/US Dollar exchange rate weakened by 11% to R16.37 in 2022 from R14.79 in 2021. The average US Dollar/Australian Dollar exchange rate weakened by 8% to US$0.69 from US$0.75. Basic earnings for 2022 decreased by 10% YoY to US$711m or US$0.80 per share (2021: US$789m or US$0.89 per share). Headline earnings for 2022 increased 19% YoY to US$1,061bn or US$1.19 per share (2021: US$890m or US$1.00 per share). Normalised earnings for the year were 7% lower YoY at US$860m or US$0.97 per share (2021: US$929m or US$1.05 per share). Gold Fields recognised several impairments at year-end which were driven by an increase in discount rates together with inflationary cost pressures experienced in 2022. The biggest impairments recognised at year-end comprises: • Tarkwa: US$325m pre-tax (US$220m post-tax) mainly due to the increase in the discount rate from 8.3% to 15.9% as a result of increases in the Ghana country risk premium and the risk free rate. • Cerro Corona: US$63m pre-tax (US$44m post-tax) mainly due to the increase in the discount rate from 4.8% to 8.1% as a result of increases in the risk-free rate. • Far South East: US$114m – the investment has been written down to a carrying value of nil. Despite our old dividend policy having a payout ratio of 25% to 35% of normalised earnings, we declared a final dividend of 445 SA cents per share, which represents a 47% payout ratio. This takes the total dividend declared for the year to 745 SA cents per share (FY2021: 470 SA cents per share). Despite 2022 being a higher capital expenditure year for Gold Fields, the Group generated adjusted free cash flow of US$431m (FY2021: US$463m). Adjusted free cash flow from the operations for the year, which excludes project capital, was US$855m compared to the US$913m generated in 2021. During 2022, there was a US$265m decrease in the net debt, ending the year at US$704m, with a net debt to adjusted EBITDA ratio of 0.29x. This compares with a net debt balance of US$969m and a net debt to adjusted EBITDA ratio of 0.40x at the end of December 2021. Excluding lease liabilities, the core net debt was US$310m at the end of FY2022. ESG Gold Fields’ performance against our key 2030 ESG targets, which importantly includes eliminating serious injuries and fatalities is covered on pages 7 – 8 of this results book. We are on track to achieve our 2030 targets and have detailed strategies and supporting plans to get us there. Noteworthy is that net carbon emissions in 2022 were still 1% higher against our 2016 baseline. However, this is as per our schedule and we are on track to achieve the 30% reduction by 2030, particularly as we continue to roll-out renewable energy projects at our mines. Construction of the R715m, 50MW Khanyisa solar plant at South Deep in South Africa was completed within budget. The plant was successfully commissioned and is currently being optimised. 2 2022Gold Fields Reviewed Results

Despite some delays, the 12MW Gruyere solar plant was also successfully commissioned within budget of US$20m in 2022. Electricity from renewables accounted for 13% the Group’s total consumption in 2022, with renewables providing 54% of electricity consumed by our Agnew mine in Australia and the hydro electricity supply to our Cerro Corona mine in Peru certified 100% renewable. Regional overview Australia Gold Fields’ Australian operations delivered another strong operational performance in 2022, once again surpassing the 1Moz annual production level. Gold production increased by 4% to 1,061koz in 2022 from 1,019koz in 2021. All-in cost increased by 9% to A$1,659/oz (US$1,150/oz) in 2022 from A$1,526/oz (US$1,146/oz) in 2021. The Australia region generated adjusted free cash flow of US$431m in 2022, 7% lower than the US$466m generated in 2021. South Africa South Deep continued to show pleasing operational improvements during 2022, with gold production increasing 12% to 10,200kg (328koz) in 2022 from 9,102kg (293koz) in 2021. Total all-in cost increased by 9% to R713,624/kg (US$1,356/oz) in 2022 from R655,826/kg (US$1,379/oz) in 2021, with the prevailing inflationary pressures and higher capital costs partially offset by higher gold sales. South Deep in early February 2023 also concluded a two year extension to its current three-year wage agreement with organised labour. This agreement seeks to balance the interest of the Company and employees and brings much needed certainty and stability to the operation until 2026. Encouragingly, adjusted free cash flow increased by 47% to R2.1bn (US$129m) in 2022 from R1.4bn (US$97m) in 2021. This is the fourth consecutive year of positive free cash flow from the mine. The feasibility study on South of Wrench is progressing with indications that initial development will begin in the latter part of 2023. Ghana Total managed production decreased by 4% to 838koz in 2022 from 871koz in 2021, primarily driven by the decreased production at Damang due to the completion of the Damang pit cutback as well as lower production at Asanko. All-in costs increased by 10% to US$1,220/oz in 2022 from US$1,112/oz in 2021. The region produced adjusted free cash flow (excluding Asanko) of US$219m in 2022 compared to US$292m in 2021. As previously noted, we continue to work on the future of both Damang and our share in Asanko and will provide an update to the market in due course. The political and economic environment in Ghana has become more challenging with developments in the latter part of 2022 and the early part of 2023 particularly concerning. We continue to engage with government individually and through industry bodies to reiterate our stance on key fiscal matters. The process of claiming certain rebates relating to our Development Agreements has become more onerous. Chile Significant progress has been made by the team at Salares Norte since construction began in 2020. However COVID-19 and severe weather conditions continued to impact activities on site during 2022, with Gold Fields announcing a slight delay to the project in our H1 2022 results in August (from Q1 2023 to Q2 2023). In addition to these challenges, ongoing skills shortages faced by the main contractor at Salares Norte have resulted in further delay, with first gold now expected to be achieved in Q4 2023. US$329m was spent on Salares Norte during 2022, comprising US$296m in capex, US$32m in exploration, a US$5m loss on the realised portion of the FX hedge and US$2m of other costs, partially offset by a US$6m release in working capital. As at the end of December 2022, total capex spent on the project was US$758m. 2023 will be another capital intensive year for the project, with US$227m in project capital budgeted. At the end of December 2022, the total project progress stood at 87% (end-December 2021: 62%), construction progress was 86% (end-December 2021: 55%) and the processing plant construction stood at 77% (end-December 2021: 36%). The heavy mine equipment shop and the freshwater system were completed during 2022 with the grinding, crusher and stockpile areas having made significant progress. Pre-stripping of the Brecha Principal pit was completed in October 2022 with 50.6Mt of waste moved to date. Stockpiling of ore commenced in Q4 2022 with 422kt (79koz of contained gold) built up by 31 December 2022. During 2022, US$32m was spent on exploration, resulting in a total of 18,836m being drilled. We will continue to invest in exploration within the area to add to the LOM production pipeline. The further delay in the project, with first gold now expected in Q4 2023, has reduced the planned production for the year to range from 15koz to 35koz (previously 100koz announced in August 2022). However the quick ramp-up remains intact, with production expected to increase to 500koz in 2024, before reaching full production of c.600koz in 2025, in line with the original build-up schedule. The cost guidance provided for the project remains largely in place, when adjusted for inflation. For the six-year period from 2024 to 2029, average annual production is expected to be 500koz at an average AISC of US$660/oz. For the 10-year period from 2024 to 2033, average annual production is expected to be 355koz at an average AISC of US$745/oz. The overall project capex is now forecast at US$1,020m, with the majority of the increase related to the delay in getting the project into production. Salares Norte capex reconciliation 1,200 1,000 800 600 400 200 0 In iti al ca pe x e sti m at e Es ca lat io n Fo re x g ain s Co vid e xp en se s EP CM co nt ra ct ex te ns io n Co ns tru ct io n co nt ra ct or s ex te ns io n Pl an t r am p- up an d G& A Fu nc tio ns an d lab ou r ex te ns io n Project extension (US$127m) To ta l c ap ex o ut lay He dg e pr oc ee ds Up da te d ca pe x e sti m at e 2.43 US$m 86 0 1,0 20 98 8 (3 2) (8 5) 98 20 17 48 23 39 Despite the delays and related cost overrun, Salares Norte remains a world class project with a payback period of less than 2 years at spot prices. The table below further highlights the value of the project showing the evolution of the NPV of the project from feasibility to the start of 2023. Scenario Assumptions NPV February 2020 (project approved). Discount Rate = 7.5% Gold Price = US$1,300/oz US$620m Silver price = US$17.50/oz January 2023 low case Assumes all capital up to Dec 2022 is sunk Discount Rate = 7.5% Gold Price = US$1,300/oz US$1,090m Silver price = US$17.50/oz January 2023 high case Assumes all capital up to Dec 2022 is sunk Discount Rate = 7.5% Gold Price = US$1,850/oz US$2,002m Silver price = US$17.50/oz 3 2022Gold Fields Reviewed Results

Gold Fields Reviewed Results | 2022

Peru

Equivalent gold production at Cerro Corona increased by 5% to 261koz in 2022 from 248koz in 2021, driven by higher gold and copper recoveries. Total all-in cost per equivalent ounce decreased by 4% to US$998 per equivalent ounce from US$1,040 per equivalent ounce in 2021. Cerro Corona generated adjusted free cash flow of US$76m in 2022, a 33% increase from the US$57m generated in 2021 which was impacted by a collar hedge on the copper price during the year.

Mineral reserve and resource update

Group attributable Gold Measured and Indicated Exclusive Mineral Resource (EMR) decreased 3.7% to 31.1Moz at 31 December 2022 from 32.2Moz at 31 December 2021 while attributable Inferred Exclusive Mineral Resource (EMR) decreased 6.6% to 11.2Moz (31 December 2021: 11.9Moz). Group attributable Proved and Probable Gold Mineral Reserves decreased 2.6% to 46.1Moz at 31 December 2022 (31 December 2021: 47.4Moz).

The decrease in both Resources and Reserves net of depletion is primarily due to depletion and cost inflation. Significant reduction in the Mineral Resources not reflected in these numbers relates to write down of FSE.

Gold Fields provided a metal price deck and exchange rate guidance to the operations for Resource and Reserve modelling in May 2022. A late change was made to this guidance in November 2022 in response to ongoing inflationary pressures. This change entailed a US$100/oz increase in the Gold Reserve and Resource prices to US$1,400/oz and US$1,600/oz, respectively. This change has been applied to the financials across all of the operations but has not been applied to all aspects of the Reserve process. Given the late timing of this change, the Australian and Ghanaian operations have not yet updated their physicals and optimisations with the increased price deck. However, the South American operations and South Deep have been able to apply the updated price deck throughout.

Mineral Reserves	Attributable Proved and Probable Reserves 2021	**Attributable Proved and Probable Reserves 2022**	YoY % change
Gold Mineral Reserves Proved and Probable (Moz)	47.4	**46.1**	(2.6)%
Copper Mineral Reserves Proved and Probable (Mlbs)	474.1	**398.4**	(16.0)%
Silver Mineral Reserves Proved and Probable (Moz)	39.0	**42.2**	8.1%

Mineral Resources	Attributable Resource 2021	**Attributable Resource 2022**	YoY % change
Gold Mineral Resource Measured and Indicated (Moz)	32.2	**31.1**	(3.7)%
Gold Mineral Resource Inferred (Moz)	11.9	**11.2**	(6.6)%
Copper Mineral Resource Measured and Indicated (Mlbs)	264.3	**300.0**	13.5%
Copper Mineral Resource Inferred (Mlbs)	2.0	**1.1**	(45.6)%
Silver Mineral Resource Measured and Indicated (Moz)	7.1	**2.5**	(65.3)%
Silver Mineral Resource Inferred (Moz)	0.9	**0.5**	(42.7)%

Gold Fields has obtained written confirmation/approval from Dr Julian Verbeek, membership number FAusIMM-207994 employed by Gold Fields as Vice President Geology and Resource Evaluation, Group Competent Person, that the information disclosed in this announcement may be published in the form and context in which it was intended.

The Mineral Resources and Mineral Reserve supplement, prepared in terms of South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves, 2016 edition (SAMREC Code), will be published with the Integrated Annual Report at the end of March 2023.

Update on leadership changes

Gold Fields is pleased to announce the appointment of Kelly Carter (current VP: Legal and Corporate Affairs for the Australia region) as EVP: Group Head of Legal and Compliance. The recruitment process for the other executives that will be leaving Gold Fields is well advanced and we aim to make appointments within the coming months. The search process for a permanent CEO has also commenced.

Outlook and 2023 guidance

2023 is going to be another significant capex year for Gold Fields, given the remaining project capital at Salares Norte as well as the elevated level of sustaining capex across the portfolio, in order to maintain the production base of the Group.

At this point in time, Gold Fields is not in a position to provide 2023 production guidance for Asanko. Consequently, Group guidance excludes our share of the Asanko Joint Venture.

For 2023, attributable gold equivalent production (excluding Asanko) is expected to be between 2.25Moz – 2.30Moz (2022 comparable was 2.32Moz). AISC is expected to be between US$1,300/oz – US$1,340/oz, with AIC expected to be US$1,480/oz – US$1,520/oz. Studies on a microgrid at St Ives are ongoing. Should these studies be finalised and the project approved during the year, we estimate US$25/oz will be added to both the AISC and AIC guidance ranges. In this case, the ranges for AISC will be US$1,325/oz – US$1,365/oz and AIC will be US$1,505/oz – US$1,545/oz, respectively.

The exchange rates used for our 2023 guidance are: R/US$17.00 and US$/A$0.70.

Total capex for the Group for the year is expected to be between US$1.110bn – US$1.170bn. Sustaining capital is expected to be between US$820m – US$850m. The increase in sustaining capital is driven largely by US$159m in capital stripping at Salares Norte and capital related to pre-stripping of stages 4 and 5 of the Gruyere pit together with an upgrade of the pebble crusher at Gruyere.

Non-sustaining capex expected to be between US$290m and US$320m, with the largest component of this being the Salares Norte project capital of US$230m.

Longer term guidance

Taking into account the expected changes in production from the different assets (growth from Salares Norte and South Deep; declines at Damang and Cerro Corona) in the portfolio described above, we expect production for the next three years (excluding Asanko) to be:

2023: 2,250koz – 2,300koz
2024: 2,720koz – 2,770koz
2025: 2,790koz – 2,820koz

Martin Preece
Interim Chief Executive Officer

23 February 2023

4

Gold Fields Reviewed Results 2022

Key statistics

Figures in millions unless otherwise stated		United States Dollars Quarter December 2022	September 2022	December 2021	Year ended December 2022	December 2021
Gold produced*	oz (000)	601	597	631	2,399	2,340
Tonnes milled/treated	000	10,638	10,352	10,586	42,199	42,229
Revenue (excluding Asanko)	US$/oz	1,736	1,699	1,805	1,785	1,794
Cost of sales before gold inventory change and amortisation and depreciation (excluding Asanko)	US$/tonne	50	50	48	49	45
All-in sustaining costs#	US$/oz	1,063	1,061	1,055	1,105	1,063
Total all-in cost#	US$/oz	1,298	1,279	1,369	1,320	1,297
Net debt	US$m	704	997	969	704	969
Net debt (excluding lease liabilities)	US$m	310	603	553	310	553
Net debt to adjusted EBITDA ratio		0.29	0.40	0.40	0.29	0.40
Adjusted free cash flow	US$m				431	463
Profit attributable to owners of the parent	US$m				711.0	789.3
Profit per share attributable to owners of the parent	US c.p.s.				80	89
Headline earnings attributable to owners of the parent	US$m				1,061.0	890.0
Headline earnings per share attributable to owners of the parent	US c.p.s.				119	100
Normalised profit attributable to owners of the parent	US$m				860.1	928.7
Normalised profit per share attributable to owners of the parent	US c.p.s.				97	105

* Gold produced in this table is attributable and includes Gold Fields' share of 45% in Asanko.
# Refer to page 41.
At 31 December 2022, all operations are wholly owned except for Tarkwa and Damang in Ghana (90.0%), South Deep in South Africa (96.43%), Cerro Corona in Peru (99.5%), Gruyere JV (50%) and Asanko JV (45% equity share).
Gold produced and sold throughout this report includes copper gold equivalents of approximately 8% of Group production.
All-in sustaining costs and total all-in cost in the key statistics table include all Gold Fields operations, projects and offices.
Figures may not add as they are rounded independently.

All-in cost reconciliation

Figures in millions unless otherwise stated		United States Dollars Quarter December 2022	September 2022	December 2021	Year ended December 2022	December 2021
All-in cost for mining operations (pages 41 – 42)	US$/oz	1,119	1,128	1,090	1,164	1,118
Salares Norte	US$/oz	169	134	240	143	165
Corporate and other	US$/oz	10	17	39	13	14
Total all-in cost	US$/oz	1,298	1,279	1,369	1,320	1,297

Currencies and metal prices

Figures in millions unless otherwise stated	United States Dollars Quarter December 2022	September 2022	December 2021	Year end December 2022	December 2021
US$1-ZAR	17.61	17.05	15.43	16.37	14.79
A$-US$	0.66	0.68	0.73	0.69	0.75
Gold price (US$/oz)	1,736	1,699	1,805	1,785	1,794
Copper price (US$/tonne)	8,006	7,742	9,698	8,816	9,315

5

Gold Fields Reviewed Results | 2022

STOCK DATA FOR THE YEAR ENDED DECEMBER 2022

Number of shares in issue		NYSE – (GFI)	
– at 31 December 2022	891,378,571	Range – Year	US$7.15 – US$16.71
– average for the year	890,968,721	Average Volume – Year	9,302,753 shares/day
Free float	100 per cent	JSE LIMITED – (GFI)	
ADR ratio	1:1	Range – Year	ZAR128.58 – ZAR254.41
Bloomberg/Reuters	GFISJ/GFLJ.J	Average volume – Year	3,466,012 shares/day

Pro forma financial information

This media release contains certain non-IFRS financial measures in respect of the Group's financial performance, the statement of financial position and cash flows presented in order to provide users with relevant information and measures used by the Group to assess performance. Non-IFRS financial measures are financial measures other than those defined or specified under all relevant accounting standards. To the extent that these measures are not extracted from the segment disclosure included in the reviewed condensed consolidated financial statements of Gold Fields Limited for the year ended 31 December 2022, these measures constitute pro forma financial information in terms of the JSE Limited Listings Requirements and are the responsibility of the Group's Board of Directors. They are presented for illustrative purposes only and due to their nature, may not fairly present Gold Fields' financial position, changes in equity, results of operations or cash flows. In addition, these measures may not be comparable to similarly titled measures used by other companies.

The key non-IFRS measures used include normalised profit attributable to the owners of the parent, normalised profit per share attributable to the owners of the parent, net debt (including and excluding lease liabilities), adjusted EBITDA, sustaining capital expenditure, non-sustaining capital expenditure, adjusted free cash flow, adjusted free cash flow from operations, all-in sustaining and total all-in costs. The applicable criteria on the basis of which this information has been prepared is set out in the notes accompanying the media release.

This pro forma financial information has been reported on by the Group's auditors, being PricewaterhouseCoopers Inc. Their unqualified reporting accountant's report thereon is on pages 56 to 57 of this report.

6

Gold Fields Reviewed Results | 2022

Year ended 31 December 2022 compared with year ended 31 December 2021

Results for the Group

Safety and Health

Tragically, a fatal incident occurred at our St Ives Gold Mine in Australia on 11 October 2022, when a raise bore operator was dismantling a raise bore head. The incident is still under investigation.

On 5 February 2023, there were two fatal injuries at the Asanko mine in Ghana, which is managed by Galiano Gold. The two contractors were involved in a vehicle incident at the mine. Since Asanko is not managed by Gold Fields these fatalities will not be reflected in Gold Fields safety statistics. Our deepest sympathies go out to the family, friends and colleagues of all three deceased.

Five serious injuries were also recorded for the year ended 31 December 2022, though this was lower than the nine injuries reported in 2021. The injury severity rate was unchanged. The annual Total Recordable Injury Frequency Rate (TRIFR) for the Group was 2.04, continuing the reduction achieved in recent years and reversing the regression reported in H1 2022.

Governments relaxed most or all remaining restrictions in H2 2022. 1,367 COVID-19 cases were recorded in H2 2022, compared to 2,058 cases in H1 2022 and 1,395 cases in H2 2021. Almost all the Gold Fields cases were mild or asymptomatic, with only five people being hospitalised briefly in H2 2022. Since the beginning of the pandemic, Gold Fields has undertaken more than 330,000 tests among its 22,000 strong workforce. To date we have had 8,700 COVID-19 positive cases among employees and contractors. Regrettably, 20 employees and contractors have passed away from COVID-19.

Our concept of Zero Harm does not only cover physical injuries and health, but also includes the psychological well-being of our People. As such we strive to create workplaces that welcome diversity, are free from discrimination, and, above all, are safe for women and free from sexual harassment and bullying.

An external review into gender safety at our offices and operations is currently being undertaken by Elizabeth Broderick, a world- renowned thought leader and independent expert with the United Nations. The findings of her report are expected in Q2 2023.

	Year ended		
Safety	2022	2021	2020
Fatalities	1	1	1
TRIFR[1]	2.04	2.16	2.40
Serious injuries[5]	5	9	6

1 TRIFR = (Fatalities + Lost Time Injuries[2] + Restricted Work Injuries[3] + Medically Treated Injuries4) x 1,000,000/ number of hours worked.

2 A Lost Time Injury (LTI) is a work-related injury resulting in the employee or contractor being unable to attend work for a period of one or more days after the day of the injury. The employee or contractor is unable to perform any functions.

3 A Restricted Work Injury (RWI) is a work-related injury sustained by an employee or contractor which results in the employee or contractor being unable to perform one or more of their routine functions for a full working day, from the day after the injury occurred. The employee or contractor can still perform some of his duties.

4 A Medically Treated Injury (MTI) is a work-related injury sustained by an employee or contractor which does not incapacitate that employee and who, after having received medical treatment, is deemed fit to immediately resume his/her normal duties on the next calendar day, immediately following the treatment/re-treatment.

5 A Serious Injury is a work-related injury that incurs 14 days or more of work lost and results in a range of injuries detailed at goldfields.com/safety.php

Environmental

No serious (Level 3-5) environmental incidents were reported for 2022, continuing the trend of preceding years.

Freshwater withdrawal was 8.5 gigalitres (GL) in 2022 compared with 9.4 GL in 2021, mainly due to a decrease in water withdrawal at Tarkwa as the operation improved its water recycling. Tarkwa installed a micro-filtration unit on a clarifier return line to the carbon-in-leach plant. Water recycled/reused was 75% of total water use in 2022, the same as in 2021. The Group is on track to meet its 2030 target of 1%.

Group energy spend was US$424m (21% of operating costs) for 2022 compared with US$341m (18% of operating costs) in 2021, reflecting increased production and higher fuel prices in 2022. Group energy use increased 1% to 14.1 petajoules (PJ). Energy savings of 1.1 PJ were achieved (8% of 2022 energy use), compared with 1.2 PJ (9% of energy consumption) in 2021.

Scope 1 and 2 CO_2 emissions were 1.7 Mt in 2022, unchanged from 2021. CO_2 emissions intensity increased slightly to 8.7 kg CO_2e/t mined from 8.6 kg CO_2e/t in 2021.

Electricity from renewables accounted for 13% in 2022, with renewables providing 54% of electricity consumed by our Agnew mine in Australia and the electricity supply to our Cerro Corona mine in Peru was certified 100% renewable. Construction of the R715m, 50 MW solar plant at South Deep in South Africa was completed within budget and commissioning is under way. Despite some delays due to COVID-19, the Gruyere solar farm (12MW solar, 4.4MW battery) was successfully commissioned within budget of USD20m in 2022. Wind trials and an Environmental Impact Assessment are under way at South Deep.

The Salares Norte Chinchilla Relocation Plan remains suspended, pending review by the Authority of the revised Compliance Programme. The relocation delay is not expected to delay construction of the project.

The release of the Global Industry Standard on Tailings Management (GISTM) in 2020 represented a significant turning point in the regulation of tailings management and transparency. As part of its 2030 ESG targets, Gold Fields is working towards conforming with the GISTM of its high-priority facilities by August 2023 and all other facilities by August 2025, including reducing the number of active upstream raised facilities from five to three.

In January 2023, the United Nations Environment Programme, the Principles for Responsible Investment and the ICMM announced the launch of the Global Tailings Management Institute, which will oversee the mining sector's conformance with the GISTM.

	Year ended		
Environmental	2022	2021	2020
Environmental incidents – Level 3 – 5	–	–	–
Fresh water withdrawal (GL)[1]	8.50	9.44	9.97
Water recycled/reused (% of total)	75.4	75.0	71.5
Energy consumption (PJ)[2]	14.1	13.9	13.1
Energy intensity (MJ/t mined)	71.4	69.4	72.2
CO_2 emissions (kt)[3]	1.7	1.7	1.6
CO_2 emissions intensity (kg CO_2/t mined)	8.7	8.6	8.8
Renewables as % of total electricity	13.5	4.3	3.2

1 Relates to operations only.

2 Petajoules (1 PJ=1,000,000MJ).

3 CO_2 emissions comprise Scope 1 and 2 emissions[4].

4 Scope 1 emissions arise directly from sources managed by the Company. Scope 2 are indirect emissions generated in the production of electricity used by the Company

7

Gold Fields Reviewed Results | 2022

Social

Gold Fields continues to focus on maximising in-country and host community economic impact. The Group's value distribution to national economies was US$3.9bn for the year 2022 compared with US$3.6bn in 2021. Gold Fields' procurement from in-country suppliers was US$2.4bn for the year 2022 (97% of total procurement) compared with US$2.2bn in 2021 (96% of total).

Gold Fields aims to sustain the value delivered to host communities through employment, procurement and social investments. The Group host community workforce was 9,473 people – 52% of the total workforce (excluding projects and corporate offices) for the year 2022 compared with 9,330, 54% of the total workforce, in 2021. Group host community procurement spend for the year 2022 was US$747m (31% of total spend), compared with US$709m (31% of total) during 2021. Spending on socio-economic development (SED) projects in our host communities totalled US$21m for the year 2022 compared with US$16m for 2021. In total, value creation to host communities amounted to US$913m in 2022, 27% of total value creation (2021: US$872m; 28%). Our 2030 target is 30% of total value creation.

The Group has finalised guidance for the regions to develop legacy programmes that positively impact host communities and environmental resilience beyond the life of mine. A pipeline of programmes has been approved with the first programme under implementation later in 2023.

Our total workforce at 31 December 2022 was 23,084 (including projects and corporate offices), comprising 6,364 employees and 16,720 contractors, compared with a total workforce of 22,119 at year-end 2021. Women comprised 23% of Gold Fields' employees at the end of December 2022, compared with 22% at the end of 2021. Of the 23%, 55% worked in core mining activities. Training spend was US$8.8m in 2022, compared with US$8.3m in 2021.

	Year ended		
Social	**2022**	2021	2020
Host community procurement (% of total)	**31**	31	29
Host community workforce (% of total)	**52**	54	53
Socio-economic development spending (US$m)	**21**	16	17
Women in workforce (% of total)	**23**	22	20
Training spend (US$/employee)	**1,411**	1,397	1,211

ESG Targets

Gold Fields is committed to implementing sound ESG policies and programmes. In December 2020, we launched a range of ESG targets for 2030, covering health and safety, climate change, gender diversity, water and tailings management, and stakeholder value creation. We spent 2022 developing, and partially implementing, the underlying strategies, programmes and projects to achieve these targets. The table below outlines the ESG priority areas, the accompanying 2030 targets areas, as well as the progress we have made to date on achieving these targets.

	Year ended		
Social	**2022**	2021	2030 Target
Decarbonisation			
Net emissions reduction (%)	**+1%**	+1%	(30)%
Absolute emissions reduction (%)	**(18)%**	(18)%	(50)%
Tailings management			
Global Industry Standard on Tailings Management (GISTM)	**On track**	On track	Conformance (by 2023 and 2025)
Reduce number of active upstream raised TSFs	**5**	5	3
Water Stewardship			
Recycling/reuse of water (%)	**75%**	75%	80%
Freshwater withdrawal (GL)	**8.5**	9.4	7.8
Safety, health, well-being and environment			
Fatalities	**1**	1	0
Serious injuries	**5**	9	0
Level 3-5 incidents	**0**	0	0
Gender diversity			
Women representation	**23%**	22%	30%
Stakeholder value creation			
Total value creation benefiting host communities	**27%**	28%	30%
Flagship projects benefiting host communities	**0**	**0**	6

8

Revenue Attributable equivalent gold production, (including Asanko) increased by 3% from 2.340Moz in 2021 to 2.399Moz in 2022. Attributable equivalent gold production at Asanko decreased by 19% from 94,600oz in 2021 to 76,700oz in 2022. Revenue from Asanko is not included in Group revenue as Asanko results are equity accounted. At the South Africa region, managed production increased by 12% from 9,102kg (292,600oz) in 2021 to 10,200kg (327,900oz) in 2022. Attributable production at South Deep increased by 12% from 8,776kg (282,200oz) in 2021 to 9,836kg (316,200oz) in 2022. The increase was due to the continuous productivity improvement programmes introduced in 2019 which are sustainably delivering results. Gold sold increased by 12% from 9,102kg (292,600oz) to 10,200kg (327,900oz). Managed gold production at the West African operations (including Asanko), decreased by 4% from 870,700oz in 2021 to 838,300oz in 2022 mainly due to decreased production at Damang with the completion of mining at the Damang Pit Cutback (DPCB) and decreased production at Asanko due to the temporary cessation of mining activities in July 2022 and lower grade material processed from stockpiles. Attributable gold production at the West African operations (including Asanko), decreased by 4% from 793,100oz in 2021 to 762,100oz in 2022. Managed gold produced at Tarkwa increased by 2% from 521,700oz in 2021 to 531,600oz in 2022. Gold sold increased by 1% from 521,700oz to 529,100oz. At Damang, managed gold produced decreased by 10% from 254,400oz in 2021 to 230,000oz in 2022. Gold sold decreased by 10% from 254,400oz to 228,900oz. Gold production at Asanko decreased by 19% from 94,600 (45% basis) in 2021 to 76,700oz (45% basis) in 2022. Gold sold decreased by 22% from 97,200oz (45% basis) to 75,500oz (45% basis). Total managed gold equivalent production increased by 5% from 248,300oz in 2021 to 260,500oz in 2022 mainly due to higher grade ore processed and higher recoveries. Attributable equivalent gold production at Cerro Corona in Peru, increased by 5% from 247,000oz in 2021 to 259,200oz in 2022. Gold equivalent ounces sold increased by 5% from 248,400oz to 260,100oz. Gold production at the Australian operations increased by 4% from 1,018,500oz in 2021 to 1,061,100oz in 2022. At St Ives, gold production decreased by 4% from 393,000oz in 2021 to 376,700oz in 2022. Gold sold decreased by 5% from 391,100oz to 373,200oz. At Agnew, gold production increased by 7% from 223,000oz in 2021 to 239,200oz in 2022 mainly due to an increase in yield, partially offset by a decrease in ore tonnes processed. Gold sold increased by 7% from 222,800oz to 238,700oz. At Granny Smith, gold production increased by 3% from 279,200oz in 2021 to 287,900oz in 2022 due to an increase in yield, partially offset by decreased ore tonnes processed. Gold sold increased by 1% from 283,600oz to 287,400oz. At Gruyere, gold production (100% basis) increased by 28% from 246,500oz in 2021 to 314,600oz in 2022 due to an increase in ore grade and volume processed. The Group’s share of gold production at Gruyere increased by 28% from 123,300oz in 2021 to 157,300oz in 2022. Gold sold increased by 26% from 124,400oz in 2021 to 156,400oz in 2022. The average US Dollar gold price achieved by the Group (excluding Asanko) decreased by 1% from US$1,794/eq oz in 2021 to US$1,785/eq oz in 2022. The average Rand gold price increased by 11% from R851,102/ kg to R943,581/kg. The average Australian Dollar gold price increased by 8% from A$2,400/oz to A$2,592/oz. The average US Dollar gold price for the Ghanaian operations (excluding Asanko) increased by 1% from US$1,797/oz in 2021 to US$1,806/oz in 2022. The average equivalent US Dollar gold price, net of treatment and refining charges, for Cerro Corona decreased by 5% from US$1,750/eq oz in 2021 to US$1,671/eq oz in 2022. The average US Dollar/Rand exchange rate weakened by 11% from R14.79 in 2021 to R16.37 in 2022. The average Australian/US Dollar exchange rate weakened by 8% from A$1.00 = US$0.75 to A$1.00 = US$0.69. Gold equivalent ounces sold (excluding Asanko) increased by 3% from 2.34Moz in 2021 to 2.40Moz in 2022. Revenue increased by 2% from US$4,195m in 2021 to US$4,287m in 2022 due to the higher gold sold, partially offset by the lower gold price received. Cost of sales before amortisation and depreciation Cost of sales before amortisation and depreciation increased by 6% from US$1,662m in 2021 to US$1,763m in 2022 mainly due to inflationary increases affecting all the regions, partially offset by the weakening of the South African Rand and Australian Dollar. Effective mining inflation for 2022 was as follows: Group Effective mining inflation Australia 12.3% South Africa 9.6% Ghana (US based) 12.6% Chile (US based) 7.3% Peru (US based) 14.3% Group weighted 10.7% At the South Africa region, at South Deep, cost of sales before amortisation and depreciation increased by 14% from R4,510m (US$305m) in 2021 to R5,138m (US$314m) in 2022 mainly due to 5% higher volumes mined as well as inflationary increases. At the West Africa region, (excluding Asanko), cost of sales before amortisation and depreciation increased by 14% from US$460m in 2021 to US$524m in 2022 mainly due to the impact of inflationary cost pressures. In addition, at Tarkwa there was a 12% (3Mt) increase in operational waste tonnes mined and a 19% (2Mt) increase in ore tonnes mined. Tarkwa had a gold-in-process credit to cost of US$36m in 2022 compared with a US$30m credit to cost in 2021. At Damang operational waste tonnes mined decreased by 47% (7Mt) and ore tonnes minded decreased by 29% (2Mt) as mining at the Damang Pit Cutback was completed during 2022. Damang had a gold-in-process credit to cost of US$41m in 2022 compared with a US$72m credit to cost in 2021. The decrease in the gold-in-process credit to cost more than offset the decrease in operating cost as a result of lower tonnes mined. At the South America region, at Cerro Corona, cost of sales before amortisation and depreciation decreased by 1% from US$176m in 2021 to US$175m in 2022. The cost of sales before gold inventory change and amortisation and depreciation increased by 18% to US$225m in 2022 from US$190m in 2021. This increase was more than offset by the 257% increase in the gold-inventory credit to cost to US$50m in 2022 from US$14m in 2021. At the Australia region, cost of sales before amortisation and depreciation increased by 14% from A$960m (US$721m) in 2021 to A$1,091m (US$756m) in 2022 mainly due to inflationary pressures on commodity inputs, employee and contractor costs and structural increases in costs relating to higher support and paste fill costs at Granny Smith mine due to increased mining depth at the underground mine. In addition, higher operational waste tonnes were mined at Gruyere and St Ives. Amortisation and depreciation Amortisation and depreciation for the Group increased by 18% from US$713m in 2021 to US$844m in 2022 mainly due to the higher ounces mined at Tarkwa, Cerro Corona and St Ives in 2022. Investment income Investment income increased by 63% from US$8m in 2021 to US$13m in 2022 due to higher interest received as a result of higher interest rates and higher cash and cash equivalents. Finance expense Finance expense for the Group decreased by 20% from US$91m in 2021 to US$73m in 2022 due to lower borrowings and higher interest capitalised in 2022. Interest expense on borrowings of US$75m lease interest of US$23m, rehabilitation interest of US$12m and silicosis liability unwinding of US$1m, partially offset by interest capitalised of US$38m in 2022 compared with interest expense on borrowings of US$80m and lease interest of US$24m, partially offset by interest capitalised of US$13m in 2021. The increase in interest capitalised relates to higher cumulative spend on Salares Norte. 9 2022Gold Fields Reviewed Results

Gold Fields Reviewed Results | 2022

Share of results of equity-accounted investees after taxation

The share of results of equity-accounted investees after taxation was a loss of US$32m in 2021 and compared to an income of US$10m in 2022. The income of US$10m in 2022 comprised share of earnings of Asanko of US$13m, partially offset by a share of losses of US$2m of Lunnon Metals Limited and expenditure of US$1m incurred at FSE. The loss of US$32m in 2021 comprised share of results of associates of US$21m and impairment of Asanko of US$53m.

Gain/(loss) on foreign exchange

The gain on foreign exchange of US$7m in 2022 compared with a loss on foreign exchange of US$2m in 2021 and related to the conversion of offshore cash holdings into their functional currencies.

Gain/(loss) on financial instruments

The gain on financial instruments of US$24m in 2022 compared with a loss of US$100m in 2021.

	December 2022	December 2021
Ghana oil hedge	14	13
Australia oil hedge	8	8
Salares Norte foreign currency hedge	2	(60)
Peru copper hedge	–	(31)
Australia gold hedge	–	(26)
Maverix warrants – loss on fair value	–	(4)
Gain/(loss) on financial instruments	**24**	(100)
Unrealised gain/(loss) and prior year marked-to-market reversals on derivative contracts	2	(53)
Realised gain/(loss) on derivative contracts	22	(43)
Maverix warrants – loss on fair value	–	(4)
Gain/(loss) on financial instruments	**24**	(100)

Share-based payments

Share-based payments for the Group decreased by 46% from US$13m in 2021 to US$7m in 2022 mainly due to lower forecast vesting percentages of share based payments and lower allocations made in 2022.

Long-term incentive plan

The long-term incentive plan remained similar at US$29m in 2022.

Other costs, net

Other costs for the Group decreased by 48% from US$46m in 2021 to US$24m in 2022 and mainly related to the reallocation of rehabilitation interest of US$12m and silicosis unwinding of US$1m to the interest line in 2022.

Exploration expense

Exploration expense increased by 33% from US$61m in 2021 to US$81m in 2022. The US$81m spend in 2022 included US$32m spend at Salares Norte and US$49m related to exploration spend at the other operations. The US$61m spend in 2021 included US$27m spend at Salares Norte and US$34m related to exploration spend at the other operations.

Non-recurring items

Non-recurring expenses increased by 175% from US$89m in 2021 to US$245m in 2022.

Non-recurring expenses of US$245m in 2022 mainly includes:

- Impairment of US$325m of the Tarkwa cash-generating unit (CGU). The after tax impairment is US$220m. The impairment calculation is based on the fair value less cost of disposal (FVLCOD) calculated using a combination of the market (resource value) and income approach using level 3 of the fair value hierarchy (2022 life of mine plan) with the following assumptions:
  - Gold price – US$ per ounce
    - 2023 – US$1,740
    - 2024 – US$1,730
    - 2025 – US$1,700
    - 2026 – US$1,650
    - Long-term – US$1,620
  - Resource price of US$71 per ounce
  - Resource ounces of 3.3 million ounces
  - Life of mine of 13 years
  - Discount rate of 15.9%
- The impairment is mainly due to an increase in the discount rate from 8.3% to 15.9% as a result of increases in the Ghana country risk premium and the risk free rate as well as inflationary cost pressures experienced in 2022. The carrying value after impairment for the Tarkwa CGU is US$812m. The information underlying the impairment calculation may be subject to further adjustments in the future.
- Impairment of US$63m of the Cerro Corona CGU. The after tax impairment is US$44m. The impairment calculation is based on the FVLCOD calculated using a combination of the market (resource value) and income approach using level 3 of the fair value hierarchy (2022 life of mine plan) with the following assumptions:
  - Gold price – US$ per ounce
    - 2023 – US$1,740
    - 2024 – US$1,730
    - 2025 – US$1,700
    - 2026 – US$1,650
    - Long-term – US$1,620
  - Copper price – US$ per tonne
    - 2023 – US$7,700
    - 2024 – US$8,150
    - 2025 – US$8,150
    - 2026 – US$8,150
  - Long-term – US$7,700
  - Resource price of $30 per ounce
  - Resource ounces of 1.0 million ounces
  - Life of mine of eight years
  - Discount rate of 8.1%
- The impairment is mainly due to an increase in the discount rate from 4.8% to 8.1% as a result of increases in the risk free rate as well as inflationary cost pressures experienced in 2022. The carrying value after impairment for the Cerro Corona CGU is US$477m. The information underlying the impairment calculation may be subject to further adjustments in the future.
- US$114m related to impairment of FSE. Management has actively been engaged in the process of disposing of FSE in 2022. The disposal process proved unsuccessful and no offers were received. Management's assessment is that it is unlikely the investment could be sold for any value and wrote off the investment by US$114m to a carrying value of nil;
- US$18m related to an expected credit loss against a contractor loan at Tarkwa and Damang;
- US$11m related to restructuring costs in Ghana; and
- US$3m related to impairment of redundant assets at various operations.

These were partially offset by:

- US$267m income related to the Yamana break fee, net of costs. As a result of Yamana entering into an arrangement agreement with Pan American Silver Corp and Agnico Eagle Mines Limited, Gold Fields terminated the agreement in respect of the proposed acquisition of Yamana. In accordance, within the terms of the arrangement agreement, Yamana was required to pay Gold Fields a termination fee of US$300m. The fee has been partially offset by transaction costs of US$33m;
- US$10m income related to profit on disposal of assets;
- US$2m income arising on adjustment of silicosis provision; and
- US$10m income arising on rehabilitation provision year-end adjustments.

Non-recurring expenses of US$89m in 2021 mainly includes:

- Impairment of FSE of US$31m based on the fair value less cost of disposal of the investment which was indirectly derived from the market value of Lepanto Consolidated Mining Company;
- Expected credit loss against a contractor loan of US$41m at Tarkwa and Damang;
- US$10m impairment of capitalised exploration costs at St Ives based on technical and economic parameters of various studies;
- US$2m write-off of redundant assets in Peru;
- Restructuring costs at Tarkwa of US$2m;
- Donations made to various bodies in response to COVID-19 of US$1m; and
- A cost arising on the rehabilitation year-end adjustments of US$11m; partially offset by;
- Profit on disposal of assets of US$9m.

10

Gold Fields Reviewed Results 2022

Royalties

Government royalties for the Group decreased by 2% from US$112m in 2021 to US$110m in 2022 due to the effect of the weakening of the South African Rand and Australian Dollar on converting South Deep's royalties and the Australian region's royalties from local currencies to US Dollars. In local currencies the royalties in Australia and South Africa increased in line with the higher revenue.

Mining and income taxation

The taxation charge for the Group increased by 4% from US$425m in 2021 to US$442m in 2022 in line with the higher profit before tax. Normal taxation increased by 6% from US$449m in 2021 to US$475m in 2022 mainly due to US$65m tax paid to the South African Revenue Service on the Yamana break fee as well as US$19m additional tax charge to the Ghana Revenue Authority related to transfer pricing. The deferred tax credit increased by 38% from US$24m in 2021 to US$33m in 2022. The increase is due mainly to deferred tax assets of US$97m that were raised in 2021 for Salares Norte that resulted in a significant deferred tax credit in the prior year.

Profit for the period

Profit for the period decreased by 13% from US$830m in 2021 to US$722m in 2022.

Net profit attributable to owners of the parent for the Group decreased by 10% from US$789m or US$0.89 per share in 2021 to US$711m or US$0.80 per share in 2022.

Headline earnings attributable to owners of the parent for the Group increased by 19% from US$890m or US$1.00 per share in 2021 to US$1,061m or US$1.19 per share in 2022.

Normalised profit for the Group increased by 7% from US$929m or US$1.05 per share in 2021 to US$860m or US$0.97 per share in 2022.

Normalised profit

Normalised profit reconciliation for the Group is calculated as follows:

US$'m	December 2022	December 2021
Profit for the period attributable to owners of the parent	**711.0**	789.3
Non-recurring items	**245.1**	89.0
Tax effect of non-recurring items	**(57.5)**	(4.8)
Non-controlling interest effect of non-recurring items	**(24.1)**	(4.2)
Share of results of equity-accounted investees – Asanko impairment	**—**	52.8
(Gain)/loss on foreign exchange	**(6.7)**	1.9
Tax effect on foreign exchange	**2.8**	1.2
Non-controlling interest effect on foreign exchange	**0.5**	0.5
(Gain)/loss on financial instruments	**(24.0)**	100.4
Tax effect on financial instruments	**7.5**	(11.6)
Non-controlling interest effect on financial instruments	**0.9**	0.9
South Deep deferred tax change[1]	**4.6**	—
Salares Norte deferred tax asset raised	**—**	(86.7)
Normalised profit attributable to owners of the parent	**860.1**	928.7

Normalised profit is considered an important measure by Gold Fields of the profit realised by the Group in the ordinary course of operations. In addition, it forms the basis of the dividend pay-out policy. Normalised profit is defined as profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items after taxation and non-controlling interest effect.

[1] During June 2022, the South African Revenue Services published the draft 2022 Rates & Monetary Bill, inclusive of an amendment to the gold tax formula from Y = 34 – 170/X to Y = 33 – 165/X in respect of year assessments ending on or after 31 March 2023, which is considered to be substantively enacted. This resulted in the effective mining tax rate used for deferred tax purposes for Gold Fields Operations Limited ("GFO") and GFI Joint Venture Holdings (Proprietary) Limited ("GFIJVH"), owners of the South Deep mine, decreasing from 29% at 31 December 2021 to 28% at 31 December 2022, amounting to a charge of R76.2m (US$4.6m) through profit or loss.

Cash flow

Cash flow from operating activities

Cash inflow from operating activities increased by 7% from US$1,599m in 2021 to US$1,714m in 2022. The increase was mainly due to a higher profit before royalties and taxation largely due to the Yamana break fee received. This was partially offset by a higher royalties and taxation payment and a higher investment in working capital as a result of higher gold in process inventory due to stock piling in certain operations in 2022. The higher taxation payment included withholding tax of US$75m tax on the Yamana break fee which will be refunded in 2023, US$65m tax paid to the South African Revenue Service on the Yamana break fee as well as US$23m additional tax payment to the Ghana Revenue Authority related to transfer pricing.

Dividends paid

Dividends paid decreased by 9% from US$369m in 2021 to US$335m in 2022. The dividend paid of US$335m in 2022 comprised dividends paid to owners of the parent of US$305m related to the 2021 final and 2022 interim dividends and dividend paid to non-controlling interest holders of US$30m. The dividend paid of US$369m in 2021 comprised dividends paid to owners of the parent of US$322m related to the 2020 final and 2021 interim dividends and dividends paid to non-controlling interest holders of US$47m.

Cash flow from investing activities

Cash outflow from investing activities increased marginally from US$1,071m in 2021 to US$1,072m in 2022.

Capital expenditure

Capital expenditure decreased by 2% from US$1,089m in 2021 to US$1,069m in 2022. The capital expenditure of US$1,069m in 2022 comprised of sustaining capital expenditure of US$657m and non-sustaining capital expenditure of US$412m. The capital expenditure of US$1,089m for 2021 comprised of sustaining capital expenditure of US$576m and non-sustaining capital expenditure of US$513m.

Sustaining capital expenditure, (excluding Asanko), increased by 14% from US$576m in 2021 to US$657m in 2022 mainly due to increases from South Deep, Damang, Tarkwa and Cerro Corona.

Non-sustaining capital expenditure (excluding Asanko), decreased by 20% from US$513m in 2021 to US$412m in 2022. This movement is mainly attributable to lower project capital incurred while constructing Salares Norte. Growth expenditure of US$412m for 2022 comprised US$286m at Salares Norte, US$81m at the Australian operations, US$15m at Cerro Corona, US$20m at South Deep and US$10m at Damang. Growth expenditure of US$513m for 2021 comprised US$375m at Salares Norte, US$83m at the Australian operations, US$28m at Cerro Corona, US$21m at South Deep and US$6m at Damang.

At the South Africa region at South Deep, capital expenditure increased by 47% from R1,320m (US$89m) in 2021 to R1,943m (US$119m) in 2022 mainly due to increased spending on the solar plant of R420m (US$26m) and the Doornpoort tailings storage facility (TSF) life of mine extension.

At the West Africa region, (excluding Asanko), capital expenditure increased by 24% from US$232m in 2021 to US$289m in 2022. At Tarkwa, capital expenditure increased by 10% from US$209m to US$229m mainly due to additional expenditure on TSF Construction and higher capital waste expenditure driven by higher mining unit rates as a result of higher fuel price, explosives and contractor rise and fall costs. The higher capital waste expenditure was partially offset by a reduction of 18% in capital waste tonnes mined. Capital expenditure at Damang increased by 156% from US$23m to US$60m due to higher capital waste tonnes mined from Huni pit combined with the inflationary increases on the mining rate.

Capital expenditure at Asanko (on a 100% basis) decreased by 62% from US$46m in 2021 to US$17m in 2022. The Asanko capital expenditure is not included in the Group capital expenditure as Asanko is equity accounted.

At the South America region at Cerro Corona, capital expenditure decreased by 17% from US$56m in 2021 to US$46m in 2022, mainly due to lower construction activities at the Ana and Apron waste storage facilities. At Salares Norte, capital expenditure decreased by 21% from US$375m in 2021 to US$296m in 2022, mainly due to timing of project capital expenditure.

11

Gold Fields Reviewed Results 2022

At the Australia region, capital expenditure increased by 2% from A$447m (US$336m) in 2021 to A$457m (US$317m) in 2022. At St Ives, capital expenditure increased by 6% from A$138m (US$103m) to A$145m (US$101m) due to increased pre-strip activities at Neptune stage 7 pit. Agnew, capital expenditure increased by 5% from A$117m (US$88m) to A$123m (US$85m) mainly due to increased expenditure incurred on the mill crushing circuit replacement project and a 100-room expansion of the accommodation village. At Granny Smith, capital expenditure increased by 6% from A$134m (US$100m) in 2021 to A$141m (US$98m) in 2022 mainly due to increased expenditure on development of the Z135 area and increased expenditure on a new TSF. At Gruyere, capital expenditure (50% basis) decreased by 18% from A$58m (US$44m) in 2021 to A$48m (US$33m) in 2022 reflecting the completion of pre-stripping stages 2 and 3 of the pit.

Proceeds on disposal of property, plant and equipment

Proceeds on disposal of property, plant and equipment decreased by 33% from US$3m in 2021 to US$2m in 2022.

Purchase of investments

Purchase of investments decreased by 19% from US$27m in 2021 to US$22m in 2022.

Purchase of investments of US$22m in 2022 related to US$4m paid for 163.2m Tesoro Gold shares, US$1m paid for 8.1m shares in Chakana Copper Corporation, US$11m for 15.0m shares in Torq Resources and an investment of US$6m in bonds for the insurance captive. Purchase of investments of US$27m in 2021 related to US$10m paid for the conversion of warrants to Maverix shares, US$2m paid for 6.6m shares in Chakana Copper Corporation, US$2m for 11.0m shares in Hamelin Gold Limited and an investment of US$13m in bonds for the insurance captive.

Redemption of Asanko preference shares

Redemption of Asanko preference shares of US$5m in 2021 compared to US$nil in 2022.

Proceeds on disposal of investments

Proceeds on disposal of investments decreased by 89% from US$19m in 2021 to US$2m in 2022. Proceeds of US$2m in 2022 related to sales of bonds by the insurance cell captive. Proceeds of US$19m in 2021 related to disposal of shares in Maverix Limited.

Environmental payments

Environmental payments increased by 10% from US$10m in 2021 to US$11m in 2022. The contributions of US$11m in 2022 comprise US$9m by the Ghanaian region and US$2m by South Deep in South Africa. The contributions of US$10m in 2021 comprised US$9m by the Ghanaian region and US$1m by South Deep in South Africa.

Cash flow from financing activities

Net cash outflow from financing activities decreased by 89% from US$511m in 2021 to US$57m in 2022. The cash outflow of US$57 in 2022 related to loan repayments of US$198m and payment of principal lease liabilities of US$66m, partially offset by loan drawdowns of US$207m. The cash outflow of US$511 in 2021 related to the repayment of US$644m of loans and payment of principal lease liabilities of US$75m, partially offset by loan drawdowns of US$208m.

Net cash flow

The net cash generated for the Group of US$250m in 2022 compared with a net cash utilised of US$351m in 2021. After accounting for a negative translation adjustment of US$5m on non-US Dollar cash balances, the cash inflow in 2022 was US$245m. The cash balance at 31 December 2022 of US$769m compared with US$525m at 31 December 2021.

Adjusted free cash flow

Adjusted free cash flow decreased by 7% from US$463m in 2021 to US$431m in 2022 due to lower adjusted free cash generated by the operations.

	2022	2021
Cash flow operating activities	**1,713.9**	1,599.2
Capital expenditure	**(1,041.0)**	(1,057.2)
– Capital expenditure – additions	**(1,069.3)**	(1,088.7)
– Capital expenditure – working capital	**26.3**	28.7
– Proceeds on disposal of property, plant and equipment	**2.0**	2.8
Redemption of Asanko preference shares	**–**	5.0
Contributions to environmental trust funds	**(11.1)**	(10.1)
Payment of lease liabilities	**(65.5)**	(73.8)
Contributions for rehabilitation purposes at Peru and Australia	**(38.2)**	–
Yamana break fee, net of costs and taxation	**(126.8)**	–
Adjusted free cash flow	**431.3**	463.1

The US$431m adjusted free cash flow in 2022 comprised: US$855m free cash generated by the eight mining operations (after royalties, taxes, capital expenditure and environmental payments) less US$329m spend at Salares Norte less US$64m of net non-mine interest paid as well as US$31m on non-mine based costs mainly due to working capital movements.

The US$329m spend at Salares Norte is made up as follows:

US$'m	2022
Sustaining capital expenditure	**(10)**
Non-sustaining capital expenditure	**(286)**
Exploration expenditure	**(32)**
Release of working capital	**6**
Other	**(7)**
Total spend	**(329)**

The US$463m adjusted free cash flow in 2021 comprised: US$913m free cash generated by the eight mining operations (after royalties, taxes, capital expenditure and environmental payments) plus redemption of Asanko preference shares of US$5m, less US$65m of net non-mine interest paid, US$327 at Salares Norte on exploration and construction capital as well as US$63m on non-mine based costs mainly due to working capital movements.

The US$327m spend at Salares Norte is made up as follows:

US$'m	2021
Non-sustaining capital expenditure	(375)
Exploration expenditure	(27)
Release of working capital	66
Other	9
Total spend	(327)

12

Gold Fields Reviewed Results 2022

Statement of financial position

Net debt decreased by 27% from US$969m at 31 December 2021 to US$704m at 31 December 2022 mainly due to net Yamana break fee received.

Net debt excluding lease liabilities decreased by 44% from US$553m at 31 December 2022 to US$310m at 31 December 2022.

Net debt is defined by the Group as total borrowings and lease liabilities less cash and cash equivalents.

Net debt/adjusted EBITDA

The net debt/adjusted EBITDA ratio of 0.30 at 31 December 2022 compared with 0.40 at 31 December 2021.

	Year ended	
US$'m	**December 2022**	December 2021
Net debt	**704.1**	968.9
Adjusted EBITDA	**2,440.1**	2,393.6
Net debt to adjusted EBITDA	**0.29**	0.40

Adjusted EBITDA

Adjusted EBITDA for calculating net debt/adjusted EBITDA is based on the profit for the year ended 31 December 2022 and is determined as follows in US$ million:

	Year ended	
US$'m	**December 2022**	December 2021
Profit for the year	**721.7**	829.5
Taxation	**442.1**	424.9
Royalties	**110.4**	112.4
Non-recurring items	**245.1**	89.0
Long-term incentive scheme	**29.0**	28.5
Share-based payments	**6.9**	12.7
(Gain)/loss on financial instruments	**(24.0)**	100.4
(Gain)/loss on foreign exchange	**(6.7)**	1.9
Equity-accounted (income)/loss, after taxation	**(10.1)**	32.0
Net interest expense	**59.2**	82.9
Amortisation and depreciation	**844.3**	713.2
Realised gain/(loss) on financial instruments*	**22.2**	(43.5)
Other*	**—**	9.7
Adjusted EBITDA	**2,440.1**	2,393.6

Adjusted EBITDA is defined by the Group as profit or loss for the year adjusted for interest, taxation, amortisation and depreciation and certain other non-operating costs.

* Based on information underlying the reviewed condensed consolidated financial statements of Gold Fields Limited for the years ended 31 December 2022 and 31 December 2021.

All-in sustaining and total all-in cost

The Group all-in sustaining costs increased by 4% from US$1,063/oz in 2021 to US$1,105/oz in 2022 mainly due to higher sustaining capital expenditure and higher cost of sales before amortisation and depreciation, partially offset by higher gold sold and the 11% weakening of the South African Rand against the US Dollar and 8% weakening of the Australian Dollar against the US Dollar . If the all-in sustaining costs are normalised by using the same exchange rates as in 2021, the all-in sustaining costs would be US$1,164/oz for 2022. This represents a 10% increase in all-in sustaining costs compared with 2021.

Total all-in cost increased by 2% from US$1,297/oz in 2021 to US$1,320/oz in 2022 mainly due to higher sustaining capital expenditure and higher cost of sales before amortisation and depreciation, partially offset by higher gold sold, lower non-sustaining capital expenditure and the 11% weakening of the South African Rand against the US Dollar and 8% weakening of the Australian Dollar against the US Dollar. The lower non-sustaining capital expenditure was mainly at Salares Norte which decreased from US$375m in 2021 to US$286m in 2022 due to timing of expenditure on the project.

Normalising for the exchange rate differences, the total all-in cost would be US$1,384/oz for 2022, a 7% increase when compared with 2021.

Excluding the project construction capital at Salares Norte, total all-in cost increased by 4% to US$1,197/oz in 2022 from US$1,148/oz in 2021.

The Group all-in sustaining and all-in cost were below the guidance provided in February 2022. The actual all-in sustaining costs of US$ 1,105oz, if adjusted to 2022 guidance exchange rates (R/US$15.55 and US$/A$0.76) is US$1,160/oz which is well within the guidance range of US$1,140/oz – US$1,180/oz.

The actual all-in cost of US$1,320/oz, if adjusted to 2022 guidance exchange rates is US$1,381/oz which is within the guidance range of US$1,370/oz – US$1,410/oz.

13

Gold Fields Reviewed Results | 2022

Review of operations

Year ended December 2022 compared with year ended December 2021

Figures may not add as they are rounded independently.

South Africa region

South Deep

		Dec 2022	Dec 2021	% Variance
Ore mined	000 tonnes	**1,632**	1,540	6%
Waste mined	000 tonnes	**195**	201	(3)%
Total tonnes	000 tonnes	**1,827**	1,741	5%
Grade mined – underground reef	g/t	**6.24**	6.33	(1)%
Grade mined – underground total	g/t	**5.57**	5.60	(1)%
Gold mined	kg	**10,178**	9,744	4%
	000'oz	**327.2**	313.3	4%
Total development	m	**11,594**	10,282	13%
Secondary support	m	**12,250**	14,538	(16)%
Backfill	m^3	**334,886**	298,186	12%
Ore processed – underground reef	000 tonnes	**1,571.4**	1,535.6	2%
Ore processed – underground waste	000 tonnes	**186.6**	154.0	21%
Ore processed – surface	000 tonnes	**1,226.6**	1,232.5	—%
Total tonnes milled	000 tonnes	**2,984.6**	2,922.1	2%
Yield – underground reef	g/t	**6.38**	5.84	9%
Surface yield	g/t	**0.14**	0.11	27%
Total yield	g/t	**3.42**	3.11	10%
Gold produced	kg	**10,200**	9,102	12%
	000'oz	**327.9**	292.6	12%
Gold sold	kg	**10,200**	9,102	12%
	000'oz	**327.9**	292.6	12%
AISC	R/kg	**680,931**	622,726	9%
	US$/oz	**1,294**	1,310	(1)%
AIC	R/kg	**713,624**	655,826	9%
	US$/oz	**1,356**	1,379	(2)%
Sustaining capital expenditure	Rm	**1,609.8**	1,019.1	58%
	US$m	**98.3**	68.9	43%
Non-sustaining capital expenditure	Rm	**333.5**	301.3	11%
	US$m	**20.4**	20.4	—%
Total capital expenditure	Rm	**1,943.3**	1,320.4	47%
	US$m	**118.7**	89.3	33%
Adjusted free cash flow	Rm	**2,103.9**	1,435.1	47%
	US$m	**128.5**	97.0	32%

South Deep achieved most key performance measures for FY2022 with production outputs in line with the mine production ramp-up plan towards 12t gold output annually from 2024. Productivity improvement programmes that were introduced in 2019 are sustainably delivering results and further enhancements will ensure sustained delivery.

Gold production increased by 12% to 10,200kg (327,900oz) in 2022 from 9,102kg (292,600oz) in 2021. The increased gold production was due to improved efficiencies resulting in increased volumes mined and processed as well as improved mine call factor and plant recovery factor.

Underground reef ore processed increased by 2% to 1,571kt in 2022 from 1,536kt in 2021. North of Wrench increased its contribution YoY from 71% to 81%, while Current Mine reduced its contribution from 29% to 19% as part of the focus to transition away from Current Mine to higher productivity North of Wrench. Underground reef grade mined decreased by 1% to 6.24g/t in 2022 from 6.33g/t in 2021 as a result of the mining footprint and mining mix. Underground reef yield increased by 9% to 6.38g/t in 2022 from 5.84g/t in 2021 due to an increase in mine call factor and plant recovery factor.

Waste mined decreased by 3% to 195kt in 2022 from 201kt in 2021 as some cuts intersected reef and began mining reef in line with the Mine Plan.

Total development increased by 13% to 11,594m in 2022 from 10,282m in 2021 as a result of improved operational efficiencies and an additional drill rig in line with the ramp-up plan.

Secondary support decreased by 16% due to less backlog and rehabilitation support requirements while backfill increased by 12% in 2022 as more stopes were available for backfilling.

Surface re-mining decreased marginally to 1,227kt in 2022 from 1,232kt treated in 2021.

Total yield increased by 10% to 3.42g/t in 2022 from 3.11g/t in 2021 largely driven by the increase in mine call factor and plant recovery factor.

Total all-in cost increased by 9% to R713,624/kg (US$1,356/oz) in 2022 from R655,826/kg (US$1,379/oz) in 2021 with the prevailing inflationary pressures and higher capital costs partially offset by higher gold sales. All-in cost in US Dollar terms decreased by 2% as a result of the weakening of the South African Rand by 11% from R14.79 in 2021 to R16.37 in 2022.

Cost of sales before amortisation and depreciation increased by 13% to R5.1bn (US$314m) in 2022 from R4.5bn (US$305m) in 2021.

Cost of sales before gold inventory change and amortisation and depreciation increased by 15% to R5.3bn (US$325m) in 2022 from R4.6bn (US$312m) in 2021 mainly due to a 5% increase in total tonnes mined, a 2% increase in total tonnes milled and inflationary increases on consumables, contractors, electricity and employee costs.

Gold inventory credit to cost increased to R175m (US$11m) in 2022 from R108m (US$7m) in 2021 due to a build up of stockpile and gold in circuit.

Capital expenditure increased by 47% to R1.9bn (US$119m) in 2022 from R1.3bn (US$89m) in 2021 as detailed below.
Sustaining capital expenditure increased by 58% to R1.6bn (US$98m) in 2022 from R1.0bn (US$69m) in 2021 mainly due to the higher spend on construction of the solar plant of R420m (R547m in 2022 vs. R127m in 2021) and the Doornpoort Tailings Storage Facility extension R34m (R123m in 2022 vs. R89m in 2021).

Non-sustaining capital expenditure increased by 11% to R334m (US$20m) in 2022 from R301m (US$20m) in 2021. This increase was mainly due to increased development.

Adjusted free cash flow increased by 47% to R2.1bn (US$129m) in 2022 compared to R1.4bn (US$97m) in 2021. The increase is mainly due to higher gold sold at a higher price, partially offset by higher cost of sales before amortisation and depreciation, as well as higher capital expenditure.

Guidance

Guidance for 2023 is as follows:

- Gold produced ~ 10,800kg (347,200oz);
- Capital expenditure ~ R1,855m (US$109m);
- All-in sustaining costs ~ R730,000/kg (US$1,330/oz); and
- Total all-in cost ~ R730,000/kg (US$1,330/oz).

The increase in AIC is due to higher cost of sales before amortisation and depreciation as a result of inflationary increases, partially offset by higher gold sold and lower total capital expenditure.

14

Gold Fields Reviewed Results 2022

West Africa region

Ghana

		Dec 2022	Dec 2021	% Variance
Gold produced	000'oz	**838.3**	870.7	(4)%
AISC	US$/oz	**1,188**	1,083	10%
AIC	US$/oz	**1,220**	1,112	10%
Adjusted free cash flow (excluding Asanko)	US$m	**219.1**	292.3	(25)%

Total production decreased by 4% to 838koz in 2022 from 871koz in 2021 mainly due to decreased production at Damang due to the completion of the Damang pit cutback as well as decreased production at Asanko with the treatment of lower grade stockpiles due to the temporary cessation of mining activities in July 2022.

All-in cost increased by 10% to US$1,220/oz in 2022 from US$1,112/oz in 2021 mainly due to cost inflation and higher all-in cost at Damang.

The region produced adjusted free cash flow (excluding Asanko) of US$219m in 2022 compared to US$292m in 2021. Gold Fields received no payments on the redemption of preference shares from Asanko in 2022. Gold Fields received US$5m on the redemption of preference shares from Asanko in 2021. If included, the adjusted free cash flow in 2021 would be US$297m.

Tarkwa

		Dec 2022	Dec 2021	% Variance
Ore mined	000 tonnes	**14,046**	11,756	19%
Waste (Capital)	000 tonnes	**43,421**	53,077	(18)%
Waste (Operational)	000 tonnes	**30,163**	26,848	12%
Total waste mined	000 tonnes	**73,584**	79,925	(8)%
Total tonnes mined	000 tonnes	**87,630**	91,681	(4)%
Grade mined	g/t	**1.21**	1.38	(12)%
Gold mined	000'oz	**546.6**	520.5	5%
Strip ratio	waste/ ore	**5.2**	6.8	(24)%
Tonnes milled	000 tonnes	**14,016**	13,877	1%
Yield	g/t	**1.18**	1.17	1%
Gold produced	000'oz	**531.6**	521.7	2%
Gold sold	000'oz	**529.1**	521.7	1%
AISC	US$/oz	**1,248**	1,155	8%
AIC	US$/oz	**1,248**	1,155	8%
Sustaining capital expenditure	US$m	**229.0**	209.0	10%
Non-sustaining capital expenditure	US$m	**—**	—	—%
Total capital expenditure	US$m	**229.0**	209.0	10%
Adjusted free cash flow	US$m	**161.2**	194.3	(17)%

Gold production increased by 2% to 531,600oz in 2022 from 521,700oz in 2021 mainly due to higher tonnes processed and improved yield. Yield increased by 1% to 1.18g/t in 2022 from 1.17g/t in 2021 due to higher grades processed. Ore rehandled from stockpiles was 1,250kt at a head grade of 1.42/t in 2022 compared to 3,336kt at a head grade of 0.78g/t in 2021.

Total tonnes mined, including capital waste stripping, decreased by 4% to 87.6Mt in 2022 from 91.7Mt in 2021 due to less capital waste stripped in 2022. Ore mined increased by 19% to 14.0Mt in 2022 from 11.8Mt in 2021 due to exposed ore areas in Akontansi Central and Teberebie Cut 7 pits, as a result of more capital waste stripped in 2021. Capital waste stripped decreased by 18% to 43.4Mt in 2022 from 53.1Mt in 2021. Operational waste increased by 12% to 30.2Mt in 2022 from 26.8Mt in 2021, due to more tonnes mined below the capital waste elevations.

All-in cost increased by 8% to US$1,248/oz in 2022 from US$1,155/oz in 2021 due to higher capital expenditure and higher cost of sales before amortisation and depreciation, partially offset by higher ounces sold.

Cost of sales before amortisation and depreciation increased by 20% to US$371m in 2022 from US$310m in 2021.

Cost of sales before gold inventory change and amortisation and depreciation increased by 20% to US$407m in 2022 from US$340m in 2021 mainly due to a 19% increase in ore tonnes mined, a 12% increase in operational waste tonnes mined and inflationary increases mainly impacting fuel, explosives, grinding media and employee costs.

Gold inventory credit to cost increased to US$36m in 2022 from US$30m in 2021 due to a build-up of stockpiles.

Total capital expenditure increased by 10% to US$229m in 2022 from US$209m in 2021 as a result of increased expenditure on capital waste stripping cost. The increase in capital waste stripping cost is due to higher mining cost driven by higher fuel price, explosives and contractor rise and fall cost.

Tarkwa generated adjusted free cash flow of US$161m in 2022 compared to US$194m in 2021 mainly due to higher capital expenditure and higher cost of sales.

Guidance

The estimate for 2023 is as follows:

- Gold produced ~ 545,000oz;
- Sustaining capital expenditure ~ US$243m.
- All-in sustaining costs ~ US$1,390/oz; and
- Total all-in cost ~ US$1,390/oz.

The increase in AIC is due to higher cost of sales before amortisation and depreciation and higher sustaining capital as a result of inflationary increases, partially offset by higher gold sold.

15

Gold Fields Reviewed Results | 2022

Damang

		Dec 2022	Dec 2021	% Variance
Ore mined	000 tonnes	**5,872**	8,271	(29)%
Waste (Capital)	000 tonnes	**7,628**	983	676%
Waste (Operational)	000 tonnes	**7,807**	14,769	(47)%
Total waste mined	000 tonnes	**15,435**	15,752	(2)%
Total tonnes mined	000 tonnes	**21,307**	24,023	(11)%
Grade mined	g/t	**1.49**	1.53	(3)%
Gold mined	000'oz	**281.9**	405.6	(30)%
Strip ratio	waste/ ore	**2.6**	1.9	37%
Tonnes milled	000 tonnes	**4,784**	4,720	1%
Yield	g/t	**1.50**	1.68	(11)%
Gold produced	000'oz	**230.0**	254.4	(10)%
Gold sold	000'oz	**228.9**	254.4	(10)%
AISC	US$/oz	**998**	802	24%
AIC	US$/oz	**1,083**	852	27%
Sustaining capital expenditure	US$m	**49.6**	17.4	185%
Non-sustaining capital expenditure	US$m	**10.4**	6.0	73%
Total capital expenditure	US$m	**60.1**	23.4	157%
Adjusted free cash flow	US$m	**57.9**	98.0	(41)%

Gold production decreased by 10% to 230,000oz in 2022 from 254,400oz in 2021 due to lower yield as a result of lower grade of ore processed. Yield decreased by 11% to 1.50g/t in 2022 from 1.68g/t in 2021. This is due to the completion of Damang Pit in November 2022 and mining through transition in the lower grades of Huni pit.

Total tonnes mined decreased by 11% to 21.3Mt in 2022 from 24.0Mt in 2021 which was planned as Damang Pit Cut Back (DPCB) was scheduled to be completed in November 2022.

Ore tonnes mined decreased by 29% to 5.9Mt in 2022 from 8.3Mt in 2021 due to the depletion of DPCB which was forecasted to be completed in November 2022.

Capital waste tonnes mined were 7.6Mt in 2022 compared to 1.0Mt in 2021 due to continuation of waste stripping at Huni Pit. Operational waste tonnes decreased by 47% to 7.8Mt in 2022 from 14.8Mt in 2021 due to the reduced mining rate and completion of DPCB. Strip ratio increased by 37% to 2.6 in 2022 from 1.9 in 2021 due to increased stripping to expose the ore zones of the main orebody at Huni Pit.

Gold mined decreased by 30% to 282koz in 2022 from 406koz in 2021 due to depletion of DPCB which was completed in November 2022 and mining to expose the orebody at Huni Pit.

Given the plant capacity constraint, 3.5Mt of the 5.9Mt ore mined was processed in addition to 1.2Mt depleted from stockpile in 2022. The remaining 2.4Mt of the ore mined was added to the stockpile. The closing balance of the stockpile increased to 8.2Mt at an average grade of 0.90g/t in 2022 from 7.0Mt at an average grade of 0.95g/t in 2021.

All-in cost increased by 27% to US$1,083/oz in 2022 from US$852/oz in 2021 due to lower gold sold, higher capital expenditure and higher cost of sales before amortisation and depreciation.

Cost of sales before amortisation and depreciation increased by 1% to US$152m in 2022 from US$150m in 2021.

Cost of sales before gold inventory change and amortisation and depreciation decreased by 13% to US$193m in 2022 from US$222m in 2021 mainly due to a 29% decrease in ore tonnes mined and a 47% decrease in operational waste tonnes mined despite processing volume remaining similar, partially offset by inflationary increases mainly impacting fuel, explosives, grinding media and employee costs.

Gold inventory credit to cost decreased to US$41m in 2022 from US$72m in 2021 due to a lower build-up of stockpiles.

Total capital expenditure increased by 157% to US$60m in 2022 from US$23m in 2021. Sustaining capital expenditure increased by 185% to US$50m in 2022 from US$17m in 2021 mainly due to the higher capital waste tonnes mined from Huni pit. Non-sustaining capital expenditure increased by 73% to US$10m in 2022 from US$6m in 2021 due to Far East Tailings Storage Facility (FETSF) raise.

Damang generated adjusted free cash flow of US$58m in 2022 compared to US$98m in 2021 due to lower revenue resulting from lower gold sold, higher capital expenditure and higher cost of sales before amortisation and depreciation in 2022.

Guidance

The budget for 2023 is as follows:

- Gold produced ~ 136,000oz;
- Sustaining capital expenditure ~ US$7m;
- Non-sustaining capital expenditure ~ nil;
- All-in sustaining costs ~ US$1,830/oz; and
- Total all-in cost ~ US$1,830/oz.

The increase in AIC is mainly due to lower gold sold, and higher cost of sales before amortisation and depreciation as a result of increased processing of low grade stockpiles in 2023 and inflationary increases, partially offset by lower total capital expenditure.

Asanko (Equity-accounted Joint Venture)

		Dec 2022	Dec 2021	% Variance
Ore mined	000 tonnes	**1,894**	6,261	(70)%
Waste (Capital)	000 tonnes	**—**	2,038	(100)%
Waste (Operational)	000 tonnes	**6,706**	35,356	(81)%
Total waste mined	000 tonnes	**6,706**	37,394	(82)%
Total tonnes mined	000 tonnes	**8,600**	43,655	(80)%
Grade mined	g/t	**1.55**	1.28	21%
Gold mined	000'oz	**94.5**	257.1	(63)%
Strip ratio	waste/ ore	**3.5**	6.0	(42)%
Tonnes milled	000 tonnes	**5,829**	5,933	(2)%
Yield	g/t	**0.91**	1.10	(17)%
Gold produced	000'oz	**170.3**	210.2	(19)%
Gold sold	000'oz	**167.8**	216.1	(22)%
AISC	US$/oz	**1,346**	1,431	(6)%
AIC	US$/oz	**1,435**	1,559	(8)%
Sustaining capital expenditure	US$m	**11.0**	28.9	(62)%
Non-sustaining capital expenditure	US$m	**6.3**	16.6	(62)%
Total capital expenditure	US$m	**17.2**	45.5	(62)%
Adjusted free cash flow	US$m	**42.1**	25.0	68%

All figures in table on a 100% basis.

16

Gold Fields Reviewed Results 2022

Gold production decreased by 19% to 170,300oz (100% basis) in 2022 from 210,200oz (100% basis) in 2021, of which 76,700oz (2021: 94,600oz) was attributable to Gold Fields. The decrease was mainly due to lower yield which decreased by 17% to 0.91g/t in 2022 from 1.10g/t in 2021. The lower yield was a direct result of lower grade ore processed from stockpile in 2022 compared to higher grade fresh ore and stockpiles in 2021.

Gold mined decreased by 63% to 94,500oz (100% basis) in 2022 from 257,100oz (100% basis) in 2021 due to the temporary cessation of mining activities in July 2022. Total tonnes mined decreased by 80% to 8.6Mt in 2022 from 43.7Mt in 2021 due to the temporary cessation of mining activities in July 2022.

All-in cost decreased by 8% to US$1,435/oz in 2022 from US$1,559/oz in 2021 due to lower cost of sales before amortisation and depreciation and capital expenditure, partially offset by lower gold ounces sold.

Cost of sales before amortisation and depreciation (on a 45% basis) decreased by 25% to US$82m in 2022 from US$110m in 2021.

Cost of sales before gold inventory change and amortisation and depreciation (on a 45% basis) decreased by 37% to US$73m in 2022 from US$115m in 2021 mainly due to a 70% decrease in ore tonnes mined and a 81% decrease in operational waste tonnes mined due to the temporary cessation of mining activities in June 2022. Processing volume remained similar year-on-year.

Gold inventory charge to cost (on a 45% basis) of US$9m in 2022 compared to a gold inventory credit to cost of US$5m in 2021 as the operation treated stockpiles in H2 2022.

Total capital expenditure (100% basis) decreased by 62% to US$17m in 2022 from US$46m in 2021. Sustaining capital expenditure decreased by 62% to US$11m in 2022 from US$29m in 2021. Non-sustaining capital expenditure decreased by 62% to US$6m in 2022 from US$17m in 2021 due to delaying the commencement of major capital projects in 2022.

Asanko generated adjusted free cash flow of US$42m in 2022 compared to US$25m in 2021 mainly due to lower cost of sales before amortisation and depreciation and lower capital expenditure, partially offset by lower gold sold.

Guidance

At this point in time, Gold Fields is not in a position to provide 2023 production guidance for Asanko. Consequently, Group guidance excludes our share of the Asanko Joint Venture.

South America region

Peru

Cerro Corona

		Dec 2022	Dec 2021	% Variance
Ore mined	000 tonnes	**13,801**	8,959	54%
Waste mined	000 tonnes	**15,556**	19,342	(20)%
Total tonnes mined	000 tonnes	**29,357**	28,301	4%
Grade mined – gold	g/t	**0.67**	0.76	(12)%
Grade mined – copper	per cent	**0.38**	0.42	(10)%
Gold mined	000'oz	**297.2**	220.2	35%
Copper mined	000 tonnes	**52,713**	38,052	39%
Tonnes milled	000 tonnes	**6,721**	6,817	(1)%
Gold recoveries	per cent	**70.9**	64.7	10%
Copper recoveries	per cent	**89.2**	87.1	2%
Yield – Gold	g/t	**0.62**	0.54	15%
– Copper	per cent	**0.42**	0.40	5%
– Combined	eq g/t	**1.21**	1.13	7%
Gold produced	000'oz	**129.3**	113.3	14%
Copper produced	tonnes	**26,955**	25,948	4%
Total equivalent gold produced	000' eq oz	**260.5**	248.3	5%
Total equivalent gold sold	000' eq oz	**260.1**	248.4	5%
AISC	US$/oz	**310**	(34)	(1012)%
AISC	US$/ eq oz	**930**	920	1%
AIC	US$/oz	**444**	230	93%
AIC	US$/ eq oz	**998**	1,040	(4)%
Sustaining capital expenditure	US$m	**31.3**	27.6	13%
Non-sustaining capital expenditure	US$m	**14.8**	28.1	(47)%
Total capital expenditure	US$m	**46.0**	55.8	(18)%
Adjusted free cash flow	US$m	**76.2**	57.1	33%

Gold production increased by 14% to 129,300oz in 2022 from 113,300oz in 2021 due to selective processing of higher grade ore and higher gold recoveries, while copper production increased by 4% to 26,955t in 2022 from 25,948t in 2021 due to higher copper recoveries. As a result, equivalent gold production increased by 5% to 260,500oz in 2022 from 248,300oz in 2021.

Total tonnes mined increased by 4% to 29.4Mt in 2022 from 28.3Mt in 2021 mainly due to an increase in ore mined of 54% to 13.8Mt in 2022 from 9.0Mt in 2021, partially offset by a decrease in the waste mined of 20% to 15.6Mt in 2022 from 19.3Mt in 2021 in line with the 2030 life of mine plan. In H1 2021, the operation experienced slope instability at the pit caused by abnormally high rainfall which triggered re-sequencing of the mining plan, impacting mining of ore at the eastern part of the mine. This resulted in mining more waste and less ore in 2021. In 2022, the focus was on catching up ore mining in line with the life of mine plan. This resulted in the increase of ore mined and decrease of waste mined as detailed above.

17

Gold Fields Reviewed Results | 2022

All-in cost per gold ounce increased by 93% to US$444/oz in 2022 from US$230/oz in 2021 mainly as a result of higher operating cost due to inflation and lower by-product credits due to a lower copper price, partially off-set by higher gold inventory credit due to higher low-grade stocking, higher gold ounces sold and lower capital expenditure. All-in cost per equivalent ounce decreased by 4% to US$998 per equivalent ounce in 2022 from US$1,040 per equivalent ounce in 2021 mainly due to higher equivalent ounces sold, higher gold inventory credit as a result of higher build-up of low grade stockpile in 2022 and lower capital expenditure, partially offset by higher operating cost due to inflation.

Cost of sales before amortisation and depreciation decreased by 1% to US$175m in 2022 from US$176m in 2021.

Cost of sales before gold inventory change and amortisation and depreciation increased by 18% to US$225m in 2022 from US$190m in 2021 mainly due to a 54% increase in ore tonnes mined partially offset by a 20% decrease in operational waste tonnes mined. Operational costs were also impacted by inflationary increases mainly impacting fuel, explosives, grinding media and employee costs.

Gold inventory credit to cost increased to US$50m in 2022 from US$14m in 2021 due to a build-up of stockpiles in line with the life of mine strategy.

Total capital expenditure decreased by 18% to US$46m in 2022 from US$56m in 2021. Sustaining capital expenditure increased by 13% to US$31m in 2022 from US$28m in 2021, mainly due to the replacement of the two crushers at the process plant (US$5m) in order to treat harder ore. Non-sustaining capital expenditure decreased by 47% to US$15m in 2022 from US$28m in 2021 mainly due to lower construction activities at Ana and Arpon waste storage facilities, and infrastructures relocation. During 2022, there were only activities at Ana waste storage facility and minor infrastructure relocations, all the activities are in line with the life of mine expansion plan.

In line with higher equivalent ounces sold, adjusted free cash flow increased by 33% to US$76m in 2022 compared to US$57m in 2021. The 2022 adjusted free cash flow of US$76m includes a US$13m income tax refund from the Peruvian tax authority related to the deductibility of the 2021 copper hedge collar.

Guidance

The estimate for 2023 is as follows:

- Gold equivalents produced ~255,000oz;
- Gold produced ~ 126,000oz;
- Copper tonnes produced ~ 27,000t;
- Sustaining capital expenditure ~ US$37m;
- Non-sustaining capital expenditure ~ US$8m;
- Copper price ~ US$8,400 per tonne;
- Gold price ~ US$1,800/oz;
- All-in sustaining costs ~ US$1,010/eq oz;
- Total all-in cost ~ US$1,070/eq oz;
- All-in sustaining costs ~ US$450/oz; and
- Total all-in cost ~ US$570/oz.

The increase in AIC per gold ounce and per equivalent ounce is due to higher cost of sales before amortisation and depreciation as a result of inflationary increases.

Chile

Salares Norte

US$329m was spent on Salares Norte in 2022, made up of US$296m in capital expenditure, US$32m in exploration, a US$5m loss on the realised portion of the FX hedge and US$2m of other costs, partially offset by a US$6m release of working capital. At the end of December 2022, total project progress was 86.7% compared to 62.5% at 31 December 2021.

Despite the challenges presented by COVID-19 and severe weather conditions during 2022, construction progress stood at 85.5%, at 31 December 2022 compared to 55% at 31 December 2021. However, skills sourcing challenges faced by the main contractor have resulted in a further delay with first gold expected in Q4 2023.

Key items of the project were finalised during 2022, including the Heavy Mine Equipment Shop and the Fresh Water System, which were completed during the year. The processing plant construction was 77.3% completed at 31 December 2022, with the grinding, crusher and stockpile areas having made significant progress.

Pre-stripping at the Brecha Principal Pit was completed in October 2022 with 50.6Mt waste moved for the project to date. Ore stockpiling commenced in Q4 2022 with 422kt (79koz of contained gold) added to the stockpile.

During 2022, a total of 18,836m of exploration drilling was completed. We will continue to invest in exploration within the area in an attempt to add to the production pipeline.

Guidance

The estimate for 2023 is as follows:

- Gold equivalents produced ~15,000oz – 35,000oz;
- Gold produced ~ 14,000oz – 32,000oz;
- Silver produced ~ 1,000oz – 3,000oz;
- Sustaining capital expenditure ~ US$159m;
- Non-sustaining capital expenditure ~ US$227m;
- Silver price ~ US$21/oz; and
- Gold price ~ US$1,800/oz.

Australia region

		Dec 2022	Dec 2021	% Variance
Gold produced	000'oz	**1,061.1**	1,018.5	4%
AISC	A$/oz	**1,503**	1,418	6%
	US$/oz	**1,041**	1,065	(2)%
AIC	A$/oz	**1,659**	1,526	9%
	US$/oz	**1,150**	1,146	—%
Adjusted free cash flow*	A$m	**622.8**	620.9	—%
	US$m	**431.4**	466.3	(7)%

* Includes Australia consolidated tax paid and working capital movements of A$350.5m (US$242.8m) in 2022 and A$175.7m (US$132m) in 2021, respectively.

Gold production increased by 4% to 1,061koz in 2022 from 1,019koz in 2021.

All-in cost increased by 9% to A$1,659/oz (US$1,150/oz) in 2022 from A$1,526/oz (US$1,146/oz) in 2021 due to higher capital expenditure and higher cost of sales before amortisation and depreciation as a result of inflationary increases and structural cost increases at the Granny Smith underground mine related to support and paste fill with the increase in depth mined. All-in cost in US Dollar terms was similar to 2021 as a result of the weakening of the Australian Dollar by 8% from A$1.00 = US$0.75 in 2021 to A$1.00 = US$0.69 in 2022.

The region produced adjusted free cash flow of A$623m (US$431m) in 2022 compared with A$621m (US$466m) in 2021.

18

Gold Fields Reviewed Results 2022

St Ives

		Dec 2022	Dec 2021	% Variance
Underground				
Ore mined	000 tonnes	**1,753**	1,925	(9)%
Waste mined	000 tonnes	**798**	852	(6)%
Total tonnes mined	000 tonnes	**2,551**	2,777	(8)%
Grade mined	g/t	**5.13**	4.91	4%
Gold mined	000'oz	**288.9**	303.7	(5)%
Surface				
Ore mined	000 tonnes	**1,289**	1,414	(9)%
Surface waste (Capital)	000 tonnes	**8,562**	4,475	91%
Surface waste (Operational)	000 tonnes	**3,050**	2,109	45%
Total waste mined	000 tonnes	**11,612**	6,584	76%
Total tonnes mined	000 tonnes	**12,901**	7,998	61%
Grade mined	g/t	**1.39**	2.23	(38)%
Gold mined	000'oz	**57.6**	101.6	(43)%
Strip ratio	waste/ ore	**9.0**	4.7	91%
Total (Underground and Surface)				
Total ore mined	000 tonnes	**3,042**	3,339	(9)%
Total grade mined	g/t	**3.54**	3.78	(6)%
Total tonnes mined	000 tonnes	**15,452**	10,775	43%
Total gold mined	000'oz	**346.5**	405.3	(15)%
Tonnes milled	000 tonnes	**3,857**	4,088	(6)%
Yield – underground	g/t	**4.97**	4.62	8%
Yield – surface	g/t	**1.19**	1.59	(25)%
Yield – combined	g/t	**3.04**	2.99	2%
Gold produced	000'oz	**376.7**	393.0	(4)%
Gold sold	000'oz	**373.2**	391.1	(5)%
AISC	A$/oz	**1,485**	1,339	11%
	US$/oz	**1,029**	1,006	2%
AIC	A$/oz	**1,594**	1,385	15%
	US$/oz	**1,104**	1,040	6%
Sustaining capital expenditure	A$m	**126.2**	119.5	6%
	US$m	**87.4**	89.7	(3)%
Non-sustaining capital expenditure	A$m	**19.3**	18.1	7%
	US$m	**13.3**	13.6	(2)%
Total capital expenditure	A$m	**145.5**	137.6	6%
	US$m	**100.7**	103.3	(3)%
Adjusted pre-tax free cash flow	A$m	**378.6**	354.4	7%
	US$m	**262.3**	266.2	(1)%

Gold production decreased by 4% to 376,700oz in 2022 from 393,000oz in 2021 due to a 6% decrease in tonnes processed.

At the underground operations, ore mined decreased by 9% to 1.8Mt in 2022 from 1.9Mt in 2021 and waste mined decreased by 6% to 0.8Mt in 2022 from 0.9Mt in 2021 with lower volumes from Hamlet mine. Grade mined increased by 4% to 5.13g/t in 2022 from 4.91g/t in 2021. Resultant gold mined decreased by 5% to 288,900oz in 2022 from 303,700oz in 2021.

At the open pits, total tonnes mined increased by 61% to 12.9Mt in 2022 from 8.0Mt in 2021. Capital waste tonnes mined increased by 91% to 8.56Mt in 2022 from 4.48Mt in 2021; operational waste tonnes mined increased by 45% to 3.05Mt in 2022 from 2.11Mt in 2021 and ore mined decreased by 9% to 1.29Mt in 2022 from 1.41Mt in 2021. The mix of tonnes reflects focus in the first half of 2022 on pre-stripping of Neptune stage 7 and ore extraction during the second half of 2022. Grade mined decreased by 38% to 1.39g/t in 2022 from 2.23g/t in 2021 due to the mining of a lower grade section of ore in stage 7 of the Neptune pit.

Total ore mined decreased by 9% to 3.0Mt in 2022 from 3.3Mt in 2021 and total grade mined decreased by 6% to 3.54g/t in 2022 from 3.78g/t in 2021 due to the lower grade of surface ore mined in 2022. Resultant total gold mined decreased by 15% to 346,500oz in 2022 from 405,300oz in 2021.

All-in cost increased by 15% to A$1,594/oz (US$1,104/oz) in 2022 from A$1,385/oz (US$1,040/oz) in 2021 due to lower ounces sold, higher cost of sales before amortisation and depreciation and higher capital expenditure.

Cost of sales before amortisation and depreciation increased by 6% to A$387m (US$268m) in 2022 from A$364m (US$274m) in 2021.

Cost of sales before gold inventory change and amortisation and depreciation increased by 11% to A$396m (US$274m) in 2022 from A$357m (US$268m) in 2021 mainly due to a 45% increase in operational waste tonnes mined at the Neptune open pit combined with inflationary pressures on commodity inputs and employee and contractor costs which resulted in higher production costs.

Gold inventory credit to cost of A$9m (US$6m) in 2022 compared to a gold inventory charge to cost of A$7m (US$5m) in 2021.

Total capital expenditure increased by 6% to A$145m (US$101m) in 2022 from A$138m (US$103m) in 2021.

Sustaining capital expenditure increased by 6% to A$126m (US$87m) in 2022 from A$120m (US$90m) in 2021 reflecting the increased pre-stripping at Neptune stage 7 open pit. Non-sustaining capital expenditure increased by 7% to A$19m (US$13m) in 2022 from A$18m (US$14m) in 2021.

St Ives generated adjusted pre-tax free cash flow of A$379m (US$262m) in 2022 compared with A$354m (US$266m) in 2021.

Guidance

The estimate for 2023 is as follows:

- Gold produced ~ 380,000oz;
- Sustaining capital expenditure ~ A$154m (US$108m);
- Non-sustaining capital expenditure ~ A$37m (US$26m);
- All-in sustaining costs ~ A$1,620/oz (US$1,135/oz);
- Total all-in cost ~ A$1,770/oz (US$1,240/oz); and

The increase in AIC is due to higher cost of sales before amortisation and depreciation and total capital as a result of inflationary increases.

Not included in AISC and AIC above is capital expenditure for a hybrid renewable microgrid power facility pending Board approval. This facility will include a wind farm, solar farm, battery energy storage system and diesel generation. On completion of the feasibility study and Board approval the facility construction will commence in 2023 for operation in 2025 and will add approximately A$210/oz (US$147/oz) to both AISC and AIC in 2023.

19

Gold Fields Reviewed Results | 2022

Agnew

		Dec 2022	Dec 2021	% Variance
Underground				
Ore mined	000 tonnes	**1,105**	1,048	5%
Waste mined	000 tonnes	**826**	892	(7)%
Total tonnes mined	000 tonnes	**1,931**	1,940	—%
Grade mined	g/t	**6.92**	6.63	4%
Gold mined	000'oz	**245.8**	223.4	10%
Surface				
Ore mined	000 tonnes	**3**	—	100%
Surface waste (Capital)	000 tonnes	**625**	—	100%
Surface waste (Operational)	000 tonnes	**—**	—	—%
Total waste mined	000 tonnes	**625**	—	100%
Total tonnes mined	000 tonnes	**628**	—	100%
Grade mined	g/t	**0.61**	—	100%
Gold mined	000'oz	**0.1**	—	100%
Strip ratio	waste/ ore	**234.3**	—	100%
Total (Underground and Surface)				
Total ore mined	000 tonnes	**1,108**	1,048	6%
Total grade mined	g/t	**6.90**	6.63	4%
Total tonnes mined	000 tonnes	**2,559**	1,940	32%
Total gold mined	000'oz	**245.9**	223.4	10%
Tonnes milled	000 tonnes	**1,198**	1,254	(4)%
Yield – underground	g/t	**6.21**	5.53	12%
Yield – surface	g/t	**—**	—	—%
Yield – combined	g/t	**6.21**	5.53	12%
Gold produced	000'oz	**239.2**	223.0	7%
Gold sold	000'oz	**238.7**	222.8	7%
AISC	A$/oz	**1,632**	1,550	5%
	US$/oz	**1,130**	1,164	(3)%
AIC	A$/oz	**1,875**	1,741	8%
	US$/oz	**1,298**	1,308	(1)%
Sustaining capital expenditure	A$m	**78.5**	74.9	5%
	US$m	**54.4**	56.3	(3)%
Non-sustaining capital expenditure	A$m	**44.3**	42.5	4%
	US$m	**30.7**	31.9	(4)%
Total capital expenditure	A$m	**122.8**	117.4	5%
	US$m	**85.1**	88.2	(4)%
Adjusted pre-tax free cash flow	A$m	**162.1**	149.2	9%
	US$m	**112.3**	112.1	—%

Gold production increased by 7% to 239,200oz in 2022 from 223,000oz in 2021 due to an increase in yield, partially off-set by decreased ore tonnes processed.

Underground ore mined increased by 5% to 1,105kt in 2022 from 1,048kt in 2021, following the development of the Kath orebody at Waroonga and the Sheba ore body at New Holland in 2021. Resultant waste tonnes mined in 2022 were 826kt, a decrease of 7% from 892kt waste tonnes mined in 2021. Mined grade increased by 4% to 6.92g/t in 2022 from 6.63g/t in 2021 due to higher grade material accessed in the Kath orebody at Waroonga in 2022. As a result of the 5% increase in ore mined and 4% increase in grade, gold mined increased by 10% to 245,800oz in 2022 from 223,400oz in 2021.

During the latter part of 2022 pre-strip activities commenced at the new Barren Lands open pit project, with 625,000t of capital waste and 3,000t of development ore at 0.61g/t being mined (2021 – nil). The Barren Lands open pit will provide the gateway to the Barren Lands and Redeemer Underground Complex. The project also enables access to a new underground exploration search-space.

All-in cost increased by 8% to A$1,875/oz (US$1,298/oz) in 2022 from A$1,741/oz (US$1,308/oz) in 2021 due to increased capital expenditure and inflationary pressures on commodity inputs and employee and contractor costs, which resulted in higher production costs. The production and capital cost increases were partially offset by increased gold sold.

Cost of sales before amortisation and depreciation increased by 16% to A$266m (US$184m) in 2022 from A$230m (US$173m) in 2021.

Cost of sales before gold inventory change and amortisation and depreciation increased by 18% to A$264m (US$183m) in 2022 from A$224m (US$168m) in 2021 mainly due to a 6% increase in operational waste tonnes mined combined with inflationary pressures on commodity inputs and employee and contractor costs which resulted in higher production costs.

Gold inventory charge to cost of A$2m (US$1m) in 2022 compared to a gold inventory charge to cost of A$6m (US$4m) in 2021.

Total capital expenditure increased by 5% to A$123m (US$85m) in 2022 from A$117m (US$88m) in 2021.

Sustaining capital expenditure increased by 5% to A$79m (US$54m) in 2022 from A$75m (US$56m) in 2021 following a 100-room expansion of the accommodation village.

Non-sustaining capital expenditure increased by 4% to A$44m (US$31m) in 2022 from A$43m (US$32m) in 2021 mainly due to a crushing circuit replacement included in 2022.

Agnew generated adjusted pre-tax free cash flow of A$162m (US$112m) in 2022 compared with A$149m (US$112m) in 2021.

Guidance

The estimate for 2023 is as follows:

- Gold produced ~ 240,000oz;
- Sustaining capital expenditure ~ A$107m (US$75m);
- Non-sustaining capital expenditure ~ A$18m (US$13m);
- All-in sustaining costs ~ A$1,780/oz (US$1,245/oz); and
- Total all-in cost ~ A$1,910/oz (US$1,335/oz).

AIC is marginally up due to inflation increases being offset by productivity improvements.

20

Gold Fields Reviewed Results | 2022

Granny Smith

		Dec 2022	Dec 2021	% Variance
Underground ore mined	000 tonnes	**1,601**	1,657	(3)%
Underground waste mined	000 tonnes	**729**	965	(24)%
Total tonnes mined	000 tonnes	**2,330**	2,622	(11)%
Grade mined – underground	g/t	**6.01**	5.68	6%
Gold mined	000'oz	**309.2**	302.5	2%
Tonnes milled	000 tonnes	**1,583**	1,662	(5)%
Yield	g/t	**5.66**	5.23	8%
Gold produced	000'oz	**287.9**	279.2	3%
Gold sold	000'oz	**287.4**	283.6	1%
AISC	A$/oz	**1,466**	1,376	7%
	US$/oz	**1,016**	1,033	(2)%
AIC	A$/oz	**1,691**	1,545	9%
	US$/oz	**1,171**	1,161	1%
Sustaining capital expenditure	A$m	**87.7**	85.6	2%
	US$m	**60.8**	64.3	(5)%
Non-sustaining capital expenditure	A$m	**53.4**	48.1	11%
	US$m	**37.0**	36.1	2%
Total capital expenditure	A$m	**141.1**	133.7	6%
	US$m	**97.8**	100.4	(3)%
Adjusted pre-tax free cash flow	A$m	**280.3**	213.7	31%
	US$m	**194.2**	160.5	21%

Gold production increased by 3% to 287,900oz in 2022 from 279,200oz in 2021 due to an increase in yield on higher grades mined, partially offset by decreased ore tonnes processed.

Waste mined decreased by 24% to 729kt in 2022 from 965kt in 2021 with less development at the second decline, which is now complete providing enhanced access to the underground workings. As a result of the decreased waste mined, total tonnes mined decreased by 11% to 2,330kt in 2022 from 2,622kt in 2021.

Mined grade increased by 6% to 6.01g/t in 2022 from 5.68g/t in 2021 due to increased grades mined from the Z100 area. As a result of the 6% increase in grade, partially off-set by a 3% decrease in ore mined from 1,657kt in 2021 to 1,601kt in 2022, gold mined increased by 2% to 309,200oz in 2022 from 302,500oz in 2021.

All-in cost increased by 9% to A$1,691/oz (US$1,171/oz) in 2022 from A$1,545/oz (US$1,161/oz) in 2021 due to increased capital expenditure and inflationary pressures on commodity inputs and employee and contractor costs, which resulted in higher production costs. The production and capital cost increases were partially offset by increased gold sold.

Cost of sales before amortisation and depreciation increased by 14% to A$293m (US$203m) in 2022 from A$258m (US$194m) in 2021.

Cost of sales before gold inventory change and amortisation and depreciation increased by 16% to A$295m (US$204m) in 2022 from A$255m (US$191m) in 2021 mainly due to inflationary pressures on commodity inputs and employee and contractor costs which resulted in higher production costs combined with structural increases in costs related to support and paste fill due to increase in depth at the Wallaby underground mine .

Gold inventory credit to cost of A$2m (US$1m) in 2022 compared to a gold inventory charge to cost of A$3m (US$2m) in 2021.

Total capital expenditure increased by 6% to A$141m (US$98m) in 2022 from A$134m (US$100m) in 2021.

Sustaining capital expenditure increased by 2% to A$88m (US$61m) in 2022 from A$86m (US$64m) in 2021 due to increased expenditure on a new tailings storage facility.

Non-sustaining capital expenditure increased by 11% to A$53m (US$37m) in 2022 from A$48m (US$36m) in 2021 due to increased expenditure on development of the Z135 area.

Granny Smith generated adjusted pre-tax free cash flow of A$280m (US$194m) in 2022 compared with A$214m (US$161m) in 2021.

Guidance

The estimate for 2023 is as follows:

- Gold produced ~ 272,000oz;
- Sustaining capital expenditure ~ A$88m (US$62m);
- Non-sustaining capital expenditure ~ A$29m (US$20m);
- All-in sustaining costs ~ A$1,630/oz (US$1,145/oz); and
- Total all-in cost ~ A$1,760/oz (US$1,235/oz).

The increase in AIC is due to lower gold sold and higher cost of sales before amortisation and depreciation as a result of inflationary increases, partially offset by lower total capital expenditure.

Gruyere

		Dec 2022	Dec 2021	% Variance
Mine physicals and AIC in table on a 100% basis				
Ore mined	000 tonnes	**9,917**	10,303	(4)%
Waste (Capital)	000 tonnes	**17,793**	26,608	(33)%
Waste (Operational)	000 tonnes	**9,423**	2,495	278%
Total waste mined	000 tonnes	**27,216**	29,103	(6)%
Total tonnes mined	000 tonnes	**37,133**	39,406	(6)%
Grade mined	g/t	**1.16**	0.95	22%
Gold mined	000'oz	**369.1**	314.7	17%
Strip ratio	waste/ ore	**2.7**	2.8	(4)%
Tonnes milled	000 tonnes	**8,865**	8,439	5%
Yield	g/t	**1.10**	0.91	21%
Gold produced	000'oz	**314.6**	246.5	28%
Gold sold	000'oz	**312.9**	248.8	26%
AISC	A$/oz	**1,415**	1,525	(7)%
	US$/oz	**980**	1,146	(14)%
AIC	A$/oz	**1,431**	1,541	(7)%
	US$/oz	**991**	1,158	(14)%
Capital and cash flow in table on a 50% basis				
Sustaining capital expenditure – 50% basis	A$m	**47.6**	56.2	(15)%
	US$m	**33.0**	42.2	(22)%
Non-sustaining capital expenditure – 50% basis	A$m	**—**	2.0	(100)%
	US$m	**—**	1.5	(100)%
Total capital expenditure – 50% basis	A$m	**47.6**	58.2	(18)%
	US$m	**33.0**	43.7	(24)%
Adjusted pre-tax free cash flow – 50% basis	A$m	**152.3**	79.3	92%
	US$m	**105.5**	59.5	77%

Gold production increased by 28% to 314,600oz in 2022 from 246,500oz in 2021 due to increased ore processed at higher grade.

Total tonnes mined decreased by 6% to 37.1Mt in 2022 from 39.4Mt in 2021 and ore mined decreased by 4% to 9.9Mt in 2022 from 10.3Mt in 2021. The mix of capital and operational waste was substantially different during 2022, with a 33% decrease in capital waste mined and a 278% increase in operational waste mined, reflecting completion of pre-stripping of stages 2 and 3 of the pit. Grade mined increased by 22% to 1.16g/t in 2022 from 0.95g/t in 2021, with increased grades mined from stage 3 of the pit.

21

Corporate Press Announcements Gold Fields’ South Deep showcases transformation towards a world-class bulk mechanised mine On the back of material improvement in production and profitability over the past few years, Gold Fields’ South Deep Gold Mine showcased some of the key projects that will further improve the sustainability of the mine. The projects highlighted: Responsible management of Tailings Storage Facilities (TSF) The mine’s Tailings Storage Facilities (TSFs) comprise the active Doornpoort TSF and two older dormant TSFs. Expansion of the Doornpoort TSF was recently completed so that it now has sufficient capacity for the mine’s LoM. Innovation and technology at the heart of our operations – surface and underground South Deep showcased projects that demonstrate the adoption of innovation and technology as part of its everyday activities. This is headlined by the mine’s state-of-the-art surface control centre, which serves as the digital nerve centre of the mine’s activity across the value chain. South Deep has also embraced and deployed technology underground. South Deep recently acquired a Rhino 100 Master Driller – a multi- functional, mobile raise bore driller – which allows for faster, more accurate drilling, and a much bigger breaking point for blasting in the process of long hole stoping. Commissioning the Khanyisa solar plant With construction of the 50MW Khanyisa solar plant completed, South Deep is in the process of finalising the commissioning and optimising of the plant. The commissioning process involves balancing supply and demand of self-generated electricity to fully optimise the plant and ensure maximum benefit. The R715m solar plant will enhance the sustainability of South Deep and contribute to Gold Fields’ long-term commitment to Net Zero. South Deep currently consumes around 494GWH of electricity per year which represents 10% of the mine’s annual costs and 93% of its carbon emissions. The solar plant can generate 50MW or 103GWh/year. This will have major benefits for the social and economic sustainability of South Deep, and mitigate negative impacts on the environment by: • Significantly reducing the mine’s carbon footprint by around 110,000 tonnes of CO2/year. • Reducing reliance on the erratic national grid. • Dramatically lowering energy costs, saving around R123m, or 24%, of electricity costs/year. In time, the Khanyisa solar plant’s capacity will increase to 60MW, unlocking even further benefits. Gold Fields announces termination of arrangement agreement with Yamana As a result of Yamana Gold entering into an arrangement agreement with Pan American Silver and Agnico Eagle Mines. Gold Fields terminated the Arrangement Agreement in respect of the Yamana acquisition transaction. In accordance with the terms of the Arrangement Agreement, Yamana was required to pay Gold Fields a termination fee in the amount of US$300m within two business days from the date hereof. Gold Fields was disappointed by this outcome and continues to believe that the Transaction was a financially and strategically superior offer for shareholders of both Gold Fields and Yamana. Nonetheless, following Yamana’s change in recommendation, Gold Fields believed the most disciplined and prudent course of action to maximise Gold Fields’ shareholder value was to terminate the Arrangement Agreement. Gold Fields and its shareholders benefited from the termination fee. As a result of the 4% decrease in ore mined and 22% increase in grade, gold mined increased by 17% to 369,100oz in 2022 from 314,700oz in 2021. All-in cost decreased by 7% to A$1,431/oz (US$991/oz) in 2022 from A$1,541/oz (US$1,158/oz) in 2021 due to higher gold sold and lower capital expenditure, partially offset by higher cost of sales before amortisation and depreciation. Cost of sales before amortisation and depreciation (on a 50% basis) increased by 34% to A$145m (US$101m) in 2022 from A$108m (US$81m) in 2021. Cost of sales before gold inventory change and amortisation and depreciation (on a 50% basis) increased by 36% to A$167m (US$116m) in 2022 from A$123m (US$93m) in 2021 mainly due a 278% increase in operational waste tonnes mined, combined with inflationary pressures on commodity inputs and employee and contractor costs which resulted in higher production costs. Gold inventory credit to cost (on a 50% basis) of A$22m (US$15m) in 2022 compared to a gold inventory credit to cost of A$15m (US$11m) in 2021. Total capital expenditure (on a 50% basis) decreased by 18% to A$48m (US$33m) in 2022 from A$58m (US$44m) in 2021 reflecting completion of pre-stripping of stages 2 and 3 of the pit. Gruyere generated adjusted pre-tax free cash flow (on a 50% basis) of A$152m (US$106m) in 2022 compared with a cash flow of $79m (US$60m) in 2021. Guidance • The estimate for 2023 is as follows: • Gold produced ~ 170,000oz to 185,000 (50%); • Sustaining capital expenditure ~ A$98m (US$69m) (50%); • Non-sustaining capital expenditure ~ Nil (50%); • All-in sustaining costs ~ A$1,665/oz (US$1,170/oz); and • Total all-in cost ~ A$1,685/oz (US$1,180/oz). The increase in AIC is due to increased capital expenditure for the pre-stripping of stages 4 and 5 of the Gruyere pit and upgrade of the Mill pebble crusher and higher cost of sales before amortisation and depreciation as a result of inflationary increases. 22 2022Gold Fields Reviewed Results

Gold Fields CEO Chris Griffith steps down; Martin Preece appointed interim CEO Gold Fields Limited announced that Chris Griffith would step down from the Board of Directors and as Chief Executive Officer (CEO) of Gold Fields, effective 31 December 2022. Martin Preece, EVP of Gold Fields South Africa, was appointed to lead the company as Interim CEO and joined the Board effective 1 January 2023. The Gold Fields strategy remains unchanged, to: • Maximise the potential of our current assets through people and innovation • Build on our leading commitment to ESG • Grow the value and quality of our portfolio of assets. The Board has initiated the process to appoint a new CEO. It is engaging leading global executive search firms to conduct the search, which will consider both internal and external candidates. Messrs Griffith and Preece will work together to ensure a smooth handover. Cash dividend In line with the Company’s dividend policy, the Board has approved and declared a final dividend number 97 of 445 SA cents per ordinary share (gross) in respect of the year ended 31 December 2022. The final dividend will be subject to the Dividend Withholding Tax of 20 per cent. In accordance with paragraph 11.17 of the JSE Listings Requirements, the following additional information is disclosed: • The dividend has been declared out of income reserves; • The gross local dividend amount is 445 SA cents per ordinary share for shareholders exempt from dividends tax; • The Dividend Withholding Tax of 20 per cent (twenty per cent) will be applicable to this dividend; • The net local dividend amount is 356 SA cents per ordinary share for shareholders liable to pay the dividends tax; • Gold Fields currently has 893,496,323 ordinary shares in issue; and • Gold Fields’ income tax number is 9160035607. Shareholders are advised of the following dates in respect of the final dividend: • Final dividend number 97: 445 SA cents per share; • Declaration date: Thursday, 23 February 2023 • Last date to trade cum-dividend: Tuesday, 14 March 2023; • Sterling and US Dollar conversion date: Wednesday, 15 March 2023; • Shares commence trading ex-dividend: Wednesday, 15 March 2023; • Record date: Friday, 17 March 2023; and • Payment of dividend: Monday, 20 March 2023. Share certificates may not be dematerialised or rematerialised between Wednesday, 15 March 2023 and Friday, 17 March 2023, both dates inclusive. Outlook and 2023 guidance 2023 is going to be another big capex year for Gold Fields, given the remaining project capital at Salares Norte as well as the elevated level of sustaining capex across the portfolio, in order to maintain the production base of the Group. At this point in time, Gold Fields is not in a position to provide 2023 production guidance for Asanko. Consequently, Group guidance excludes our share of the Asanko Joint Venture. For 2023, attributable gold equivalent production (excluding Asanko) is expected to be between 2.25Moz and 2.30Moz (2022 comparable 2.32Moz). AISC is expected to be between US$1,300/oz and US$1,340/oz, with AIC expected to be US$1,480/oz to US$1,520/oz. Studies on a hybrid renewable microgrid power facility at St Ives are ongoing. Should these studies be completed and the project approved during the year, we estimate US$25/oz will be added to both the AISC and AIC guidance ranges. In this case, the ranges for AISC will be US$1,325/oz – US$1,365/oz and AIC will be US$1,505/oz – US$1,545/oz, respectively. This facility will include a wind farm, solar farm, battery energy storage system and diesel generation. The exchange rates used for our 2023 guidance are: R/US$17.00 and US$/A$0.70. The increase in AIC excluding Salares Norte is due to higher sustaining capital expenditure mainly at South Deep and Damang and higher cost of sales before amortisation and depreciation as a result of inflationary increases partially offset by higher production. The exchange rates used for our 2022 guidance are: R/US$15.55 and US$/A$0.76. Total capex for the Group for the year is expected to be between US$1.110bn and US$1.170bn. Sustaining capital is expected to be between US$820m and US$850m. The increase in sustaining capital is driven largely by US$159m in capital stripping at Salares Norte and capex related to pre-stripping of stages 4 and 5 of the Gruyere pit together with an upgrade of the Mill pebble crusher at Gruyere. Non-sustaining capex expected to be between US$290m and US$320m, with the largest component of this being the Salares Norte project capital of US$230m. Longer term guidance Taking into account the expected changes in production from the different assets (growth from Salares Norte and South Deep; declines at Damang and Cerro Corona) in the portfolio described about, we expect production for the next three years to be: 2023: 2,250koz – 2,300koz 2024: 2,720koz – 2,770koz 2025: 2,790koz – 2,820koz The above is subject to safety performance which limits the impact of safety-related stoppages and the forward-looking statement on page 59. 23 2022Gold Fields Reviewed Results

Basis of preparation The condensed consolidated financial statements as set out on pages  24  to 40 are prepared in accordance with the requirements of the JSE Limited Listings Requirements for preliminary reports and the requirements of the Companies Act of South Africa. The JSE Limited Listings Requirements require preliminary reports to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards (IFRS) and the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and to also, as a minimum, contain the information required by IAS 34 Interim Financial Reporting. The condensed consolidated financial statements do not include all the disclosures required for complete annual financial statements prepared in accordance with IFRS as issued by the International Accounting Standards Board. The condensed consolidated financial statements are prepared on a going concern basis. The Board is satisfied that the liquidity and solvency of the Company is sufficient to support the current operations for the next 12 months. The condensed consolidated financial statements are presented in United States Dollars, which is Gold Fields Limited’s presentation currency. The accounting policies applied in the preparation of these condensed consolidated financial statements are in terms of International Financial Reporting Standards and are consistent with those applied in the previous annual financial statements. Pro forma financial information The preliminary financial statements contain certain non-IFRS financial measures in respect of the Group’s financial performance, the statement of financial position and cash flows presented in order to provide users with relevant information and measures used by the Group to assess performance. These measures constitute pro forma financial information in terms of the JSE Limited Listings Requirements and are the responsibility of the Group’s Board of Directors. They are presented for illustrative purposes only and due to their nature, may not fairly present Gold Fields’ financial position, changes in equity, results of operations or cash flows. The key non-IFRS measures used and defined in the media release include: • Normalised earnings is defined as normalised profit attributable to owners of the parent which is defined as profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items after taxation and non-controlling interest effect; • Normalised profit per share attributable to owners of the parent; • Net debt which is calculated as borrowings plus the current portion of borrowings and lease liabilities plus current portion of lease liabilities less cash and cash equivalents; • Net debt (excluding lease liabilities) which is calculated as borrowings plus the current portion of borrowings less cash and cash equivalents; • Adjusted free cash flow is calculated as cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares;1 • Adjusted free cash flow from operations is calculated as cash flow from operating activities less net capital expenditure, environmental payments and lease payments from the eight mining operations; • Adjusted EBITDA is required to be determined in terms of loan and revolving credit facilities agreements to evaluate compliance with debt covenants; • Sustaining capital expenditure represents the majority of capital expenditures at existing operations, including mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures at existing operations; • Non-sustaining capital expenditure represents capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations; and • All-in sustaining costs and total all-in cost are presented to provide transparency into the costs associated with producing and selling an ounce of gold and is a common measure presented within the mining industry. 1 For 2022, adjusted free cash flow also excludes all cash flows related to the Yamana break fee. Auditor’s review The condensed consolidated financial statements of Gold Fields Limited for the year ended 31 December 2022 have been reviewed by the Company’s auditor, PricewaterhouseCoopers Inc. The auditor’s report does not necessarily report on all of the information contained in this media release. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor’s engagement they should refer to page 55 of the media release for a copy of the auditor’s report. The pro forma financial information has been reported on by the Group’s auditor, being PricewaterhouseCoopers Inc. Their unqualified reporting accountant’s report thereon is available on pages 56 to 57 of this report. Silicosis and Tuberculosis Class Action Settlement The Tshiamiso Trust has been established to carry out the terms of the settlement agreement reached between six gold mining companies (including Gold Fields) and claimant attorneys in the Silicosis and Tuberculosis class action. The Tshiamiso Trust is responsible for ensuring that all eligible current and former mineworkers across southern Africa with Silicosis or work-related Tuberculosis (or their dependants where the mineworker has passed away) are compensated pursuant to the Silicosis and Tuberculosis Class Action Settlement. As of 17 January 2023, 10 574 claimants have received benefits from the Trust in the aggregate amount of R936.1m. Further information on the progress in the implementation of the object of the Tshiamiso Trust and other details can be found at https://www.tshiamisotrust.com/ Provision raised Gold Fields has provided for the estimated cost of the above settlement based on actuarial assessments and the provisions of the silicosis and TB  class action settlement Agreement. At 31 December 2022, the provision for Gold Fields’ share of the settlement of the class action claims and related costs amounted to US$10.5m (R178.9m). The nominal value of this provision is US$14.4m (R244.7m). The ultimate outcome of this  matter however remains uncertain, with the number of eligible workers successfully submitting claims and receiving compensation being uncertain. The provision is consequently subject to adjustment in the future. Segment reporting The net profit/(loss) per the income statement reconciles to the net profit/ (loss) in the segmental operating and financial results as follows: Year ended 2022 US$’m Net profit 721.7 – Operating segments 728.5 – Corporate and projects (6.8)1 1 Comprises mainly the Yamana break fee, net of costs and tax (US$202m), partially offset by FSE impairment (US$114m), non-mine interest and other costs. Year ended 2021 US$’m Net profit 829.5 – Operating segments 1,018.3 – Corporate and projects (188.8)1 1 Comprises mainly impairment of equity-accounted investees, non-mine interest and other costs. Martin Preece Interim Chief Executive Officer 23 February 2023 24 2022Gold Fields Reviewed Results

Gold Fields Reviewed Results | 2022

The preliminary financial statements are presented on a condensed consolidated basis.

Income Statement

Figures in millions unless otherwise stated	Notes	United States Dollars Year ended Dec 2022 (Reviewed)	Dec 2021 (Audited)
Revenue	1	**4,286.7**	4,195.2
Cost of sales	2	**(2,607.7)**	(2,374.9)
Cost of sales before amortisation and depreciation		**(1,763.4)**	(1,661.7)
Cost of sales before gold inventory change and amortisation and depreciation		**(1,931.5)**	(1,784.5)
Gold inventory change		**168.1**	122.8
Amortisation and depreciation		**(844.3)**	(713.2)
Investment income	3	**13.3**	8.3
Finance expense	4	**(72.5)**	(91.2)
Equity-accounted income/(loss), after taxation	5	**10.1**	(32.0)
Share of results of equity-accounted investees, after taxation		**10.1**	20.8
Share of results of equity-accounted investees – Asanko impairment		**—**	(52.8)
Gain/(loss) on foreign exchange		**6.7**	(1.9)
Gain/(loss) on financial instruments	6	**24.0**	(100.4)
Share-based payments	7	**(6.9)**	(12.7)
Long-term incentive plan	8	**(29.0)**	(28.5)
Other costs, net	9	**(24.4)**	(45.5)
Exploration expenses	10	**(81.0)**	(60.6)
Profit before royalties, taxation and non-recurring items		**1,519.3**	1,455.8
Non-recurring items		**(245.1)**	(89.0)
Profit before royalties and taxation		**1,274.2**	1,366.8
Royalties	11	**(110.4)**	(112.4)
Profit before taxation		**1,163.8**	1,254.4
Mining and income taxation	12	**(442.1)**	(424.9)
Normal taxation		**(475.1)**	(448.6)
Deferred taxation		**33.0**	23.7
Profit for the year		**721.7**	829.5
Attributable to:			
Owners of the parent		**711.0**	789.3
Non-controlling interest		**10.7**	40.2
Profit attributable to owners of the parent	13.1	**711.0**	789.3
Diluted profit attributable to owners of the parent	13.2	**701.3**	781.9
Profit per share (cents) attributable to owners of the parent	13.1	**80**	89
Diluted profit per share (cents) attributable to owners of the parent	13.2	**78**	88
Non-IFRS measures and other disclosures			
Non-recurring items:			
Profit on disposal of assets		**10.4**	8.5
Restructuring costs		**(11.3)**	(1.3)
Yamana break fee, net of costs		**267.0**	—
Yamana break fee		**300.0**	—
Yamana related costs		**(33.0)**	—
COVID-19 donations		**—**	(1.4)
Silicosis provision adjusted		**2.2**	0.7
Ghana expected credit loss		**(17.5)**	(41.1)
Impairment of FSE	14	**(113.6)**	(30.8)
Impairment of investments and assets	14	**(391.4)**	(11.6)
Other		**9.1**	(12.0)
Total non-recurring items		**(245.1)**	(89.0)
Taxation on items above		**57.5**	4.8
Non-recurring items after tax		**(187.6)**	(84.2)
Headline earnings attributable to owners of the parent	13.3	**1,061.0**	890.0
Diluted headline earnings attributable to owners of the parent	13.4	**1,051.3**	882.6
Headline earnings per share (cents) attributable to owners of the parent	13.3	**119**	100
Diluted headline earnings per share (cents) attributable to owners of the parent	13.4	**118**	99
Normalised profit attributable to owners of the parent		**860.1**	928.7
Normalised profit per share (cents) attributable to owners of the parent		**97**	105
US Dollar/South African Rand conversion rate		**16.37**	14.79
Australian Dollar/US Dollar conversion rate		**0.69**	0.75

Figures may not add as they are rounded independently.

The condensed consolidated financial statements for the year ended 31 December 2022 have been prepared by the corporate accounting staff of Gold Fields Limited headed by Tzvet Ilarionova, the Group Financial Controller. This process was supervised by Paul Schmidt, the Group Chief Financial Officer.

25

Statement of Comprehensive Income United States Dollars Year ended Figures in millions unless otherwise stated Dec 2022 (Reviewed) Dec 2021 (Audited) Profit for the year 721.7 829.5 Other comprehensive income, net of tax (185.3) (166.4) Equity investments at FVOCI – net change in fair value* (51.3) (5.8) Taxation on above item* 0.1 2.0 Foreign currency translation adjustments# (134.1) (162.6) Total comprehensive income for the year 536.4 663.1 Attributable to: – Owners of the parent 527.3 622.9 – Non-controlling interest 9.1 40.2 536.4 663.1 * Items that will not be reclassified to profit or loss. # Items can be subsequently reclassified to profit or loss. 26 2022Gold Fields Reviewed Results

Statement of Financial Position United States Dollars Figures in millions unless otherwise stated Dec 2022 (Reviewed) Dec 2021 (Audited) Non-current assets 5,535.7 5,927.7 Property, plant and equipment 4,815.7 5,079.1 Other non-current assets 304.1 243.3 Equity-accounted investees 84.9 178.8 Investments 112.1 138.6 Loan advanced – contractors 23.4 27.3 Deferred taxation 195.5 260.6 Current assets 1,802.4 1,421.1 Other current assets 1,033.0 896.4 Cash and cash equivalents1 769.4 524.7 Total assets 7,338.1 7,348.8 Total equity 4,339.5 4,130.1 Non-current liabilities 2,213.2 2,396.3 Deferred taxation 399.8 500.9 Borrowings 1,079.3 1,078.1 Environmental rehabilitation provisions 370.5 418.9 Lease liabilities 330.1 355.1 Long-term employee benefits 22.4 28.2 Other long-term provisions 11.1 15.1 Current liabilities 785.4 822.4 Other current liabilities 690.7 733.6 Current portion of employee benefits 30.6 28.4 Current portion of lease liabilities 64.1 60.4 Total equity and liabilities 7,338.1 7,348.8 Non-IFRS measures and other disclosures Net debt 704.1 968.9 Net debt (excluding lease liabilities) 309.9 553.4 US Dollar/South African Rand conversion rate 17.02 15.94 Australian Dollar/US Dollar conversion rate 0.68 0.73 1 Cash and cash equivalents include secured cash deposits of US$28.2m and US$10.0m for Australia and Peru, respectively, set aside for future rehabilitation costs. The contributions are pro-active and not legally required by local legislation. 27 2022Gold Fields Reviewed Results

Gold Fields Reviewed Results 2022

Statement of Changes in Equity

	United States Dollars Year ended				
Figures in millions unless otherwise stated	Stated capital	Other reserves[1]	Retained earnings	Non-controlling interests	Total equity
Balance at 31 December 2021 (Audited)	**3,871.5**	**(2,116.3)**	**2,222.6**	**152.3**	**4,130.1**
Total comprehensive income	—	(183.7)	711.0	9.1	**536.4**
Profit for the year	—	—	711.0	10.7	**721.7**
Other comprehensive income	—	(183.7)	—	(1.6)	**(185.3)**
Dividends declared	—	—	(304.4)	(29.5)	**(333.9)**
Share-based payments	—	6.9	—	—	**6.9**
Balance at 31 December 2022 (Reviewed)	**3,871.5**	**(2,293.1)**	**2,629.2**	**131.9**	**4,339.5**

[1] Other reserves mainly comprise foreign currency translation, share-based payments and share of equity-accounted investee's other comprehensive income.

	United States Dollars Year ended				
Figures in millions unless otherwise stated	Stated capital	Other reserves[1]	Retained earnings	Non-controlling interests	Total equity
Balance at 31 December 2020 (Audited)	**3,871.5**	**(1,962.6)**	**1,755.6**	**163.7**	**3,828.2**
Total comprehensive income	—	(166.4)	789.3	40.2	**663.1**
Profit for the year	—	—	789.3	40.2	**829.5**
Other comprehensive income	—	(166.4)	—	—	**(166.4)**
Dividends declared	—	—	(322.3)	(51.6)	**(373.9)**
Share-based payments	—	12.7	—	—	**12.7**
Balance at 31 December 2021 (Audited)	**3,871.5**	**(2,116.3)**	**2,222.6**	**152.3**	**4,130.1**

[1] Other reserves mainly comprise foreign currency translation, share-based payments and share of equity-accounted investee's other comprehensive income.

28

Gold Fields Reviewed Results 2022

Statement of Cash Flows

	United States Dollars	
	Year ended	
Figures in millions unless otherwise stated	**Dec 2022 (Reviewed)**	Dec 2021 (Audited)
Cash flows from operating activities	**1,713.9**	1,599.2
Profit before royalties and taxation[1]	**1,274.2**	1,366.8
Amortisation and depreciation	**844.3**	713.2
Silicosis payment	**(0.7)**	(4.4)
Payment of long-term employee benefits	**(32.4)**	(37.3)
Other non-cash items[2]	**487.6**	208.8
South Deep BEE dividend	**(0.9)**	(0.9)
Change in working capital	**(134.2)**	(89.4)
Royalties and taxation paid	**(724.0)**	(557.6)
Dividends paid	**(334.7)**	(369.0)
Owners of the parent	**(304.4)**	(322.3)
Non-controlling interest holders	**(30.3)**	(46.7)
Cash flows from investing activities	**(1,072.2)**	(1,070.5)
Capital expenditure – additions	**(1,069.3)**	(1,088.7)
Capital expenditure – working capital	**26.3**	28.7
Proceeds on disposal of property, plant and equipment	**2.0**	2.8
Purchase of investments	**(21.6)**	(27.4)
Redemption of Asanko Preference shares	**—**	5.0
Proceeds on disposal of investments	**1.5**	19.2
Contributions to environmental trust funds	**(11.1)**	(10.1)
Cash flows from financing activities	**(56.9)**	(510.5)
Loans received	**206.5**	207.5
Loans repaid	**(197.9)**	(644.2)
Payment of lease liabilities	**(65.5)**	(73.8)
Net cash generated/(utilised)	**250.1**	(350.8)
Translation adjustment	**(5.4)**	(11.3)
Cash and cash equivalent at beginning of the year	**524.7**	886.8
Cash and cash equivalent at end of the year	**769.4**	524.7
Non-IFRS measures and other disclosures		
Adjusted free cash flow[3]	**431.3**	463.1

1 Profit before royalties and taxation includes Yamana break fee, net of costs amounting to US$267.0m in 2022.

2 Other non-cash items in 2022 comprise mainly impairment of FSE (US$113.6m), impairment of investments and assets (US$391.4m), long-term incentive plan expense (US$29.0m), share-based payments (US$6.9m) and Ghana expected credit loss (US$17.5m), partially offset by borrowing costs capitalised (US$37.9m), share of results of equity-accounted investees (US$11.1m) and profit/loss on disposal of assets (US$10.4m).

3 For 2022, adjusted free cash flow excludes all cash flows related to the Yamana break fee.

29

Gold Fields Reviewed Results | 2022

Notes to the condensed consolidated financial statements

		United States Dollars	
		Year ended	
	Figures in millions unless otherwise stated	Dec 2022 (Reviewed)	Dec 2021 (Audited)
1.	**Revenue**		
	Revenue from contracts with customers	**4,286.7**	4,195.2
	– Gold[1]	**4,085.1**	3,962.9
	– Copper[2]	**201.6**	232.3
	Disclosure of disaggregated revenue from contracts with customers		
	The Group generates revenue primarily from the sale of gold bullion and copper concentrate to refineries and banks. All revenue from contracts with customers is recognised at a point in time. The Group also produces silver which is an insignificant by-product.		
	The disaggregation of revenue from contracts with customers by primary geographical market and product is described in the Segmental Operating and Financial Results (pages 39 and 40)		
2.	**Cost of sales**		
	Salaries and wages	**(397.4)**	(397.8)
	Consumable stores	**(397.4)**	(319.6)
	Utilities	**(141.5)**	(134.1)
	Mine contractors	**(658.0)**	(628.2)
	Other	**(337.2)**	(304.8)
	Cost of sales before gold inventory change and amortisation and depreciation	**(1,931.5)**	(1,784.5)
	Gold inventory change	**168.1**	122.8
	Cost of sales before amortisation and depreciation	**(1,763.4)**	(1,661.7)
	Amortisation and depreciation	**(844.3)**	(713.2)
	Total cost of sales	**(2,607.7)**	(2,374.9)
3.	**Investment Income**		
	Dividends received	**0.1**	0.1
	Interest received – environmental trust funds	**1.1**	0.8
	Interest received – cash balances	**12.1**	7.4
	Total investment income	**13.3**	8.3
4.	**Finance expense**		
	Interest expense – borrowings	**(75.1)**	(79.6)
	Interest expense – lease liability	**(22.5)**	(24.1)
	Interest expense – environmental rehabilitation[3]	**(11.8)**	—
	Unwinding of discount rate on silicosis settlement costs[3]	**(1.0)**	—
	Borrowing costs capitalised[4]	**37.9**	12.5
	Total finance expense	**(72.5)**	(91.2)
5.	**Share of results of equity-accounted investees, after taxation**		
	Far Southeast Gold Resources Incorporated ("FSE")	**(1.0)**	(1.6)
	Asanko Gold – earnings	**13.1**	23.4
	Asanko – impairment	**—**	(52.8)
	Other	**(2.0)**	(1.0)
	Share of results of equity-accounted investees, after taxation	**10.1**	(32.0)

1 All regions.
2 Only Peru region (Cerro Corona).
3 Environmental rehabilitation interest of US$8.6m and unwinding of the discount rate on silicosis settlement of US$1.1m for the year ended 31 December 2021 were included in other costs. Refer note 9.
4 General borrowing costs of US$37.9m (2021: US$12.5m) arising on Group general borrowings were capitalised during the periods and related to the Salares Norte project. An average interest capitalisation rate of 6.4% (2021: 5.9%) was applied.

30

Gold Fields Reviewed Results 2022

Notes to the condensed consolidated financial statements
continued

		United States Dollars	
		Year ended	
Figures in millions unless otherwise stated		**Dec 2022 (Reviewed)**	Dec 2021 (Audited)
6.	**Gain/(loss) on financial instruments**		
	Unrealised gain/(loss) and prior year mark-to-market reversals on derivative contracts	**1.8**	(53.0)
	Realised gain/(loss) on derivative contracts	**22.2**	(43.4)
	Maverix warrants – loss on fair value	**—**	(4.0)
	Total gain/(loss) on financial instruments	**24.0**	(100.4)

Hedging/derivatives

The Group's policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken as follows:
- to protect cash flows at times of significant expenditure;
- for specific debt servicing requirements; and
- to safeguard the viability of higher cost operations.

Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.

Derivative instruments*

Ghana – Oil hedge

In June 2019 fixed price ICE Gasoil cash settled swap transactions were entered into for a total of 123.2 million litres of diesel for the period January 2020 to December 2022 based on 50% of usage over the specified period. The average swap price is US$575 per metric tonne (equivalent to US$75.8 per barrel). At the time of the transactions, the average Brent swap equivalent over the tenor was US$59.2 per barrel.

At the reporting date, the hedge had matured and realised a profit of US$16.5m for the year ended 31 December 2022.

Australia – Oil hedge

In June 2019 fixed price Singapore 10ppm Gasoil cash settled swap transactions were entered into for a total of 75.0 million litres of diesel for the period January 2020 to December 2022 based on 50% of usage over the specified period. The average swap price is US$74.0 per barrel. At the time of the transactions, the average Brent swap equivalent over the tenor was US$57.4 per barrel.

At the reporting date, the hedge had matured and realised a profit of A$14.9m (US$10.3m) for the year ended 31 December 2022.

Salares Norte – Currency hedge

In March 2020, a total notional amount of US$544.5m was hedged at a rate of CLP/US$836.45 for the period July 2020 to December 2022.

At the reporting date, the hedge had matured and realised a loss of US$4.6m for the year ended 31 December 2022.

Outstanding hedges

At 31 December 2022, there were no outstanding hedges

* Have not been designated for hedge accounting and are accounted for as derivative financial instruments in the income statement

31

Gold Fields Reviewed Results | 2022

Notes to the condensed consolidated financial statements
continued

Figures in millions unless otherwise stated	United States Dollars Year ended Dec 2022 (Reviewed)	Dec 2021 (Audited)
7. Share-based payments		
Share based payment expense[1]	**(6.9)**	(12.7)
Total included in profit or loss for the period	**(6.9)**	(12.7)
8. Long-term incentive plan		
Long-term incentive plan expense[2]	**(29.0)**	(28.5)
Total included in profit or loss for the period	**(29.0)**	(28.5)
9. Included in profit before royalties and taxation are the following		
Environmental rehabilitation interest adjustment[3,4]	**–**	(8.6)
Unwinding of discount on silicosis settlement costs[3,4]	**–**	(1.1)
Social contributions and sponsorships[3]	**(18.5)**	(18.1)
Offshore structure costs[3]	**(14.7)**	(14.6)
Yamana break fee, net of costs[5]	**267.0**	–
10. Exploration expense		
Australia	**(33.6)**	(21.3)
Ghana	**(12.1)**	(9.6)
Peru	**(2.8)**	(1.6)
Chile	**(32.3)**	(27.2)
Other	**(0.2)**	(0.9)
Total exploration expense	**(81.0)**	(60.6)
11. Royalties		
South Africa	**(2.9)**	(2.6)
Peru	**(5.9)**	(8.0)
Ghana	**(54.8)**	(55.8)
Australia	**(46.8)**	(46.0)
Total royalties	**(110.4)**	(112.4)
Royalty rates		
South Africa (effective rate)[6]	**0.5%**	0.5%
Australia[7]	**2.5%**	2.5%
Ghana[8]	**4.1%**	4.1%
Peru[9]	**4.2%**	4.4%

[1] The Group granted equity-settled instruments comprising share options and restricted shares to executive directors, certain officers and employees. During the years ended 31 December 2022 and 2021, the Gold Fields Limited 2012 Share Plan as amended in 2016 was in place. At the Annual General Meeting on 18 May 2016, shareholders approved the adoption of the revised Gold Fields Limited 2012 Share Plan to replace the long-term incentive scheme ("LTIP"). The plan provides for four types of participation, namely Performance Shares ("PS"), Retention Shares ("RS"), Restricted Shares ("RSS") and Matching Shares ("MS"). This plan is in place to attract, retain, motivate and reward participating employees on a basis which seeks to align the interests of such employees with those of the Company's shareholders.

[2] Senior and middle management receive awards under the LTIP. The performance conditions of the LTIP are approved annually by the Remuneration Committee. The expected timing of the cash outflows in respect of each grant is at the end of three years after the original award was made.

[3] Included under "Other costs, net" in the consolidated income statement.

[4] Unwinding of the discount on silicosis settlement costs of US$1.1m and environmental rehabilitation interest of US$8.6m for the year ended 31 December 2021 were included in net interest expense. Refer note 4.

[5] The US$267.0 million income related to the Yamana break fee, net of costs. As a result of Yamana entering into an arrangement agreement with Pan American Silver Corp and Agnico Eagle Mines Limited, Gold Fields terminated the agreement in respect of the proposed acquisition of Yamana. In accordance, within the terms of the arrangement agreement , Yamana was required to pay Gold Fields a termination fee of US$300.0 million. The fee has been partially offset by transaction costs of US$33.0 million.

[6] The Mineral and Petroleum Resource Royalty Act 2008 ("Royalty Act") was promulgated on 24 November 2008 and became effective from 1 March 2010. The Royalty Act imposes a royalty on refined (mineral resources that have undergone a comprehensive level of beneficiation such as smelting and refining as defined in Schedule 1 of the Act) and unrefined (mineral resources that have undergone limited beneficiation as defined in Schedule 2 of the Act) minerals payable to the state. The royalty in respect of refined minerals (which include gold refined to 99.5% and above and platinum) is calculated by dividing earnings before interest and taxes ("EBIT") by the product of 12.5 times gross revenue calculated as a percentage, plus an additional 0.5%. EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 5% has been introduced on refined minerals. The effective rate of royalty tax payable for the year ended 31 December 2022 was 0.5% of mining revenue (2021: 0.5%) equalling the minimum charge per the formula.

[7] The Australian operations are subject to a 2.5% (2021: 2.5%) gold royalty on revenue as the mineral rights are owned by the state.

[8] Minerals are owned by the Republic of Ghana and held in trust by the President. During 2016, Gold Fields signed a Development Agreement ("DA") with the Government of Ghana for both the Tarkwa and Damang mines. This agreement stated that the Ghanaian operations will be subject to a sliding scale for royalty rates, linked to the prevailing gold price (effective 1 January 2017). The sliding scale is as follows:

Average gold price			
Low value		High value	Royalty rate
US$0.00	–	US$1,299.99	**3.0%**
US$1,300.00	–	US$1,449.99	**3.5%**
US$1,450.00	–	US$2,299.99	**4.1%**
US$2,300.00	–	Unlimited	**5.0%**

[9] The Peruvian operations are subject to a mining royalty calculated on a sliding scale with rates ranging from 1% to 12% of the value of operating profit.

32

Gold Fields Reviewed Results 2022

Notes to the condensed consolidated financial statements
continued

Figures in millions unless otherwise stated	United States Dollars Year ended Dec 2022 (Reviewed)	United States Dollars Year ended Dec 2021 (Audited)
12. Mining and income taxation		
The components of mining and income tax are the following:		
South African taxation		
– dividend withholding tax	**(13.1)**	(24.3)
– company and capital gains taxation	**(65.3)**	(3.8)
– prior year adjustment – current taxation	**—**	0.8
– deferred taxation	**(78.5)**	(27.4)
– prior year adjustment – deferred taxation	**—**	(3.4)
Foreign taxation		
– current taxation	**(390.8)**	(417.9)
– prior year adjustment – current taxation[1]	**(5.9)**	(3.5)
– deferred taxation	**111.5**	54.6
Total mining and income taxation	**(442.1)**	(424.9)
South Africa – current tax rates		
Mining tax[2]	**Y=34-170/X**	Y=34-170/X
Non-mining tax[3]	**28.0%**	28.0%
Company tax rate	**28.0%**	28.0%
International operations – current tax rates		
Australia	**30.0%**	30.0%
Ghana	**32.5%**	32.5%
Peru	**29.5%**	29.5%

[1] The US$5.9m in 2022 comprises US$19.2m additional transfer pricing charges at Tarkwa and Damang, partially offset by a refund of US$13.3m relating to hedges at Peru.

[2] South African mining tax on mining income is determined according to a formula which takes into account the profit and revenue from mining operations. South African mining taxable income is determined after the deduction of all mining capital expenditure, with the proviso that this cannot result in an assessed loss. Capital expenditure amounts not deducted are carried forward as unredeemed capital expenditure to be deducted from future mining income. Accounting depreciation is ignored for the purpose of calculating South African mining taxation. During June 2022, the South African Revenue Services published the draft 2022 Rates & Monetary Bill, inclusive of an amendment to the gold tax formula from Y = 34 – 170/X to Y = 33 – 165/X in respect of year assessments ending on or after 31 March 2023, which is considered to be substantively enacted. This resulted in the effective mining tax rate used for deferred tax purposes for Gold Fields Operations Limited ("GFO") and GFI Joint Venture Holdings (Proprietary) Limited ("GFIJVH"), owners of the South Deep mine, decreasing from 29% at 31 December 2021 to 28% at 31 December 2022, amounting to a charge of R76.2m (US$4.6m) through profit or loss.
In the formula above, Y is the percentage rate of tax payable and X is the ratio of mining profit, after the deduction of redeemable capital expenditure, to mining revenue expressed as a percentage.

[3] Non-mining income of South African mining operations consists primarily of interest income. The corporate income tax rate will be reduced from 28% to 27% for tax years ending on after 31 March 2023, and is considered to be substantively enacted.
Deferred tax is provided at the expected future rate for mining operations arising from temporary differences between the carrying values and tax values of assets and liabilities. In South Africa the tax rate which has been used for deferred tax purposes for mining assets is Y = 33 – 165/X and for non-mining assets is 27%, on the basis that these rates are considered to be substantively enacted.

33

Gold Fields Reviewed Results | 2022

Notes to the condensed consolidated financial statements
continued

Figures in millions unless otherwise stated	United States Dollars Year ended Dec 2022 (Reviewed)	Dec 2021 (Audited)
13. Earnings per share		
13.1 Basic earnings per share – cents	**80**	89
Basic earnings per share is calculated by dividing the profit attributable to owners of the parent of US$711.0m (2021: US$789.3m) by the weighted average number of ordinary shares in issue during the period of 890,968,721 (2021: 887,306,342).		
13.2 Diluted earnings per share – cents	**78**	88
Diluted earnings per share is calculated by dividing the diluted profit attributable to owners of the parent of US$701.3m (2021: US$781.9m) by the diluted weighted average number of ordinary shares in issue during the period of 893,916,246 (2021: 893,497,539).		
Net profit attributable to owners of the parent has been adjusted by the following to arrive at the diluted profit attributable to owners of the parent:		
Profit attributable to owners of the parent	**711.0**	789.3
South Deep minority interest at 10%	**(9.7)**	(7.4)
Diluted profit attributable to owners of the parent	**701.3**	781.9
The weighted average number of shares has been adjusted by the following to arrive at the diluted number of ordinary shares:		
Weighted average number of ordinary shares	**890,968,721**	887,306,342
Share options in issue	**2,947,525**	6,191,197
Diluted weighted average number of ordinary shares	**893,916,246**	893,497,539
13.3 Headline earnings per share – cents	**119**	100
Headline earnings per share is calculated by dividing headline earnings of US$1,061.0m (2021: US$890.0m) by the weighted average number of ordinary shares in issue during the period of 890,968,721 (2021: 887,306,342).		
Net profit attributable to owners of the parent is reconciled to headline earnings as follows:		
Long-form headline earnings reconciliation		
Profit attributable to owners of the parent	**711.0**	789.3
Profit on disposal of assets, net	**(7.4)**	(5.9)
Gross	**(10.4)**	(8.5)
Taxation effect	**3.0**	2.6
Impairment, reversal of impairment and write-off of investments and assets and other, net	**357.4**	106.6
Impairment, net of reversal of impairment of investments and assets	**505.0**	42.4
Write-off of exploration and evaluation assets	**—**	21.3
Asanko Gold mine impairment	**—**	52.8
Taxation effect	**(125.3)**	(9.9)
Non-controlling interest effect	**(22.3)**	—
Headline earnings	**1,061.0**	890.0
13.4 Diluted headline earnings per share – cents	**118**	99
Diluted headline earnings per share is calculated by dividing diluted headline earnings of US$1,051.3m (2021: US$882.6m) by the diluted weighted average number of ordinary shares in issue during the period of 893,916,246 (2021: 893,497,539).		
Headline earnings has been adjusted by the following to arrive at dilutive headline earnings:		
Headline earnings	**1,061.0**	890.0
South Deep minority interest at 10%	**(9.7)**	(7.4)
Diluted headline earnings	**1,051.3**	882.6

34

Gold Fields Reviewed Results 2022

Notes to the condensed consolidated financial statements
continued

	United States Dollars	
	Year ended	
Figures in millions unless otherwise stated	**Dec 2022 (Reviewed)**	Dec 2021 (Audited)
14. Impairment of investments and assets		
Investments	**(113.6)**	(30.8)
Equity-accounted investees		
– Far Southeast Gold Resources Incorporated ("FSE")[1]	**(113.6)**	(30.8)
Property, plant and equipment	**(391.4)**	(11.6)
Peru cash-generating unit[2]	**(63.1)**	—
Tarkwa cash-generating unit[3]	**(325.2)**	—
Impairment of property, plant and equipment – other[4]	**(3.1)**	(11.6)
Impairment of investments and assets	**(505.0)**	(42.4)

[1] During the year ended 31 December 2021, impairment indicators were identified as a result of the reduction in the share price of Lepanto and FSE was impaired by US$30.8m to its recoverable amount. The recoverable amount was based on the fair value less cost of disposal ("FVLCOD") of the investment (level 2 of the fair value hierarchy). The FVLCOD was indirectly derived from the market value of Lepanto Consolidated Mining Company, being the 60% shareholder of FSE. During 2022, management was actively engaged in the process of disposing of FSE. The disposal process proved unsuccessful and no offers were received. Management's assessment is that it is unlikely the investment could be sold for any value and wrote off the investment by US$113.6m to a carrying value of US$nil (level 3 of the fair value hierarchy).

[2] For the year ended 31 December 2022, the Group recognised an impairment of US$63.1m in respect of the Peru cash-generating unit. The recoverable amount was based on its fair value lest cost of disposal ("FVLCOD") calculated using a combination of the market (resource value) and the income approach (level 3 of the fair value hierarchy). The impairment is mainly due to an increase in the discount rate from 4.8% to 8.1% as a result of increases in the risk-free rate as well as inflationary cost pressures experiences in 2022. The recoverable amount at 31 December 2022 is US$477.1m using the following assumptions based on the 2022 life-of-mine plan:

– Gold price:
- 2023 – US$1,740 per ounce;
- 2024 – US$1,730 per ounce;
- 2025 – US$1,700 per ounce;
- 2026 – US$1,650 per ounce; and
- Long-term – US$1,620 per ounce

– Copper price:
- 2023 – US$7,700 per tonne;
- 2024 – US$8,150 per tonne;
- 2025 – US$8,150 per tonne;
- 2026 – US$8,150 per tonne; and
- Long-term – US$7,700 per ounce

– Resource price of US$30 per ounce;
– Resource ounces of 1.0 million ounces;
– Life-of-mine: 8 years; and
– Discount rate of 8.1%.

[3] For the year ended 31 December 2022, the Group recognised an impairment of US$325.2m in respect of the Tarkwa cash-generating unit. The recoverable amount was based on its fair value lest cost of disposal ("FVLCOD") calculated using a combination of the market (resource value) and the income approach (level 3 of the fair value hierarchy). The impairment is mainly due to an increase in the discount rate from 8.3% to 15.9% as a result of increases in the Ghana country risk premium and the risk-free rate as well as inflationary cost pressures experiences in 2022. The recoverable amount at 31 December 2022 is US$812.4m using the following assumptions based on the 2022 life-of-mine plan:

– Gold price:
- 2023 – US$1,740 per ounce;
- 2024 – US$1,730 per ounce;
- 2025 – US$1,700 per ounce;
- 2026 – US$1,650 per ounce; and
- Long-term – US$1,620 per ounce

– Resource price of US$71 per ounce;
– Resource ounces of 24.5 million ounces;
– Life-of-mine: 13 years; and
– Discount rate of 15.9%.

[4] The US$3.1m in 2022 comprises US$2.5m (2021: US$1.6m) impairment of redundant assets in Peru, US$0.6m (2021: US$nil) impairment of redundant assets in Chile and US$nil (2021: US$10.0m) impairment of capitalised exploration costs at St Ives based on technical and economic parameters of various studies.

35

Gold Fields
Reviewed Results | 2022

Notes to the condensed consolidated financial statements
continued

Figures in millions unless otherwise stated	31 Dec 2023	31 Dec 2024	31 Dec 2025	31 Dec 2026	31 Dec 2029	Total
15. Debt maturity ladder (Reviewed)						
Uncommitted loan facilities						
Rand debt	1,362.0	—	—	—	—	1,362.0
Rand debt translated to US Dollar	80.0	—	—	—	—	80.0
Total (US$m)	**80.0**	**—**	**—**	**—**		**80.0**
Committed loan facilities						
US Dollar debt	45.0	1,348.8	45.0	460.0	497.1	2,395.9
Rand debt	2,500.0	—	—	—	—	2,500.0
A$ Dollar debt	500.0	—	—	—	—	500.0
Rand debt translated to US Dollar	146.9	—	—	—	—	146.9
A$ Dollar debt translated to US Dollar	340.9	—	—	—	—	340.9
Total (US$m)	**532.8**	**1,348.8**	**45.0**	**460.0**	**497.1**	**2,883.7**
Total (US$m) Uncommitted and committed loan facilities	**612.8**	**1,348.8**	**45.0**	**460.0**	**497.1**	**2,963.7**
Utilisation – Uncommitted loan facilities						
Rand debt	—	—	—	—	—	—
Rand debt translated to US Dollar	—	—	—	—	—	—
Total (US$m)	**—**	**—**	**—**	**—**	**—**	**—**
Utilisation – Committed loan facilities (including US Dollar bond)						
US Dollar debt	—	582.2	—	—	497.1	1,079.3
Rand debt	—	—	—	—	—	—
A$ Dollar debt	—	—	—	—	—	—
Rand debt translated to US Dollar	—	—	—	—	—	—
A$ Dollar debt translated to US Dollar	—	—	—	—	—	—
Total (US$m)	—	**582.2**	**—**	**—**	**497.1**	**1,079.3**
Total (US$m) – Utilisation – Uncommitted and committed loan facilities	—	**582.2**	**—**	**—**	**497.1**	**1,079.3**

Exchange rate: US$1.00 = R17.02 and US$1.00 = A$0.68 being the closing rates at 31 December 2022.

36

Gold Fields Reviewed Results 2022

Notes to the condensed consolidated financial statements
continued

16. Fair value hierarchy

The Group has the following hierarchy for measuring the fair value of assets and liabilities at the reporting date:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2: Inputs other than quoted prices in Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The Group recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred. There were no transfers during the periods ended 31 December 2022 and 31 December 2021.

The following table sets out the Group's financial assets and financial liabilities by level within the fair value hierarchy at the reporting date:

United States Dollars

	31 December 2022 (Reviewed)				31 December 2021 (Audited)			
Figures in millions unless otherwise stated	**Total**	**Level 1**	**Level 2**	**Level 3**	Total	Level 1	Level 2	Level 3
Financial assets measured at fair value								
Environmental trust funds	**2.9**	**—**	**2.9**	**—**	2.9	—	2.9	—
Trade receivables from provisional copper sales	**29.6**	**—**	**29.6**	**—**	25.8	—	25.8	—
Investments – listed	**34.5**	**34.5**	**—**	**—**	30.9	30.9	—	—
Asanko redeemable preference shares	**60.3**	**—**	**—**	**60.3**	94.5	—	—	94.5
Oil derivative contracts	**—**	**—**	**—**	**—**	5.1	—	5.1	—
Financial assets not measured at fair value								
Environmental trust funds	**95.9**	**—**	**95.9**	**—**	85.2	—	85.2	—
Loan advanced – contractor	**23.4**	**—**	**—**	**23.4**	27.3	—	—	27.3
Financial liabilities measured at fair value								
Foreign exchange derivative contracts	**—**	**—**	**—**	**—**	6.8	—	6.8	—
Financial liabilities not measured at fair value								
Borrowings	**1,089.6**	**1,006.1**	**—**	**83.5**	1,191.6	1,108.1	—	83.5

Environmental trust funds
The environmental trust funds are measured at fair value through profit or loss and amortised cost which approximates fair value based on the nature of the fund's underlying investments.

Trade receivables from provisional copper sales
Valued using quoted market prices based on the forward London Metal Exchange ("LME") and, as such, classified within Level 2 of the fair value hierarchy.

Investments – listed
Comprise equity investments in listed entities and therefore valued using quoted market prices in active markets.

Asanko redeemable preference shares
The fair value is based on the expected cash flows of the Asanko Gold Mine based on the life-of-mine model. The key inputs used in the valuation of the fair value were market related discount rates and expected redemption period. The movement in the preference shares was as a result of fair value adjustments only.

Oil and foreign exchange derivative contracts
The fair values of these contracts are determined by using the applicable valuation models for each instrument type with the key inputs being forward prices, interest rates, volatilities and exchange rates.

Loan advanced – contractor
The fair value of the contractor loan approximates its carrying amount, determined using the discounted cash flow method and market related interest rates and is classified within Level 3 of the fair value hierarchy.

Borrowings
The five-year notes and the 10-year notes are issued at a fixed interest rate. The fair values of these notes are based on listed market prices and are classified within Level 1 of the fair value hierarchy. The fair value of the remaining borrowings approximates their carrying amount, determined using the discounted cash flow method using market related interest rates and are classified within Level 3 of the fair value hierarchy.

37

Notes to the condensed consolidated financial statements continued 17. Capital commitments United States Dollars Year ended Figures in millions unless otherwise stated Dec 2022 (Reviewed) Dec 2021 (Audited) Commitments Capital expenditure Contracted for1 78.1 251.9 1 Contracted for capital expenditure includes US$31.6m (2021: US$193.3m) for Salares Norte. 38 2022Gold Fields Reviewed Results

Gold Fields Reviewed Results 2022

Segmental Operating and Financial Results

United States Dollars

Figures in millions unless otherwise stated		Total Mine Operations and projects Including Equity-Accounted Joint Venture	Total Mine Operations and projects Excluding Equity-Accounted Joint Venture	South Africa Region	West Africa Region				South America Region	
					Ghana				Peru	Chile
				South Deep	Total	Tarkwa	Damang	Asanko 45%	Cerro Corona	Salares Norte Project[1]
Operating results (Unreviewed)										
Ore milled/treated (000 tonnes)	**Year 2022**	**42,199**	**39,576**	**2,985**	**21,423**	**14,016**	**4,784**	**2,623**	**6,721**	**–**
	Year 2021	42,229	39,559	2,922	21,266	13,877	4,720	2,670	6,817	–
Yield (grams per tonne)	**Year 2022**	**1.8**	**1.9**	**3.4**	**1.2**	**1.2**	**1.5**	**0.9**	**1.2**	**–**
	Year 2021	1.8	1.8	3.1	1.3	1.2	1.7	1.1	1.1	–
Gold produced (000 managed equivalent ounces)	**Year 2022**	**2,487.8**	**2,411.1**	**327.9**	**838.3**	**531.6**	**230.0**	**76.7**	**260.5**	**–**
	Year 2021	2,430.1	2,335.5	292.6	870.7	521.7	254.4	94.6	248.3	–
Gold produced (000 attributable equivalent ounces)	**Year 2022**	**2,398.6**	**2,322.0**	**316.2**	**762.1**	**478.4**	**207.0**	**76.7**	**259.2**	**–**
	Year 2021	2,340.8	2,246.2	282.2	793.1	469.5	229.0	94.6	247.0	–
Gold sold (000 managed equivalent ounces)	**Year 2022**	**2,477.4**	**2,401.9**	**327.9**	**833.5**	**529.1**	**228.9**	**75.5**	**260.1**	**–**
	Year 2021	2,436.3	2,339.1	292.6	873.3	521.7	254.4	97.2	248.4	–
Gold price received (dollar per equivalent ounce)	**Year 2022**	**1,784**	**1,785**	**1,793**	**1,802**	**1,803**	**1,812**	**1,770**	**1,671**	**–**
	Year 2021	1,793	1,794	1,790	1,794	1,796	1,798	1,770	1,750	–
Cost of sales before gold inventory change and amortisation and depreciation (dollar per tonne)	**Year 2022**	**47**	**49**	**109**	**31**	**29**	**40**	**28**	**33**	**–**
	Year 2021	45	45	107	32	24	47	43	28	–
All-in sustaining costs (dollar per ounce)	**Year 2022**	**1,088**	**1,079**	**1,294**	**1,188**	**1,248**	**998**	**1,346**	**310**	**–**
	Year 2021	1,049	1,032	1,310	1,083	1,155	802	1,431	(34)	–
Total all-in cost (dollar per ounce)	**Year 2022**	**1,164**	**1,155**	**1,356**	**1,220**	**1,248**	**1,083**	**1,435**	**444**	**–**
	Year 2021	1,118	1,098	1,379	1,112	1,155	852	1,559	230	–
Financial results (US$ millions) (Reviewed)										
Revenue	**Year 2022**	**4,420.4**	**4,286.7**	**587.9**	**1,502.3**	**953.8**	**414.8**	**133.7**	**434.7**	**–**
	Year 2021	4,367.3	4,195.2	523.8	1,566.5	936.9	457.5	172.1	434.8	–
Cost of sales before amortisation and depreciation	**Year 2022**	**(1,845.6)**	**(1,763.4)**	**(313.9)**	**(605.7)**	**(371.4)**	**(152.2)**	**(82.2)**	**(175.4)**	**5.1**
	Year 2021	(1,772.1)	(1,661.6)	(304.9)	(570.7)	(310.2)	(150.1)	(110.4)	(175.6)	–
Cost of sales before gold inventory change and amortisation and depreciation	**Year 2022**	**(2,004.3)**	**(1,931.5)**	**(324.6)**	**(673.0)**	**(406.9)**	**(193.3)**	**(72.8)**	**(224.9)**	**(4.6)**
	Year 2021	(1,899.4)	(1,784.4)	(312.2)	(676.7)	(339.7)	(222.0)	(115.0)	(190.0)	–
– Gold inventory change	**Year 2022**	**158.7**	**168.1**	**10.7**	**67.3**	**35.6**	**41.1**	**(9.4)**	**49.6**	**9.7**
	Year 2021	127.4	122.8	7.3	106.0	29.6	71.9	4.6	14.4	–
Amortisation of mining assets	**Year 2022**	**(839.9)**	**(829.3)**	**(51.8)**	**(328.3)**	**(220.6)**	**(97.1)**	**(10.6)**	**(125.6)**	**(6.4)**
	Year 2021	(718.1)	(695.8)	(43.0)	(287.2)	(172.3)	(92.6)	(22.3)	(88.3)	–
Other expenses	**Year 2022**	**(136.7)**	**(121.3)**	**(3.7)**	**(34.3)**	**(8.0)**	**(10.8)**	**(15.4)**	**(21.5)**	**(30.2)**
	Year 2021	(265.4)	(261.7)	(5.9)	(28.8)	(9.3)	(15.8)	(3.7)	(51.9)	(97.1)
Profit/(loss) before royalties and taxation	**Year 2022**	**1,598.2**	**1,572.7**	**218.5**	**534.0**	**353.8**	**154.7**	**25.5**	**112.1**	**(31.5)**
	Year 2021	1,611.8	1,576.1	170.0	679.8	445.1	199.0	35.6	119.0	(97.1)
Royalties, mining and income taxation	**Year 2022**	**(465.8)**	**(459.2)**	**(72.0)**	**(117.2)**	**(48.2)**	**(62.3)**	**(6.7)**	**(18.7)**	**8.2**
	Year 2021	(536.0)	(527.4)	(54.4)	(251.9)	(160.7)	(82.6)	(8.6)	(62.5)	84.8
– Normal taxation	**Year 2022**	**(390.9)**	**(390.9)**	**–**	**(164.2)**	**(110.6)**	**(53.6)**	**–**	**(43.4)**	**(1.1)**
	Year 2021	(420.5)	(420.5)	–	(191.4)	(110.3)	(81.1)	–	(61.2)	(1.9)
– Royalties	**Year 2022**	**(117.1)**	**(110.4)**	**(2.9)**	**(61.4)**	**(38.2)**	**(16.6)**	**(6.7)**	**(5.9)**	**–**
	Year 2021	(121.0)	(112.4)	(2.6)	(64.4)	(37.5)	(18.3)	(8.6)	(8.0)	–
– Deferred taxation	**Year 2022**	**42.1**	**42.1**	**(69.0)**	**108.4**	**100.5**	**7.9**	**–**	**30.6**	**9.3**
	Year 2021	5.6	5.6	(51.8)	3.8	(13.0)	16.8	–	6.7	86.7
Profit/(loss) before non-recurring items	**Year 2022**	**1,132.4**	**1,113.6**	**146.5**	**416.7**	**305.6**	**92.4**	**18.8**	**93.4**	**(23.3)**
	Year 2021	1,075.8	1,048.8	115.6	427.9	284.4	116.4	27.0	56.5	(12.3)
Non-recurring items	**Year 2022**	**(403.8)[2]**	**(403.8)[2]**	**0.2**	**(345.1)**	**(338.3)[2]**	**(6.7)**	**–**	**(65.5)[2]**	**(0.6)**
	Year 2021	(57.5)	(57.5)	(1.1)	(42.4)	(24.7)	(17.7)	–	(1.6)	–
Net profit/(loss)	**Year 2022**	**728.5**	**709.7**	**146.7**	**71.7**	**(32.8)**	**85.7**	**18.8**	**27.9**	**(23.9)**
	Year 2021	1,018.3	991.2	114.5	385.5	259.8	98.7	27.0	54.8	(12.3)
Capital expenditure	**Year 2022**	**(1,074.8)**	**(1,067.0)**	**(118.7)**	**(296.8)**	**(229.0)**	**(60.1)**	**(7.7)**	**(46.0)**	**(296.7)**
	Year 2021	(1,108.5)	(1,088.0)	(89.3)	(252.9)	(209.0)	(23.4)	(20.5)	(55.7)	(374.9)

The average US Dollar/Rand exchange rates were US$1 = R16.37 for 2022 and US$1 = R14.79 for 2021.
The average Australian/US Dollar exchange rates were A$1 = US$0.69 for 2022 and A$1 = US$0.75 for 2021.

[1] In 2021 Salares Norte became a reportable segment, as the COM has started monitoring the capital expenditure and progress toward completion.

[2] Non-recurring items consist mainly out of impairments raised on the Tarkwa (US$325m) and Cerro Corona (US$63m) cash generating units (CGUs).

Figures may not add as they are rounded independently.

39

Gold Fields Reviewed Results | 2022

Segmental Operating and Financial Results continued

United States Dollars

		United States Dollars					Australian Dollars					South African Rand
		Australia Region					Australia Region[2]					South Africa Region[3]
Figures in millions unless otherwise stated		Total	St Ives	Agnew	Granny Smith	Gruyere 50%	Total	St Ives	Agnew	Granny Smith	Gruyere 50%	South Deep
Operating results (Unreviewed)												
Ore milled/treated (000 tonnes)	**Year 2022**	**11,071**	**3,857**	**1,198**	**1,583**	**4,432**	**11,071**	**3,857**	**1,198**	**1,583**	**4,432**	**2,985**
	Year 2021	11,223	4,088	1,254	1,662	4,219	11,223	4,088	1,254	1,662	4,219	2,922
Yield (grams per tonne)	**Year 2022**	**3.0**	**3.0**	**6.2**	**5.7**	**1.1**	**3.0**	**3.0**	**6.2**	**5.7**	**1.1**	**3.4**
	Year 2021	2.8	3.0	5.5	5.2	0.9	2.8	3.0	5.5	5.2	0.9	3.1
Gold produced (000 managed equivalent ounces)	**Year 2022**	**1,061.1**	**376.7**	**239.2**	**287.9**	**157.3**	**1,061.1**	**376.7**	**239.2**	**287.9**	**157.3**	**10,200**
	Year 2021	1,018.5	393.0	223.0	279.2	123.3	1,018.5	393.0	223.0	279.2	123.3	9,102
Gold produced (000 attributable equivalent ounces)	**Year 2022**	**1,061.1**	**376.7**	**239.2**	**287.9**	**157.3**	**1,061.1**	**376.7**	**239.2**	**287.9**	**157.3**	**9,836**
	Year 2021	1,018.5	393.0	223.0	279.2	123.3	1,018.5	393.0	223.0	279.2	123.3	8,776
Gold sold (000 managed equivalent ounces)	**Year 2022**	**1,055.8**	**373.2**	**238.7**	**287.4**	**156.4**	**1,055.8**	**373.2**	**238.7**	**287.4**	**156.4**	**10,200**
	Year 2021	1,021.9	391.1	222.8	283.6	124.4	1,021.9	391.1	222.8	283.6	124.4	9,102
Gold price received (dollar per equivalent ounce)	**Year 2022**	**1,795**	**1,797**	**1,793**	**1,793**	**1,800**	**2,592**	**2,595**	**2,588**	**2,588**	**2,598**	**943,581**
	Year 2021	1,803	1,804	1,804	1,800	1,804	2,400	2,401	2,402	2,396	2,401	851,102
Cost of sales before gold inventory change and amortisation and depreciation (dollar per tonne)	**Year 2022**	**70**	**71**	**153**	**129**	**26**	**101**	**103**	**220**	**186**	**38**	**1,780**
	Year 2021	64	66	134	115	22	85	87	179	153	29	1,580
All-in sustaining costs (dollar per ounce)	**Year 2022**	**1,041**	**1,029**	**1,130**	**1,016**	**980**	**1,503**	**1,485**	**1,632**	**1,466**	**1,415**	**680,931**
	Year 2021	1,065	1,006	1,164	1,033	1,146	1,418	1,339	1,550	1,376	1,525	622,726
Total all-in cost (dollar per ounce)	**Year 2022**	**1,150**	**1,104**	**1,298**	**1,171**	**991**	**1,659**	**1,594**	**1,875**	**1,691**	**1,431**	**713,624**
	Year 2021	1,146	1,040	1,308	1,161	1,158	1,526	1,385	1,741	1,545	1,541	655,826
Financial results (US$ millions) (Reviewed)												
Revenue	**Year 2022**	**1,895.5**	**670.9**	**427.9**	**515.2**	**281.5**	**2,736.2**	**968.4**	**617.7**	**743.7**	**406.4**	**9,624.6**
	Year 2021	1,842.3	705.5	402.0	510.4	224.4	2,452.5	939.2	535.1	679.5	298.7	7,746.7
Cost of sales before amortisation and depreciation	**Year 2022**	**(755.8)**	**(268.0)**	**(184.2)**	**(203.0)**	**(100.5)**	**(1,091.1)**	**(386.8)**	**(266.0)**	**(293.1)**	**(145.2)**	**(5,138.4)**
	Year 2021	(720.8)	(273.5)	(172.6)	(193.5)	(81.3)	(959.6)	(364.1)	(229.7)	(257.6)	(108.2)	(4,510.0)
Cost of sales before gold inventory change and amortisation and depreciation	**Year 2022**	**(777.2)**	**(274.0)**	**(183.0)**	**(204.4)**	**(115.8)**	**(1,122.0)**	**(395.6)**	**(264.2)**	**(295.0)**	**(167.1)**	**(5,313.6)**
	Year 2021	(720.5)	(268.4)	(168.2)	(191.3)	(92.5)	(959.2)	(357.3)	(224.0)	(254.7)	(123.2)	(4,617.5)
– Gold inventory change	**Year 2022**	**21.4**	**6.1**	**(1.2)**	**1.3**	**15.2**	**30.9**	**8.8**	**(1.7)**	**1.9**	**22.0**	**175.3**
	Year 2021	(0.3)	(5.1)	(4.3)	(2.1)	11.3	(0.4)	(6.8)	(5.8)	(2.8)	15.0	107.5
Amortisation of mining assets	**Year 2022**	**(327.7)**					**(473.0)**					**(848.1)**
	Year 2021	(299.6)					(398.9)					(635.8)
Other expenses	**Year 2022**	**(46.9)**					**(67.8)**					**(61.1)**
	Year 2021	(81.7)					(108.8)					(87.0)
Profit/(loss) before royalties and taxation	**Year 2022**	**765.1**					**1,104.4**					**3,577.1**
	Year 2021	740.2					985.2					2,513.8
Royalties, mining and income taxation	**Year 2022**	**(266.1)**					**(384.2)**					**(1,178.1)**
	Year 2021	(252.0)					(335.4)					(804.7)
– Normal taxation	**Year 2022**	**(182.2)**					**(263.0)**					**–**
	Year 2021	(166.1)					(221.1)					–
– Royalties	**Year 2022**	**(46.8)**					**(67.6)**					**(48.1)**
	Year 2021	(46.0)					(61.3)					(38.7)
– Deferred taxation	**Year 2022**	**(37.1)**					**(53.6)**					**(1,130.0)**
	Year 2021	(39.9)					(53.1)					(765.9)
Profit/(loss) before non-recurring items	**Year 2022**	**498.9**					**720.2**					**2,399.0**
	Year 2021	488.2					649.7					1,709.2
Non-recurring items	**Year 2022**	**7.2**					**10.4**					**2.9**
	Year 2021	(12.4)					(16.5)					(15.8)
Net profit/(loss)	**Year 2022**	**506.1**					**730.5**					**2,401.8**
	Year 2021	475.8					633.2					1,693.4
Capital expenditure	**Year 2022**	**(316.6)**	**(100.7)**	**(85.1)**	**(97.8)**	**(33.0)**	**(457.0)**	**(145.5)**	**(122.8)**	**(141.1)**	**(47.6)**	**(1,943.3)**
	Year 2021	(335.6)	(103.3)	(88.2)	(100.4)	(43.7)	(446.8)	(137.6)	(117.4)	(133.7)	(58.2)	(1,320.4)

At the Australian operations, as a significant portion of the acquisition price was allocated to tenements on endowment ounces and also as the Australian operations are entitled to transfer and then offset tax losses from one Company to another, it is not meaningful to split the income statement below cost of sales.

[2] For Australia, all financial numbers are in Australian Dollar.

[3] For South Africa, all financial numbers are in Rand and Rand per kilogram.

Figures may not add as they are rounded independently.

40

Gold Fields Reviewed Results 2022

All-in Cost (Unreviewed)

World Gold Council Industry Standard

		United States Dollars								
		Total Group Including Equity-Accounted Joint Venture	Total Mine Operations Including Equity-Accounted Joint Venture	Total Mine Operations Excluding Equity-Accounted Joint Venture	South Africa Region	West Africa Region				South America Region
						Ghana				Peru
					South Deep	Total	Tarkwa	Damang	Asanko 45%	Cerro Corona
Cost of sales before gold inventory change and amortisation and depreciation	**Year 2022**	**(1,999.7)**	**(1,999.7)**	**(1,926.9)**	**(324.6)**	**(673.0)**	**(406.9)**	**(193.3)**	**(72.8)**	**(224.9)**
	Year 2021	(1,899.4)	(1,899.4)	(1,784.4)	(312.2)	(676.7)	(339.7)	(222.0)	(115.0)	(190.0)
Gold inventory change	**Year 2022**	**153.5**	**149.0**	**158.3**	**10.7**	**67.3**	**35.6**	**41.1**	**(9.4)**	**49.6**
	Year 2021	127.4	127.4	122.8	7.3	106.0	29.6	71.9	4.6	14.4
Royalties	**Year 2022**	**(117.1)**	**(117.1)**	**(110.4)**	**(2.9)**	**(61.4)**	**(38.2)**	**(16.6)**	**(6.7)**	**(5.9)**
	Year 2021	(121.0)	(121.0)	(112.4)	(2.6)	(64.4)	(37.5)	(18.3)	(8.6)	(8.0)
Realised gains/(losses) on commodity cost hedges	**Year 2022**	**26.8**	**26.8**	**26.8**	**–**	**16.5**	**11.5**	**5.0**	**–**	**–**
	Year 2021	0.9	0.9	0.9	–	0.3	0.2	–	–	–
Community/social responsibility costs	**Year 2022**	**(18.2)**	**(18.2)**	**(18.2)**	**(3.4)**	**(7.4)**	**(5.2)**	**(2.3)**	**–**	**(7.4)**
	Year 2021	(18.1)	(18.1)	(18.1)	(3.5)	(9.5)	(6.7)	(2.8)	–	(5.1)
Non-cash remuneration – share-based payments	**Year 2022**	**(6.8)**	**(3.1)**	**(3.1)**	**(0.9)**	**(0.4)**	**(0.3)**	**(0.1)**	**–**	**(1.1)**
	Year 2021	(12.6)	(5.9)	(5.9)	(0.3)	(2.2)	(2.1)	(0.1)	–	(1.5)
Cash remuneration (long-term incentive plan)	**Year 2022**	**(28.3)**	**(23.9)**	**(23.9)**	**(5.4)**	**(2.9)**	**(2.1)**	**(0.9)**	**–**	**(4.2)**
	Year 2021	(27.9)	(24.2)	(24.2)	(3.4)	(8.6)	(6.6)	(2.0)	–	(1.0)
Other	**Year 2022**	**(21.7)**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	Year 2021	(18.6)	–	–	–	–	–	–	–	–
By-product credits	**Year 2022**	**205.9**	**205.9**	**205.6**	**0.7**	**1.6**	**1.1**	**0.2**	**0.3**	**201.6**
	Year 2021	237.3	237.3	237.0	0.7	2.0	1.5	0.2	0.3	232.3
Rehabilitation amortisation and interest	**Year 2022**	**(32.2)**	**(32.2)**	**(31.0)**	**–**	**(9.1)**	**(5.1)**	**(2.9)**	**(1.1)**	**(14.6)**
	Year 2021	(21.9)	(21.9)	(21.4)	–	(8.0)	(5.1)	(2.4)	(0.5)	(8.0)
Sustaining capital expenditure	**Year 2022**	**(661.6)**	**(648.6)**	**(643.7)**	**(98.3)**	**(283.5)**	**(229.0)**	**(49.6)**	**(4.9)[#]**	**(31.3)**
	Year 2021	(589.1)	(588.4)	(575.4)	(68.9)	(239.4)	(209.0)	(17.4)	(13.0)[#]	(27.6)
Lease payments	**Year 2022**	**(92.2)**	**(89.8)**	**(82.9)**	**–**	**(35.0)**	**(18.9)**	**(9.2)**	**(7.0)**	**(2.2)**
	Year 2021	(99.5)	(97.2)	(90.4)	(0.1)	(42.3)	(24.3)	(11.1)	(6.8)	(1.6)
Exploration, feasibility and evaluation costs	**Year 2022**	**(3.0)**	**(3.0)**	**(3.0)**	**–**	**(3.0)**	**(3.0)**	**–**	**–**	**–**
	Year 2021	(3.0)	(3.0)	(3.0)	–	(3.0)	(3.0)	–	–	–
All-in sustaining costs	**Year 2022**	**(2,594.6)**	**(2,554.1)**	**(2,452.4)**	**(424.3)**	**(990.4)**	**(660.3)**	**(228.4)**	**(101.6)**	**(40.4)**
	Year 2021	(2,445.6)	(2,413.7)	(2,274.6)	(383.2)	(945.9)	(602.7)	(204.1)	(139.1)	3.8
Realised gains/losses on capital cost hedges	**Year 2022**	**(4.6)**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	Year 2021	32.9	–	–	–	–	–	–	–	–
Non-cash remuneration – share-based payments	**Year 2022**	**(0.1)**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	Year 2021	(0.1)	–	–	–	–	–	–	–	–
Cash remuneration (long-term incentive plan)	**Year 2022**	**(0.8)**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	Year 2021	(0.6)	–	–	–	–	–	–	–	–
Other	**Year 2022**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	Year 2021	(3.6)	–	–	–	–	–	–	–	–
Lease payments	**Year 2022**	**(2.7)**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	Year 2021	(5.2)	–	–	–	–	–	–	–	–
Exploration, feasibility and evaluation costs	**Year 2022**	**(82.0)**	**(49.5)**	**(45.5)**	**–**	**(13.1)**	**–**	**(9.2)**	**(3.9)**	**(2.8)**
	Year 2021	(41.3)	(13.2)	(8.2)	–	(11.6)	–	(6.6)	(5.0)	(1.6)
Non-sustaining capital expenditure	**Year 2022**	**(415.5)**	**(129.5)**	**(126.7)**	**(20.4)**	**(13.2)**	**–**	**(10.4)**	**(2.8)**	**(14.8)**
	Year 2021	(520.1)	(145.1)	(137.7)	(20.4)	(13.5)	–	(6.0)	(7.5)	(28.1)
Total all-in cost	**Year 2022**	**(3,100.2)**	**(2,733.0)**	**(2,624.6)**	**(444.7)**	**(1,016.7)**	**(660.3)**	**(248.0)**	**(108.4)**	**(58.0)**
	Year 2021	(2,983.6)	(2,572.0)	(2,420.4)	(403.6)	(971.0)	(602.7)	(216.7)	(151.6)	(25.9)
Total all-in sustaining cost	**Year 2022**	**(2,594.6)**	**(2,554.1)**	**(2,452.4)**	**(424.3)**	**(990.4)**	**(660.3)**	**(228.4)**	**(101.6)**	**(40.4)**
	Year 2021	(2,445.6)	(2,413.7)	(2,274.6)	(383.2)	(945.9)	(602.7)	(204.1)	(139.1)	3.8
Gold only ounces sold – (000 ounces)	**Year 2022**	**2,347.8**	**2,347.8**	**2,272.3**	**327.9**	**833.5**	**529.1**	**228.9**	**75.5**	**130.6**
	Year 2021	2,300.8	2,300.8	2,203.6	292.6	873.3	521.7	254.4	97.2	113.0
AISC per ounce of gold sold US$/oz	**Year 2022**	**1,105**	**1,088**	**1,079**	**1,294**	**1,188**	**1,248**	**998**	**1,346**	**310**
	Year 2021	1,063	1,049	1,032	1,310	1,083	1,155	802	1,431	(34)
Total all-in cost	**Year 2022**	**(3,100.2)**	**(2,733.0)**	**(2,624.6)**	**(444.7)**	**(1,016.7)**	**(660.3)**	**(248.0)**	**(108.4)**	**(58.0)**
	Year 2021	(2,983.6)	(2,572.0)	(2,420.4)	(403.6)	(971.0)	(602.7)	(216.7)	(151.6)	(25.9)
Gold only ounces sold – (000 ounces)	**Year 2022**	**2,347.8**	**2,347.8**	**2,272.3**	**327.9**	**833.5**	**529.1**	**228.9**	**75.5**	**130.6**
	Year 2021	2,300.8	2,300.8	2,203.6	292.6	873.3	521.7	254.4	97.2	113.0
AIC per ounce of gold sold US$/oz	**Year 2022**	**1,320**	**1,164**	**1,155**	**1,356**	**1,220**	**1,248**	**1,083**	**1,435**	**444**
	Year 2021	1,297	1,118	1,098	1,379	1,112	1,155	852	1,559	230

[#] Includes Gold Fields 45% share of deferred stripping of US$0.0m and US$4.2m (100% basis US$9.4m) for the year ended 31 December 2022 and 31 December 2021, respectively.

41

Gold Fields Reviewed Results | 2022

All-in Cost (Unreviewed)

World Gold Council Industry Standard

		United States Dollars					
		Australia Region					
		Australia					
Figures in millions unless otherwise stated		Total	St Ives	Agnew	Granny Smith	Gruyere 50%	Corporate and projects
Cost of sales before gold inventory change and amortisation and depreciation	Year 2022	(777.2)	(274.0)	(183.0)	(204.4)	(115.8)	–
	Year 2021	(720.5)	(268.4)	(168.2)	(191.3)	(92.5)	–
Gold inventory change	Year 2022	21.4	6.1	(1.2)	1.3	15.2	4.5
	Year 2021	(0.3)	(5.1)	(4.3)	(2.1)	11.3	–
Royalties	Year 2022	(46.8)	(16.5)	(10.6)	(12.8)	(7.0)	–
	Year 2021	(46.0)	(17.7)	(10.0)	(12.8)	(5.6)	–
Realised gains/losses on commodity cost hedges	Year 2022	10.3	4.6	2.3	3.0	0.4	–
	Year 2021	0.6	0.3	0.1	0.2	–	–
Community/social responsibility costs	Year 2022	–	–	–	–	–	–
	Year 2021	–	–	–	–	–	–
Non-cash remuneration – share-based payments	Year 2022	(0.7)	(0.1)	(0.2)	(0.3)	(0.1)	(3.7)
	Year 2021	(1.8)	(0.6)	(0.5)	(0.5)	(0.2)	(6.6)
Cash remuneration (long-term incentive plan)	Year 2022	(11.4)	(4.2)	(2.5)	(3.1)	(1.5)	(4.3)
	Year 2021	(11.2)	(3.6)	(2.4)	(3.4)	(1.8)	(3.7)
Other	Year 2022	–	–	–	–	–	(21.7)
	Year 2021	–	–	–	–	–	(18.6)
By-product credits	Year 2022	2.0	0.8	0.4	0.2	0.7	–
	Year 2021	2.4	1.1	0.4	0.2	0.6	–
Rehabilitation amortisation and interest	Year 2022	(8.4)	(3.0)	(1.5)	(2.2)	(1.6)	–
	Year 2021	(5.9)	(1.8)	(1.0)	(1.4)	(1.6)	–
Sustaining capital expenditure	Year 2022	(235.5)	(87.4)	(54.4)	(60.8)	(33.0)	(12.9)
	Year 2021	(252.5)	(89.7)	(56.3)	(64.3)	(42.2)	(0.7)
Lease payments	Year 2022	(52.6)	(10.1)	(19.0)	(12.9)	(10.6)	(2.3)
	Year 2021	(53.1)	(7.8)	(17.4)	(17.6)	(10.4)	(2.3)
Exploration, feasibility and evaluation costs	Year 2022	–	–	–	–	–	–
	Year 2021	–	–	–	–	–	–
All-in sustaining costs	Year 2022	(1,099.0)	(383.9)	(269.8)	(291.9)	(153.3)	(40.5)
	Year 2021	(1,088.3)	(393.3)	(259.4)	(293.1)	(142.5)	(31.9)
Realised gains/losses on capital cost hedges	Year 2022	–	–	–	–	–	(4.6)
	Year 2021	–	–	–	–	–	32.9
Non-cash remuneration – share-based payments	Year 2022	–	–	–	–	–	(0.1)
	Year 2021	–	–	–	–	–	(0.1)
Cash remuneration (long-term incentive plan)	Year 2022	–	–	–	–	–	(0.8)
	Year 2021	–	–	–	–	–	(0.6)
Other	Year 2022	–	–	–	–	–	–
	Year 2021	–	–	–	–	–	(3.6)
Lease payments	Year 2022	–	–	–	–	–	(2.7)
	Year 2021	–	–	–	–	–	(5.2)
Exploration, feasibility and evaluation costs	Year 2022	(33.6)	(14.8)	(9.4)	(7.6)	(1.7)	(32.5)
	Year 2021	–	–	–	–	–	(28.1)
Non-sustaining capital expenditure	Year 2022	(81.1)	(13.3)	(30.7)	(37.0)	–	(286.0)
	Year 2021	(83.1)	(13.6)	(31.9)	(36.1)	(1.5)	(374.9)
Total all-in cost	Year 2022	(1,213.6)	(412.0)	(310.0)	(336.5)	(155.1)	(367.2)
	Year 2021	(1,171.5)	(406.9)	(291.3)	(329.2)	(144.0)	(411.6)
Total all-in sustaining cost	Year 2022	(1,099.0)	(383.9)	(269.8)	(291.9)	(153.3)	(40.5)
	Year 2021	(1,088.3)	(393.3)	(259.4)	(293.1)	(142.5)	(31.9)
Gold only ounces sold – (000 ounces)	Year 2022	1,055.8	373.2	238.7	287.4	156.4	–
	Year 2021	1,021.9	391.1	222.8	283.6	124.4	–
AISC per ounce of gold sold US$/oz	Year 2022	1,041	1,029	1,130	1,016	980	–
	Year 2021	1,065	1,006	1,164	1,033	1,146	–
Total all-in cost	Year 2022	(1,213.6)	(412.0)	(310.0)	(336.5)	(155.1)	(367.2)
	Year 2021	(1,171.5)	(406.9)	(291.3)	(329.2)	(144.0)	(411.6)
Gold only ounces sold – (000 ounces)	Year 2022	1,055.8	373.2	238.7	287.4	156.4	–
	Year 2021	1,021.9	391.1	222.8	283.6	124.4	–
AIC per ounce of gold sold US$/oz	Year 2022	1,150	1,104	1,298	1,171	991	–
	Year 2021	1,146	1,040	1,308	1,161	1,158	–

42

Gold Fields Reviewed Results 2022

All-in Sustaining Costs and All-in Cost Gross of By-product Credits per Equivalent Ounce of Gold Sold (Unreviewed)

World Gold Council Industry Standard

United States Dollars

Figures in millions unless otherwise stated		Total Group Including Equity-Accounted Joint Venture	Total Mine Operations Including Equity-Accounted Joint Venture	Total Mine Operations Excluding Equity-Accounted Joint Venture	South Africa Region	West Africa Region				South America Region
						Ghana				Peru
					South Deep	Total	Tarkwa	Damang	Asanko 45%	Cerro Corona
All-in sustaining costs (per table on page 41)	**Year 2022**	**(2,594.6)**	**(2,554.1)**	**(2,452.4)**	**(424.3)**	**(990.4)**	**(660.3)**	**(228.4)**	**(101.6)**	**(40.4)**
	Year 2021	(2,445.6)	(2,413.7)	(2,274.6)	(383.2)	(945.9)	(602.7)	(204.1)	(139.1)	3.8
Add back by-product credits	**Year 2022**	**(205.9)**	**(205.9)**	**(205.6)**	**(0.7)**	**(1.6)**	**(1.1)**	**(0.2)**	**(0.3)**	**(201.6)**
	Year 2021	(237.3)	(237.3)	(237.0)	(0.7)	(2.0)	(1.5)	(0.2)	(0.3)	(232.3)
All-in sustaining costs gross of by-product credits	**Year 2022**	**(2,800.5)**	**(2,759.9)**	**(2,658.0)**	**(425.0)**	**(992.0)**	**(661.5)**	**(228.6)**	**(101.9)**	**(242.0)**
	Year 2021	(2,682.9)	(2,651.0)	(2,511.6)	(383.9)	(947.9)	(604.2)	(204.3)	(139.4)	(228.5)
Gold equivalent ounces sold	**Year 2022**	**2,477.4**	**2,477.4**	**2,401.9**	**327.9**	**833.5**	**529.1**	**228.9**	**75.5**	**260.1**
	Year 2021	2,436.3	2,436.3	2,339.1	292.6	873.3	521.7	254.4	97.2	248.4
AISC gross of by-product credits per equivalent ounce of gold – US$/eq oz	**Year 2022**	**1,130**	**1,114**	**1,107**	**1,296**	**1,190**	**1,250**	**999**	**1,349**	**930**
	Year 2021	1,101	1,088	1,074	1,312	1,085	1,158	803	1,434	920
All-in cost (per table on page 41)	**Year 2022**	**(3,100.2)**	**(2,733.0)**	**(2,624.6)**	**(444.7)**	**(1,016.7)**	**(660.3)**	**(248.0)**	**(108.4)**	**(58.0)**
	Year 2021	(2,983.6)	(2,572.0)	(2,420.4)	(403.6)	(971.0)	(602.7)	(216.7)	(151.6)	(25.9)
Add back by-product credits	**Year 2022**	**(205.9)**	**(205.9)**	**(205.6)**	**(0.7)**	**(1.6)**	**(1.1)**	**(0.2)**	**(0.3)**	**(201.6)**
	Year 2021	(237.3)	(237.3)	(237.0)	(0.7)	(2.0)	(1.5)	(0.2)	(0.3)	(232.3)
All-in cost gross of by-product credits	**Year 2022**	**(3,306.1)**	**(2,938.9)**	**(2,830.2)**	**(445.3)**	**(1,018.3)**	**(661.5)**	**(248.2)**	**(108.7)**	**(259.6)**
	Year 2021	(3,220.9)	(2,809.3)	(2,657.5)	(404.3)	(972.9)	(604.2)	(216.9)	(151.9)	(258.3)
Gold equivalent ounces sold	**Year 2022**	**2,477.4**	**2,477.4**	**2,401.9**	**327.9**	**833.5**	**529.1**	**228.9**	**75.5**	**260.1**
	Year 2021	2,436.3	2,436.3	2,339.1	292.6	873.3	521.7	254.4	97.2	248.4
AIC gross of by-product credits per equivalent ounce of gold – US$/eq oz	**Year 2022**	**1,334**	**1,186**	**1,178**	**1,358**	**1,222**	**1,250**	**1,084**	**1,439**	**998**
	Year 2021	1,322	1,153	1,136	1,381	1,114	1,158	852	1,562	1,040

43

Gold Fields Reviewed Results | 2022

All-in Sustaining Costs and All-in Cost Gross of By-product Credits per Equivalent Ounce of Gold Sold (Unreviewed)

World Gold Council Industry Standard

United States Dollars

		Australia Region					
		Australia					
Figures in millions unless otherwise stated		Total	St Ives	Agnew	Granny Smith	Gruyere 50%	Corporate and projects
All-in sustaining costs (per table on page 42)	**Year 2022**	**(1,099.0)**	**(383.9)**	**(269.8)**	**(291.9)**	**(153.3)**	**(40.5)**
	Year 2021	(1,088.3)	(393.3)	(259.4)	(293.1)	(142.5)	(31.9)
Add back by-product credits	**Year 2022**	**(2.0)**	**(0.8)**	**(0.4)**	**(0.2)**	**(0.7)**	**–**
	Year 2021	(2.4)	(1.1)	(0.4)	(0.2)	(0.6)	–
All-in sustaining costs gross of by-product credits	**Year 2022**	**(1,100.9)**	**(384.7)**	**(270.2)**	**(292.1)**	**(154.0)**	**(40.5)**
	Year 2021	(1,090.7)	(394.4)	(259.9)	(293.3)	(143.1)	(31.9)
Gold equivalent ounces sold	**Year 2022**	**1,055.8**	**373.2**	**238.7**	**287.4**	**156.4**	**–**
	Year 2021	1,021.9	391.1	222.8	283.6	124.4	–
AISC gross of by-product credits per equivalent ounce of gold – US$/eq oz	**Year 2022**	**1,043**	**1,031**	**1,132**	**1,016**	**984**	**–**
	Year 2021	1,067	1,009	1,166	1,034	1,151	–
All-in cost (per table on page 42)	**Year 2022**	**(1,213.6)**	**(412.0)**	**(310.0)**	**(336.5)**	**(155.1)**	**(367.2)**
	Year 2021	(1,171.5)	(406.9)	(291.3)	(329.2)	(144.0)	(411.6)
Add back by-product credits	**Year 2022**	**(2.0)**	**(0.8)**	**(0.4)**	**(0.2)**	**(0.7)**	**–**
	Year 2021	(2.4)	(1.1)	(0.4)	(0.2)	(0.6)	–
All-in cost gross of by-product credits	**Year 2022**	**(1,215.6)**	**(412.9)**	**(310.3)**	**(336.7)**	**(155.7)**	**(367.2)**
	Year 2021	(1,173.8)	(408.0)	(291.8)	(329.4)	(144.6)	(411.6)
Gold equivalent ounces sold	**Year 2022**	**1,055.8**	**373.2**	**238.7**	**287.4**	**156.4**	**–**
	Year 2021	1,021.9	391.1	222.8	283.6	124.4	–
AIC gross of by-product credits per equivalent ounce of gold – US$/eq oz	**Year 2022**	**1,151**	**1,106**	**1,300**	**1,172**	**995**	**–**
	Year 2021	1,149	1,043	1,310	1,161	1,163	–

44

Gold Fields Reviewed Results 2022

Underground and Surface (Unreviewed)

Imperial ounces with metric tonnes and grade		Total Mine Operations and Projects Including Equity-Accounted Joint Venture	Total Mine Operations and Projects Excluding Equity-Accounted Joint Venture	South Africa Region	West Africa Region				South America Region		Australia Region				
					Ghana				Peru	Chile	Australia				
				South Deep	Total	Tarkwa	Damang	Asanko 45%	Cerro Corona	Salares Norte	Total	St Ives	Agnew	Granny Smith	Gruyere 50%
Tonnes mined (000 tonnes)															
– underground ore	**Year 2022**	**6,092**	**6,092**	**1,632**	**–**	**–**	**–**	**–**	**–**	**–**	**4,460**	**1,753**	**1,105**	**1,601**	**–**
	Year 2021	6,170	6,170	1,540	–	–	–	–	–	–	4,630	1,925	1,048	1,657	–
– underground waste	**Year 2022**	**2,548**	**2,548**	**195**	**–**	**–**	**–**	**–**	**–**	**–**	**2,353**	**798**	**826**	**729**	**–**
	Year 2021	2,910	2,910	201	–	–	–	–	–	–	2,709	852	892	965	–
– surface ore	**Year 2022**	**41,244**	**40,392**	**–**	**20,771**	**14,046**	**5,872**	**853**	**13,801**	**422**	**6,250**	**1,289**	**3**	**–**	**4,959**
	Year 2021	38,369	35,552	–	22,844	11,756	8,271	2,817	8,959	–	6,566	1,414	–	–	5,152
– total	**Year 2022**	**49,884**	**49,032**	**1,827**	**20,771**	**14,046**	**5,872**	**853**	**13,801**	**422**	**13,063**	**3,841**	**1,934**	**2,330**	**4,959**
	Year 2021	47,449	44,631	1,741	22,844	11,756	8,271	2,817	8,959	–	13,905	4,191	1,941	2,622	5,152
Grade mined (grams per tonne)															
– underground ore	**Year 2022**	**6.0**	**6.0**	**6.2**	**–**	**–**	**–**	**–**	**–**	**–**	**5.9**	**5.1**	**6.9**	**6.0**	**–**
	Year 2021	5.8	5.8	6.3	–	–	–	–	–	–	5.6	4.9	6.6	5.7	–
– surface ore	**Year 2022**	**1.1**	**1.1**	**–**	**1.3**	**1.2**	**1.5**	**1.6**	**0.7**	**5.8**	**1.2**	**1.4**	**0.6**	**–**	**1.2**
	Year 2021	1.2	1.2	–	1.4	1.4	1.5	1.3	0.8	–	1.2	2.2	–	–	1.0
– total	**Year 2022**	**1.7**	**1.8**	**5.6**	**1.3**	**1.2**	**1.5**	**1.6**	**0.7**	**5.8**	**3.2**	**3.5**	**6.9**	**6.0**	**1.2**
	Year 2021	1.9	1.9	5.6	1.4	1.4	1.5	1.3	0.8	–	3.1	3.8	6.6	5.7	1.0
Gold mined (000 ounces)															
– underground ore	**Year 2022**	**1,171.1**	**1,171.1**	**327.2**	**–**	**–**	**–**	**–**	**–**	**–**	**843.9**	**288.9**	**245.8**	**309.2**	**–**
	Year 2021	1,142.8	1,142.8	313.3	–	–	–	–	–	–	829.6	303.7	223.4	302.5	–
– surface ore	**Year 2022**	**1,489.6**	**1,447.1**	**–**	**871.0**	**546.6**	**281.9**	**42.5**	**297.2**	**79.2**	**242.2**	**57.6**	**0.1**	**–**	**184.5**
	Year 2021	1,521.0	1,405.3	–	1,041.8	520.5	405.6	115.7	220.2	–	259.0	101.6	–	–	157.3
– total	**Year 2022**	**2,660.7**	**2,618.2**	**327.2**	**871.0**	**546.6**	**281.9**	**42.5**	**297.2**	**79.2**	**1,086.1**	**346.5**	**245.9**	**309.2**	**184.5**
	Year 2021	2,663.9	2,548.1	313.3	1,041.8	520.5	405.6	115.7	220.2	–	1,088.5	405.3	223.4	302.5	157.3
Ore milled/treated (000 tonnes)															
– underground ore	**Year 2022**	**6,239**	**6,239**	**1,571**	**–**	**–**	**–**	**–**	**–**	**–**	**4,668**	**1,886**	**1,198**	**1,583**	**–**
	Year 2021	6,341	6,341	1,536	–	–	–	–	–	–	4,806	1,890	1,254	1,662	–
– underground waste	**Year 2022**	**186**	**186**	**186**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	Year 2021	154	154	154	–	–	–	–	–	–	–	–	–	–	–
– surface ore	**Year 2022**	**35,773**	**33,150**	**1,227**	**21,423**	**14,016**	**4,784**	**2,623**	**6,721**	**–**	**6,403**	**1,971**	**–**	**–**	**4,432**
	Year 2021	35,734	33,064	1,233	21,266	13,877	4,720	2,670	6,817	–	6,418	2,198	–	–	4,219
– total	**Year 2022**	**42,199**	**39,576**	**2,985**	**21,423**	**14,016**	**4,784**	**2,623**	**6,721**	**–**	**11,071**	**3,857**	**1,198**	**1,583**	**4,432**
	Year 2021	42,229	39,559	2,922	21,266	13,877	4,720	2,670	6,817	–	11,223	4,088	1,254	1,662	4,219
Yield (grams per tonne)															
– underground ore	**Year 2022**	**5.7**	**5.7**	**6.4**	**–**	**–**	**–**	**–**	**–**	**–**	**5.5**	**5.0**	**6.2**	**5.7**	**–**
	Year 2021	5.3	5.3	5.8	–	–	–	–	–	–	5.1	4.6	5.5	5.2	–
– surface ore	**Year 2022**	**1.2**	**1.2**	**0.1**	**1.2**	**1.2**	**1.5**	**0.9**	**1.2**	**–**	**1.1**	**1.2**	**–**	**–**	**1.1**
	Year 2021	1.2	1.2	0.1	1.3	1.2	1.7	1.1	1.1	–	1.1	1.6	–	–	0.9
– combined	**Year 2022**	**1.8**	**1.9**	**3.4**	**1.2**	**1.2**	**1.5**	**0.9**	**1.2**	**–**	**3.0**	**3.0**	**6.2**	**5.7**	**1.1**
	Year 2021	1.8	1.8	3.1	1.3	1.2	1.7	1.1	1.1		2.8	3.0	5.5	5.2	0.9
Gold produced (000 ounces)															
– underground ore	**Year 2022**	**1,150.9**	**1,150.9**	**322.4**	**–**	**–**	**–**	**–**	**–**		**828.5**	**301.4**	**239.2**	**287.9**	**–**
	Year 2021	1,071.3	1,071.3	288.4	–	–	–	–	–		782.9	280.7	223.0	279.2	–
– surface ore	**Year 2022**	**1,336.9**	**1,260.2**	**5.6**	**838.3**	**531.6**	**230.0**	**76.7**	**260.5**		**232.6**	**75.3**	**–**	**–**	**157.3**
	Year 2021	1,358.8	1,264.2	4.2	870.7	521.7	254.4	94.6	248.3		235.6	112.3	–	–	123.3
– total	**Year 2022**	**2,487.8**	**2,411.1**	**327.9**	**838.3**	**531.6**	**230.0**	**76.7**	**260.5**		**1,061.1**	**376.7**	**239.2**	**287.9**	**157.3**
	Year 2021	2,430.1	2,335.5	292.6	870.7	521.7	254.4	94.6	248.3		1,018.5	393.0	223.0	279.2	123.3
Cost of sales before gold inventory change and amortisation and depreciation (US dollar per tonne)															
– underground	**Year 2022**	**136**	**136**	**164**	**–**	**–**	**–**	**–**	**–**		**126**	**105**	**153**	**129**	**–**
	Year 2021	129	129	167	–	–	–	–	–		116	106	134	115	–
– surface	**Year 2022**	**32**	**32**	**29**	**31**	**29**	**40**	**28**	**33**		**30**	**38**	**–**	**–**	**26**
	Year 2021	30	29	25	32	24	47	43	28		25	31	–	–	22
– total	**Year 2022**	**47**	**49**	**109**	**31**	**29**	**40**	**28**	**33**		**70**	**71**	**153**	**129**	**26**
	Year 2021	45	45	107	32	24	47	43	28		64	66	134	115	22

45

Gold Fields Reviewed Results 2022

Review of operations

Quarter ended 31 December 2022 compared with quarter ended 30 September 2022

Figures may not add as they are rounded independently.

South Africa region

South Deep

		Dec 2022	Sept 2022	% Variance
Ore mined	000 tonnes	**400**	417	(4)%
Waste mined	000 tonnes	**57**	40	43%
Total tonnes	000 tonnes	**457**	457	–%
Grade mined – underground reef	g/t	**6.19**	6.41	(3)%
Grade mined – underground total	g/t	**5.42**	5.86	(8)%
Gold mined	kg	**2,472**	2,675	(8)%
	000'oz	**79.5**	86.0	(8)%
Development	m	**2,790**	3,098	(10)%
Secondary support	m	**2,471**	2,728	(9)%
Backfill	m^3	**98,070**	83,017	18%
Ore milled – underground reef	000 tonnes	**424**	387	10%
Ore milled – underground waste	000 tonnes	**63**	45	40%
Ore milled – surface	000 tonnes	**252**	315	(20)%
Total tonnes milled	000 tonnes	**739**	747	(1)%
Yield – underground reef	g/t	**5.45**	6.98	(22)%
Surface yield	g/t	**0.23**	0.10	130%
Total yield	g/t	**3.20**	3.66	(13)%
Gold produced	kg	**2,368**	2,735	(13)%
	000'oz	**76.1**	87.9	(13)%
Gold sold	kg	**2,367**	2,735	(13)%
	000'oz	**76.1**	87.9	(13)%
AISC	R/kg	**763,157**	624,701	22%
	US$/oz	**1,341**	1,131	19%
AIC	R/kg	**804,575**	649,812	24%
	US$/oz	**1,415**	1,176	20%
Sustaining capital expenditure	Rm	**375.7**	422.8	(11)%
	US$m	**21.0**	24.7	(15)%
Non-sustaining capital expenditure	Rm	**98.1**	68.7	43%
	US$m	**5.6**	3.9	44%
Total capital expenditure	Rm	**473.8**	491.5	(4)%
	US$m	**26.6**	28.6	(7)%

Gold production decreased by 13% to 2,368kg (76,100oz) in the December quarter from 2,735kg (87,900oz) in the September quarter mainly as a result of fewer shifts worked due to the planned maintenance shutdown between Christmas and New Year.

Reef yield decreased by 22% to 5.45g/t in the December quarter from 6.98g/t in the September quarter due to ore phasing and a decrease in ore mined grade. This was primarily as a result of lower grades in longhole stopes mined and an increase in waste mined.

Total underground tonnes processed increased by 13% to 487kt in the December quarter from 432kt in the September quarter due to stockpile carryover.

Surface tonnes processed decreased by 20% to 252kt in the December quarter from 315kt in the September quarter as treatment of surface tonnes was slowed down due to planned maintenance, cyanide shortages and Eskom Load Curtailment.

Total Development decreased by 10% to 2,790 metres in the December quarter from 3,098 metres in the September quarter as fewer shifts were worked in the December quarter due to the planned maintenance shutdown.

Secondary support installed decreased by 9% to 2,471 metres in the December quarter from 2,728 metres in the September quarter in line with reduced development and destress performance. Backfill increased by 18% to 98,070m^3 in the December quarter from 83,017m^3 in the September quarter due to the increase in the number of stopes available for backfilling.

All-in cost increased by 24% to R804,575/kg (US$1,415/oz) in the December quarter from R649,812/kg (US$1,176/oz) in the September quarter mainly due to a decrease in gold sold and higher cost of sales before amortisation and depreciation, partially offset by lower capital expenditure.

Total capital expenditure decreased by 4% to R474m (US$27m) in the December quarter from R492m (US$29m) in the September quarter.

Sustaining capital expenditure decreased by 11% to R376m (US$21m) in the December quarter from R423m (US$25m) in the September quarter mainly due to lower spend at the Doornpoort Tailings Storage Facility expansion (commissioned end August) and the solar plant (commissioned end September).

Non-sustaining capital expenditure increased by 43% to R98m (US$6m) in the December quarter from R69m (US$4m) in the September quarter due to higher spend on ore handling infrastructure as well as an increase in capital development meters achieved with New Mine Development.

West Africa region

Ghana

Tarkwa

		Dec 2022	Sept 2022	% Variance
Ore mined	000 tonnes	**3,812**	3,893	(2)%
Waste (Capital)	000 tonnes	**10,179**	10,937	(7)%
Waste (Operational)	000 tonnes	**7,521**	7,929	(5)%
Total waste mined	000 tonnes	**17,700**	18,866	(6)%
Total tonnes mined	000 tonnes	**21,512**	22,759	(5)%
Strip ratio	waste/ore	**4.6**	4.8	(4)%
Grade mined	g/t	**1.26**	1.27	(1)%
Gold mined	000'oz	**154.9**	159.1	(3)%
Tonnes milled	000 tonnes	**3,615**	3,435	5%
Yield	g/t	**1.20**	1.22	(2)%
Gold produced	000'oz	**139.6**	134.7	4%
Gold sold	000'oz	**137.1**	134.7	2%
AISC	US$/oz	**1,260**	1,126	12%
AIC	US$/oz	**1,260**	1,126	12%
Sustaining capital expenditure	US$m	**55.3**	53.5	3%
Non-sustaining capital expenditure	US$m	**–**	–	–%
Total capital expenditure	US$m	**55.3**	53.5	3%

46

Gold Fields Reviewed Results 2022

Gold production increased by 4% to 139,600oz in the December quarter from 134,700oz in the September quarter due to higher tonnes milled. Yield decreased by 2% to 1.20g/t in the December quarter from 1.22g/t in the September quarter due to lower grades mined. In the December quarter, 0.13Mt stockpiles at 1.12g/t were processed compared with 0.2Mt stockpiles at 0.94g/t in the September quarter, while ex-pit ore processed for the December quarter was 3.5Mt at 1.26g/t compared with 3.2Mt at 1.29g/t in the September quarter.

Total tonnes mined, including capital waste stripping, decreased by 5% to 21.5Mt in the December quarter from 22.8Mt in the September quarter in line with the mining sequence. Ore mined decreased by 2% to 3.8Mt in the December quarter from 3.9Mt in the September quarter in line with the mining sequence. Operational waste decreased by 5% to 7.5Mt in the December quarter from 7.9Mt in the September quarter in line with the mining strategy for the quarter. Strip ratio decreased by 4% to 4.6 in the December quarter from 4.8 in the September quarter. Gold mined decreased by 3% to 154.9koz in the December quarter from 159.1koz in the September quarter due to lower ore tonnes and grade mined.

All-in cost increased by 12% to US$1,259/oz in the December quarter from US$1,126/oz in the September quarter due to higher capital expenditure and higher cost of sales before amortisation and depreciation, partially offset by higher ounces sold.

Capital expenditure increased by 3% to US$55m in the December quarter from US$54m in the September quarter due to the timing of expenditure on the TSF 5, stage 3 project.

Damang

		Dec 2022	Sept 2022	% Variance
Ore mined	000 tonnes	**821**	1,441	(43)%
Waste (Capital)	000 tonnes	**1,383**	1,933	(28)%
Waste (Operational)	000 tonnes	**2,027**	1,152	76%
Total waste mined	000 tonnes	**3,410**	3,085	11%
Total tonnes mined	000 tonnes	**4,231**	4,526	(7)%
Strip ratio	waste/ore	**4.2**	2.1	100%
Grade mined	g/t	**1.15**	1.48	(22)%
Gold mined	000'oz	**30.5**	68.8	(56)%
Tonnes milled	000 tonnes	**1,224**	1,208	1%
Yield	g/t	**1.13**	1.55	(27)%
Gold produced	000'oz	**44.7**	60.1	(26)%
Gold sold	000'oz	**43.6**	60.1	(27)%
AISC	US$/oz	**1,296**	1,019	27%
AIC	US$/oz	**1,420**	1,088	31%
Sustaining capital expenditure	US$m	**8.0**	13.8	(42)%
Non-sustaining capital expenditure	US$m	**2.6**	2.6	—%
Total capital expenditure	US$m	**10.6**	16.4	(35)%

Gold production decreased by 26% to 44,700oz in the December quarter from 60,100oz in the September quarter due to lower yield. Yield decreased by 27% to 1.13g/t in the December quarter from 1.55g/t in the September quarter due to lower grade material fed from ex-pit and stockpile in the December quarter.

Total tonnes mined decreased by 7% to 4.2Mt in the December quarter from 4.5Mt in the September quarter, which was envisaged, as DPCB was scheduled to finish ahead of December 2022. Ore tonnes mined decreased by 43% to 0.8Mt in the December quarter from 1.4Mt in the September quarter due to the completion of mining at DPCB in November 2022.

Mined grade decreased by 22% to 1.15g/t in the December quarter from 1.48g/t in the September quarter due to the completion of mining at DPCB in November 2022 and transitioning through the lower grades in the Huni pit during Q4 of 2022. Operational waste tonnes mined at Huni pit increased by 76% to 2.0Mt in the December quarter from 1.2Mt in the September quarter. Capital waste tonnes mined at Huni pit decreased by 28% to 1.4Mt in the December quarter from 1.9Mt in the September quarter. The increase in operational waste and decrease in capital waste tonnes mined are in line with the mining sequence.

All-in cost increased by 31% to US$1,420/oz in the December quarter from US$1,088/oz in the September quarter mainly due to lower gold sold and higher cost of sales before amortisation and depreciation partially offset by lower capital expenditure.

Total capital expenditure decreased by 35% to US$11m in the December quarter from US$16m in the September quarter. Sustaining capital expenditure decreased by 42% to US$8m in the December quarter from US$14m in the September quarter due to lower capital waste stripping from Huni. Non-sustaining capital expenditure remained similar at US$3m in the December quarter.

Asanko (Equity-accounted Joint Venture)

		Dec 2022	Sept 2022	% Variance
Ore mined	000 tonnes	**—**	144	(100)%
Waste (Capital)	000 tonnes	**—**	—	—%
Waste (Operational)	000 tonnes	**—**	107	(100)%
Total waste mined	000 tonnes	**—**	107	(100)%
Total tonnes mined	000 tonnes	**—**	251	(100)%
Strip ratio	waste/ore	**—**	0.7	(100)%
Grade mined	g/t	**—**	1.82	(100)%
Gold mined	000'oz	**—**	8.4	(100)%
Tonnes milled	000 tonnes	**1,518**	1,423	7%
Yield	g/t	**0.70**	0.96	(27)%
Gold produced	000'oz	**34.1**	43.9	(22)%
Gold sold	000'oz	**34.2**	45.5	(25)%
AISC	US$/oz	**1,217**	1,178	3%
AIC	US$/oz	**1,227**	1,319	(7)%
Sustaining capital expenditure	US$m	**4.7**	2.2	114%
Non-sustaining capital expenditure	US$m	**0.9**	3.5	(74)%
Total capital expenditure	US$m	**5.6**	5.7	(2)%

All figures in table on a 100% basis.

Gold production decreased by 22% to 34,100oz (100% basis) in the December quarter from 43,900oz (100% basis) in the September quarter mainly due to lower yield. The lower yield is mainly due to lower grades fed primarily from the stockpile.

There were no tonnes mined in December quarter due to the temporary cessation of mining activities in July 2022 at the Akwasiso Cut3.

All-in cost decreased by 7% to US$1,227/oz in the December quarter from US$1,319/oz in the September quarter mainly due to lower cost of sales, partially offset by lower ounces sold.

Total capital expenditure was similar at US$6m in the December quarter.

Sustaining capital expenditure increased by 114% to US$5m in the December quarter from US$2m in the September quarter with the majority of the capital expenditure on TSF construction. Non-sustaining capital expenditure decreased by 74% to US$1m in the December quarter from US$4m in the September quarter mainly due to timing of expenditure.

47

Gold Fields Reviewed Results 2022

South America region

Peru

Cerro Corona

		Dec 2022	Sept 2022	% Variance
Ore mined	000 tonnes	**4,212**	4,110	2%
Waste mined	000 tonnes	**3,291**	4,578	(28)%
Total tonnes mined	000 tonnes	**7,503**	8,688	(14)%
Grade mined – gold	g/t	**0.66**	0.61	8%
Grade mined – copper	per cent	**0.38**	0.36	6%
Gold mined	000'oz	**89.3**	81.3	10%
Copper mined	000 tonnes	**16,090**	14,693	10%
Tonnes milled	000 tonnes	**1,678**	1,627	3%
Gold recovery	per cent	**75.2**	70.5	7%
Copper recovery	per cent	**90.7**	89.6	1%
Yield – Gold	g/t	**0.72**	0.62	16%
– Copper	per cent	**0.45**	0.41	10%
– Combined	eq g/t	**1.31**	1.14	15%
Gold produced	000'oz	**37.1**	31.3	19%
Copper produced	tonnes	**7,264**	6,381	14%
Total equivalent gold produced	000' eq oz	**70.7**	59.8	18%
Total equivalent gold sold	000' eq oz	**70.2**	59.4	18%
AISC	US$/oz	**136**	518	(74)%
AISC	US$/ eq oz	**897**	948	(5)%
AIC	US$/oz	**325**	686	(53)%
AIC	US$/ eq oz	**998**	1,035	(4)%
Sustaining capital expenditure	US$m	**9.4**	9.5	(1)%
Non-sustaining capital expenditure	US$m	**6.5**	4.3	51%
Total capital expenditure	US$m	**15.9**	13.8	15%

Gold equivalent production increased by 18% to 70,700oz in the December quarter from 59,800oz in the September quarter mainly due to higher gold and copper grades in line with the mining plan sequence.

Total tonnes mined decreased by 14% to 7.5Mt in the December quarter from 8.7Mt in the September quarter, mainly due to the start of the rainy season and in line with the mining sequence. Ore mined increased by 2% to 4.2Mt in the December quarter from 4.1Mt in the September quarter, but waste mined decreased by 28% to 3.3Mt in the December quarter from 4.6Mt in the September quarter, mainly due to the start of the rainy season.

Gold and copper grades mined increased by 8% and 6% respectively, in line with the mining sequence planned for the December quarter. Consequently, gold yield increased by 16% to 0.72g/t in the December quarter from 0.62g/t in the September quarter and copper yield increased by 10% to 0.45% in the December quarter from 0.41% in the September quarter.

As a result of the higher total equivalent production, total equivalent gold sold increased by 18% to 70,200oz in the December quarter from 59,400oz in the September quarter.

All-in cost per gold ounce sold decreased by 53% to US$325/oz in the December quarter from US$686/oz in the September quarter mainly due to higher by-product credits and higher gold sold, partially offset by higher capital expenditure. All-in cost per equivalent ounce decreased by 4% to US$998 per equivalent ounce in the December quarter from US$1,035 per equivalent ounce in the September quarter mainly due to higher equivalent ounces sold, partially offset by higher capital expenditures.

Total capital expenditure increased by 15% to US$16m in the December quarter from US$14m in the September quarter.

Sustaining capital expenditure decreased by 1% to US$9m in December quarter from US$10m in September quarter. Non-sustaining capital expenditure increased by 51% to US$7m in the December quarter from US$4m in the September quarter mainly due to an increase in construction activities related to infrastructure relocation as a result of the north pit pushback.

Chile

Salares Norte

The Salares Norte project continued progressing during Q4 2022. Total project progress at the end of December was 86.7% compared to 82.1% at the end of Q3 2022. Construction progress of 5.8% for the three months ended 31st December 2022 compared with 6.6% for the three months ended 30th September 2022. The December quarter progress was impacted by lower productivity from the main construction contractor, people availability and reworks. Construction progress was 85.5% of at the end of December compared to 79.7% at the end of September 2022.

US$76m was spent on the project during the December quarter, comprising US$80m in capital expenditure, US$13m in exploration, a US$13m release of working capital, a realised loss of US$3m on the FX hedge, partially offset by other income of US$7m. US$81m was spent on the project during Q3 2022.

Pre-stripping at the Brecha Principal pit ended in October as planned and 50.6Mt waste material movement was completed on 10 October 2022. In November and December, stockpiling of ore commenced and 422kt (79koz of contained gold) was added to the stockpile. Total mine movement for Q4 was 7.8Mtons compared with 7.3Mtons for Q3.

The exploration team remains focused on exploring the district, with 6,664 metres drilled for the three months ended 31 December 2022 compared with 1,069 metres for the three months ended 30 September 2022.

48

Gold Fields Reviewed Results 2022

Australia region

St Ives

		Dec 2022	Sept 2022	% Variance
Underground				
Ore mined	000 tonnes	**497**	455	9%
Waste mined	000 tonnes	**154**	225	(32)%
Total tonnes mined	000 tonnes	**651**	680	(4)%
Grade mined	g/t	**5.47**	4.90	12%
Gold mined	000'oz	**87.3**	71.6	22%
Surface				
Ore mined	000 tonnes	**792**	296	168%
Surface waste (Capital)	000 tonnes	**–**	1,478	(100)%
Surface waste (Operational)	000 tonnes	**1,935**	1,116	73%
Total waste mined	000 tonnes	**1,935**	2,594	(25)%
Total tonnes mined	000 tonnes	**2,727**	2,890	(6)%
Grade mined	g/t	**1.59**	1.08	47%
Gold mined	000'oz	**40.4**	10.2	296%
Strip ratio	waste/ ore	**2.4**	8.8	(73)%
Total (Underground and Surface)				
Total ore mined	000 tonnes	**1,289**	751	72%
Total grade mined	g/t	**3.08**	3.39	(9)%
Total tonnes mined	000 tonnes	**3,378**	3,250	4%
Total gold mined	000'oz	**127.7**	81.8	56%
Tonnes milled	000 tonnes	**917**	899	2%
Yield – underground	g/t	**5.23**	4.55	15%
Yield – surface	g/t	**1.39**	1.19	17%
Yield – combined	g/t	**3.45**	2.93	18%
Gold produced	000'oz	**101.9**	84.5	21%
Gold sold	000'oz	**96.9**	84.6	15%
AISC	A$/oz	**1,116**	1,536	(27)%
	US$/oz	**713**	1,036	(31)%
AIC	A$/oz	**1,257**	1,704	(26)%
	US$/oz	**807**	1,152	(30)%
Sustaining capital expenditure	A$m	**17.2**	32.1	(46)%
	US$m	**10.5**	21.6	(51)%
Non-sustaining capital expenditure	A$m	**7.2**	6.5	11%
	US$m	**4.8**	4.5	7%
Total capital expenditure	A$m	**24.4**	38.6	(37)%
	US$m	**15.3**	26.1	(41)%

Gold production increased by 21% to 101,900oz in the December quarter from 84,500oz in the September quarter due to higher grades mined and processed at both the underground and surface sources.

At the underground operations, ore mined increased by 9% to 497,000t in the December quarter from 455,000t in the September quarter with increased ore at both Hamlet and Invincible underground mines, in line with the mine schedule.

Grade mined from underground operations increased by 12% to 5.47g/t in the December quarter from 4.90g/t in the September quarter due to availability of high-grade stopes during the December quarter. As a result of the increased ore mined at higher grades, gold mined increased by 22% to 87,300oz in the December quarter from 71,600oz in the September quarter.

At Neptune open pit stage 7 ore mined increased by 168% to 792,000t in the December quarter from 296,000t in the September quarter and grade mined increased by 47% to 1.59g/t in the December quarter from 1.08g/t in the September quarter. Resultant gold mined increased by 296% to 40,400oz in the December quarter from 10,200oz in the September quarter. With the conclusion of pre-strip activities during the September quarter and ramp-up of ore production during December quarter, operational waste increased by 73% to 1.94Mt from 1.12Mt September quarter. Following the overall reduction in waste mined of 25% and increased ore mined in the December quarter, the overall strip ratio decreased by 73% to 2.4 from 8.8 in the September quarter.

All-in cost decreased by 26% to A$1,257/oz (US$807/oz) in the December quarter from A$1,704/oz (US$1,152/oz) in the September quarter due to increased gold sold, a decrease in cost of sales before amortisation and depreciation and decreased capital expenditure.

Total capital expenditure decreased by 37% to A$24m (US$15m) in the December quarter from A$39m (US$26m) in the September quarter.

Sustaining capital expenditure decreased by 46% to A$17m (US$11m) in the December quarter from A$32m (US$22m) in the September quarter following conclusion of development at Neptune open pit stage 7 during the September quarter, as well as decreased exploration cost incurred during the December quarter.

Non-sustaining capital was similar in the December quarter at A$7m (US$5m).

49

Gold Fields Reviewed Results 2022

Agnew

		Dec 2022	Sept 2022	% Variance
Underground ore mined	000 tonnes	**313**	282	11%
Underground waste mined	000 tonnes	**193**	199	(3)%
Total tonnes mined	000 tonnes	**506**	481	5%
Grade mined – underground	g/t	**6.26**	6.80	(8)%
Gold mined	000'oz	**63.1**	61.8	2%
Surface				
Ore mined	000 tonnes	**3**	—	100%
Surface waste (Capital)	000 tonnes	**625**	—	100%
Surface waste (Operational)	000 tonnes	**—**	—	—%
Total waste mined	000 tonnes	**625**	—	100%
Total tonnes mined	000 tonnes	**628**	—	100%
Grade mined	g/t	**0.61**	—	—%
Gold mined	000'oz	**0.1**	—	—%
Strip ratio	waste/ ore	**234.3**	—	100%
Total (Underground and Surface)				
Total ore mined	000 tonnes	**316**	282	12%
Total grade mined	g/t	**6.21**	6.80	(9)%
Total tonnes mined	000 tonnes	**1,134**	481	136%
Total gold mined	000'oz	**63.2**	61.8	2%
Tonnes milled	000 tonnes	**319**	295	8%
Yield – underground	g/t	**5.91**	6.12	(3)%
Yield – surface	g/t	**—**	—	—%
Yield – combined	g/t	**5.91**	6.12	(3)%
Gold produced	000'oz	**60.6**	58.1	4%
Gold sold	000'oz	**60.2**	57.6	5%
AISC	A$/oz	**1,622**	1,599	1%
	US$/oz	**1,060**	1,083	(2)%
AIC	A$/oz	**1,878**	1,855	1%
	US$/oz	**1,228**	1,258	(2)%
Sustaining capital expenditure	A$m	**17.1**	18.3	(7)%
	US$m	**11.1**	12.4	(10)%
Non-sustaining capital expenditure	A$m	**12.3**	6.3	95%
	US$m	**8.1**	4.1	98%
Total capital expenditure	A$m	**29.4**	24.6	20%
	US$m	**19.2**	16.5	16%

Gold production increased by 4% to 60,600oz in the December quarter from 58,100oz in the September quarter due to an 8% increase in ore processed, partially offset by a 3% decrease in yield.

Underground ore mined increased by 11% to 313,000t in the December quarter from 282,000t in the September with continuous focus on ore mining from the Kath orebody at Waroonga and Sheba orebody at New Holland. Overall grade mined decreased by 8% to 6.26g/t in the December quarter from 6.80g/t in the September quarter with lower grade ore mined from New Holland, inline with the mining sequence. As a result of the 11% increase in ore mined and 8% decrease in grade, gold mined increased by 2% to 63,100oz in the December quarter from 61,800oz in the September quarter.

Pre-strip activities commenced at the new Barren Lands open pit project. For the December quarter 625,000t of capital waste and 3,000t of development ore at 0.61g/t were mined (September quarter – nil). The Barren Lands open pit will provide the gateway to the Barren Lands and Redeemer Underground Complex. The project also enables access to a new underground exploration platforms.

All-in cost increased by 1% to A$1,878/oz (US$1,228/oz) in the December quarter from A$1,855/oz (US$1,258/oz) in the September quarter, due to increased cost of sales before amortisation and depreciation following increased ore production at the underground operations, and increased capital expenditure due to pre-strip activities at Barren Lands open pit. The increased cost of sales before amortisation and depreciation and capital expenditure were partially off-set by higher gold sold.

Total capital expenditure increased by 20% to A$29 million (US$19m) in the December quarter from A$25 million (US$17m) in the September quarter.

Sustaining capital expenditure decreased by 7% to A$17m (US$11m) in the December quarter from A$18m (US$12m) in the September quarter due to a decrease in capital development.

Non-sustaining capital expenditure increased by 95% to A$12m (US$8m) in the December quarter from A$6M (US$4m) in the September quarter with A$5m (US$3m) spent on pre-strip activities at Barren Lands open pit.

Granny Smith

		Dec 2022	Sept 2022	% Variance
Underground ore mined	000 tonnes	**398**	399	—%
Underground waste mined	000 tonnes	**181**	200	(10)%
Total tonnes mined	000 tonnes	**579**	599	(3)%
Grade mined – underground	g/t	**6.45**	5.88	10%
Gold mined	000'oz	**82.7**	75.5	10%
Tonnes milled	000 tonnes	**396**	410	(3)%
Yield	g/t	**6.01**	5.54	8%
Gold produced	000'oz	**76.6**	73.0	5%
Gold sold	000'oz	**76.1**	73.0	4%
AISC	A$/oz	**1,494**	1,457	3%
	US$/oz	**982**	992	(1)%
AIC	A$/oz	**1,734**	1,697	2%
	US$/oz	**1,140**	1,157	(1)%
Sustaining capital expenditure	A$m	**31.2**	23.0	36%
	US$m	**20.9**	15.8	32%
Non-sustaining capital expenditure	A$m	**15.3**	13.9	10%
	US$m	**10.1**	9.5	6%
Total capital expenditure	A$m	**46.5**	36.9	26%
	US$m	**31.0**	25.3	23%

Gold production increased by 5% to 76,600oz in the December quarter from 73,000oz in the September quarter due to increased grade of ore mined and processed.

50

Gold Fields Reviewed Results 2022

Underground waste mined decreased by 10% to 181,000t in the December quarter from 200,000t in the September quarter due to decreased capital development in the Z110 and Z120 areas.

Grade mined increased by 10% to 6.45g/t in the December quarter from 5.88g/t in the September quarter due to higher grades mined from the Z80 & Z100 areas. As a result of the increase in grade of ore mined, gold mined increased by 10% to 82,700oz in the December quarter from 75,500oz in the September quarter.

All-in cost increased by 2% to A$1,734/oz (US$1,140/oz) in the December quarter from A$1,697/oz (US$1,157/oz) in the September quarter due to increased capital expenditure, partially offset by higher gold sales and lower cost of sales before amortisation and depreciation.

Total capital expenditure increased by 26% to A$47m (US$31m) in the December quarter from A$37m (US$25m) in the September quarter.

Sustaining capital expenditure increased by 36% to A$31m (US$21m) in the December quarter from A$23m (US$16m) in the September quarter due to expenditure on the upgrading of underground refrigeration infrastructure in the December quarter.

Non-sustaining capital expenditure increased by 10% to A$15m (US$10m) in the December quarter from A$14m (US$10m) in the September quarter due to timing of exploration expenditure.

Gruyere

		Dec 2022	Sept 2022	% Variance
Mine physicals and AIC in table on a 100% basis				
Ore mined	000 tonnes	**2,468**	2,140	15%
Waste (Capital)	000 tonnes	**2,799**	4,497	(38)%
Waste (Operational)	000 tonnes	**3,010**	2,614	15%
Total waste mined	000 tonnes	**5,809**	7,111	(18)%
Total tonnes mined	000 tonnes	**8,277**	9,251	(11)%
Grade mined	g/t	**1.18**	1.18	—%
Gold mined	000'oz	**93.7**	81.5	15%
Strip ratio	waste/ ore	**2.4**	3.3	(27)%
Tonnes milled	000 tonnes	**2,131**	2,179	(2)%
Yield	g/t	**1.08**	1.19	(9)%
Gold produced	000'oz	**74.2**	83.6	(11)%
Gold sold	000'oz	**74.3**	79.4	(6)%
AISC	A$/oz	**1,508**	1,468	3%
	US$/oz	**986**	1,001	(1)%
AIC	A$/oz	**1,513**	1,521	(1)%
	US$/oz	**989**	1,038	(5)%
Capital in table on a 50% basis				
Sustaining capital expenditure – 50% basis	A$m	**11.7**	13.9	(16)%
	US$m	**7.6**	9.5	(20)%
Non-sustaining capital expenditure – 50% basis	A$m	**—**	—	—%
	US$m	**—**	—	—%
Total capital expenditure – 50% basis	A$m	**11.7**	13.9	(16)%
	US$m	**7.6**	9.5	(20)%

Gold production decreased by 11% to 74,200oz in the December quarter from 83,600oz in the September quarter due to a 9% decrease in yield and 2% decrease in tonnes milled.

For the December quarter focus was on operational mining, which resulted in a 15% increase in ore mined to 2.47m in December quarter from 2.14Mt in September quarter, combined with a 15% increase in operational waste mined to 3.01Mt in the December quarter from 2.61Mt in the September quarter . As a result of the increased ore and operational waste mined, capital waste mined decreased by 38% to 2.80Mt in the December quarter from 4.50Mt in the September quarter.

Following the 15% increase in ore mined, gold mined increased by 15% to 93,700oz in the December quarter from 81,500oz in the September quarter.

Yield decreased by 9% to 1.08 g/t in the December quarter from 1.19 g/t in the September quarter. The decrease reflected high grade ore mined in June but processed in July which increased the September quarter yield when compared to the ore grade mined. In the December quarter yield is consistent with the grade mined reduced by recoveries.

All-in cost decreased by 1% to A$1,513/oz (US$989/oz) in the December quarter from A$1,521/oz (US$1038/oz) in the September quarter due to a decrease in capital expenditure and cost of sales before amortisation and depreciation, partially off-set by a decrease in gold sold.

Sustaining capital expenditure (on a 50% basis) decreased by 16% to A$12m (US$8m) in the December quarter from $14m (US$10m) in the September quarter due to the reduction in capital waste mined in the December quarter.

51

Gold Fields Reviewed Results 2022

Salient Features and Cost Benchmarks

United States Dollars

Figures are in millions unless otherwise stated		Total Mine operations and projects including equity-accounted Joint Venture	Total Mine operations and projects excluding equity-accounted Joint Venture	South African Region	West Africa Region				South America Region	
					Ghana				Peru	Chile
				South Deep	Total	Tarkwa	Damang	Asanko 45%*	Cerro Corona	Salares Norte Project
Operating results										
Ore milled/treated (000 tonnes)	**Dec 2022**	**10,638**	**9,955**	**739**	**5,522**	**3,615**	**1,224**	**683**	**1,678**	**–**
	Sept 2022	10,352	9,712	747	5,284	3,435	1,208	640	1,627	–
	Dec 2021	10,586	9,924	695	5,265	3,401	1,201	663	1,736	–
Yield (grams per tonne)	**Dec 2022**	**1.8**	**1.9**	**3.2**	**1.1**	**1.2**	**1.1**	**0.7**	**1.3**	**–**
	Sept 2022	1.9	1.9	3.7	1.3	1.2	1.5	1.0	1.1	–
	Dec 2021	1.9	2.0	3.4	1.3	1.2	1.7	1.1	1.4	–
Gold produced (000 managed equivalent ounces)	**Dec 2022**	**622.7**	**607.3**	**76.1**	**199.6**	**139.6**	**44.7**	**15.3**	**70.7**	**–**
	Sept 2022	619.8	600.1	87.9	214.6	134.7	60.1	19.8	59.8	–
	Dec 2021	653.6	630.9	76.8	216.2	129.1	64.5	22.6	79.6	–
Gold produced (000 attributable equivalent ounces)	**Dec 2022**	**601.2**	**585.8**	**73.4**	**181.2**	**125.7**	**40.2**	**15.3**	**70.4**	**–**
	Sept 2022	596.9	577.2	84.8	195.1	121.2	54.1	19.8	59.5	–
	Dec 2021	631.1	608.4	74.0	196.9	116.2	58.0	22.6	79.2	–
Gold sold (000 managed equivalent ounces)	**Dec 2022**	**612.7**	**597.3**	**76.1**	**196.1**	**137.1**	**43.6**	**15.4**	**70.2**	**–**
	Sept 2022	617.6	597.1	87.9	215.3	134.7	60.1	20.5	59.4	–
	Dec 2021	656.8	633.6	76.8	216.7	129.1	64.5	23.1	85.0	–
Cost of sales before amortisation and depreciation (million)	**Dec 2022**	**(438.0)**	**(423.2)**	**(74.6)**	**(160.5)**	**(102.2)**	**(43.5)**	**(14.8)**	**(42.0)**	**5.2**
	Sept 2022	(436.8)	(417.6)	(73.1)	(143.0)	(83.7)	(40.1)	(19.2)	(40.0)	–
	Dec 2021	(457.5)	(429.5)	(71.4)	(147.6)	(79.6)	(40.0)	(28.0)	(51.0)	–
Cost of sales before gold inventory change and amortisation and depreciation (dollar per tonne)	**Dec 2022**	**48**	**50**	**104**	**31**	**33**	**35**	**19**	**36**	**–**
	Sept 2022	48	50	109	32	32	38	23	35	–
	Dec 2021	48	48	109	37	32	47	46	33	–
Sustaining capital (million)	**Dec 2022**	**(156.5)**	**(154.3)**	**(21.0)**	**(65.4)**	**(55.3)**	**(8.0)**	**(2.1)**	**(9.4)**	**(10.7)**
	Sept 2022	(161.8)	(160.8)	(24.7)	(68.2)	(53.5)	(13.8)	(1.0)	(9.5)	–
	Dec 2021	(165.4)	(162.1)	(31.1)	(56.4)	(45.8)	(7.3)	(3.3)	(11.6)	–
Non-sustaining capital (million)	**Dec 2022**	**(108.1)**	**(107.7)**	**(5.6)**	**(3.0)**	**–**	**(2.6)**	**(0.4)**	**(6.5)**	**(70.0)**
	Sept 2022	(101.4)	(99.9)	(3.9)	(4.2)	–	(2.6)	(1.6)	(4.3)	(70.9)
	Dec 2021	(176.6)	(174.4)	(6.0)	(2.4)	–	(0.2)	(2.2)	(7.9)	(134.3)
Total capital expenditure (million)	**Dec 2022**	**(264.6)**	**(262.0)**	**(26.6)**	**(68.4)**	**(55.3)**	**(10.6)**	**(2.5)**	**(15.9)**	**(80.7)**
	Sept 2022	(263.2)	(260.7)	(28.6)	(72.4)	(53.5)	(16.4)	(2.6)	(13.8)	(70.9)
	Dec 2021	(342.0)	(336.5)	(37.1)	(58.8)	(45.8)	(7.5)	(5.5)	(19.5)	(134.3)
All-in sustaining costs (dollar per ounce)	**Dec 2022**	**1,034**	**1,029**	**1,341**	**1,265**	**1,260**	**1,296**	**1,217**	**136**	**–**
	Sept 2022	1,044	1,039	1,131	1,101	1,126	1,019	1,178	518	–
	Dec 2021	1,016	995	1,401	1,099	1,127	885	1,539	(138)	–
Total all-in cost (dollar per ounce)	**Dec 2022**	**1,119**	**1,116**	**1,415**	**1,293**	**1,260**	**1,420**	**1,227**	**325**	**–**
	Sept 2022	1,128	1,121	1,176	1,134	1,126	1,088	1,319	686	–
	Dec 2021	1,090	1,067	1,479	1,123	1,127	915	1,680	63	–

Average exchange rates were US$1 = R17.61, US$1 = R17.05 and US$1 = R15.43 for the December 2022, September 2022 and December 2021 quarters, respectively.
The Australian/US Dollar exchange rates were A$1 = US$0.66, A$1 = US$0.68 and A$1 = US$0.73 for the December 2022, September 2022 and December 2021 quarters, respectively.
Figures may not add as they are rounded independently.
* Equity-accounted Joint Venture.

52

Gold Fields Reviewed Results | 2022

Salient Features and Cost Benchmarks continued

		United States Dollars					Australian Dollars					South African Rand
			Australia Region					Australia Region				South Africa Region
			Australia					Australia				
Figures are in millions unless otherwise stated		Total	St Ives	Agnew	Granny Smith	Gruyere 50%	Total	St Ives	Agnew	Granny Smith	Gruyere 50%	South Deep
Operating results												
Ore milled/treated (000 tonnes)	**Dec 2022**	**2,698**	**917**	**319**	**396**	**1,066**	**2,698**	**917**	**319**	**396**	**1,066**	**739**
	Sept 2022	2,694	899	295	410	1,090	2,694	899	295	410	1,090	747
	Dec 2021	2,891	1,015	320	438	1,118	2,891	1,015	320	438	1,118	695
Yield (grams per tonne)	**Dec 2022**	**3.2**	**3.5**	**5.9**	**6.0**	**1.1**	**3.2**	**3.5**	**5.9**	**6.0**	**1.1**	**3.2**
	Sept 2022	3.0	2.9	6.1	5.5	1.2	3.0	2.9	6.1	5.5	1.2	3.7
	Dec 2021	3.0	3.4	5.6	5.6	0.9	3.0	3.4	5.6	5.6	0.9	3.4
Gold produced (000 managed equivalent ounces)	**Dec 2022**	**276.2**	**101.9**	**60.6**	**76.6**	**37.1**	**276.2**	**101.9**	**60.6**	**76.6**	**37.1**	**2,368**
	Sept 2022	257.5	84.5	58.1	73.0	41.8	257.5	84.5	58.1	73.0	41.8	2,735
	Dec 2021	281.0	110.5	57.5	79.1	33.9	281.0	110.5	57.5	79.1	33.9	2,387
Gold produced (000 attributable equivalent ounces)	**Dec 2022**	**276.2**	**101.9**	**60.6**	**76.6**	**37.1**	**276.2**	**101.9**	**60.6**	**76.6**	**37.1**	**2,283**
	Sept 2022	257.5	84.5	58.1	73.0	41.8	257.5	84.5	58.1	73.0	41.8	2,638
	Dec 2021	281.0	110.5	57.5	79.1	33.9	281.0	110.5	57.5	79.1	33.9	2,302
Gold sold (000 managed equivalent ounces)	**Dec 2022**	**270.3**	**96.9**	**60.2**	**76.1**	**37.1**	**270.3**	**96.9**	**60.2**	**76.1**	**37.1**	**2,367**
	Sept 2022	254.9	84.6	57.6	73.0	39.7	254.9	84.6	57.6	73.0	39.7	2,735
	Dec 2021	278.2	108.6	57.1	79.1	33.5	278.2	108.6	57.1	79.1	33.5	2,387
Cost of sales before amortisation and depreciation (million)	**Dec 2022**	**(166.0)**	**(50.8)**	**(44.5)**	**(46.6)**	**(24.1)**	**(255.4)**	**(79.1)**	**(68.0)**	**(71.5)**	**(36.8)**	**(1,322.4)**
	Sept 2022	(180.7)	(60.6)	(43.4)	(50.9)	(25.8)	(266.5)	(89.9)	(63.9)	(74.9)	(37.8)	(1,257.6)
	Dec 2021	(187.5)	(76.6)	(41.2)	(49.8)	(19.9)	(257.0)	(104.7)	(56.6)	(68.3)	(27.4)	(1,107.2)
Cost of sales before gold inventory change and amortisation and depreciation (dollar per tonne)	**Dec 2022**	**74**	**84**	**142**	**118**	**28**	**112**	**127**	**216**	**180**	**43**	**1,849**
	Sept 2022	71	77	150	121	26	105	113	220	179	39	1,855
	Dec 2021	63	65	135	112	22	87	90	186	153	30	1,694
Sustaining capital (million)	**Dec 2022**	**(50.0)**	**(10.5)**	**(11.1)**	**(20.9)**	**(7.6)**	**(77.2)**	**(17.2)**	**(17.1)**	**(31.2)**	**(11.7)**	**(375.7)**
	Sept 2022	(59.3)	(21.6)	(12.4)	(15.8)	(9.5)	(87.3)	(32.1)	(18.3)	(23.0)	(13.9)	(422.8)
	Dec 2021	(66.3)	(21.1)	(13.1)	(21.6)	(10.5)	(90.9)	(29.0)	(18.1)	(29.3)	(14.5)	(468.1)
Non-sustaining capital (million)	**Dec 2022**	**(23.0)**	**(4.8)**	**(8.1)**	**(10.1)**	**–**	**(34.8)**	**(7.2)**	**(12.3)**	**(15.3)**	**–**	**(98.1)**
	Sept 2022	(18.1)	(4.5)	(4.1)	(9.5)	–	(26.7)	(6.5)	(6.3)	(13.9)	–	(68.7)
	Dec 2021	(25.9)	(3.8)	(11.9)	(9.9)	(0.3)	(35.3)	(5.2)	(16.1)	(13.6)	(0.4)	(92.4)
Total capital expenditure (million)	**Dec 2022**	**(73.0)**	**(15.3)**	**(19.2)**	**(31.0)**	**(7.6)**	**(112.0)**	**(24.4)**	**(29.4)**	**(46.5)**	**(11.7)**	**(473.8)**
	Sept 2022	(77.4)	(26.1)	(16.5)	(25.3)	(9.5)	(114.0)	(38.6)	(24.6)	(36.9)	(13.9)	(491.5)
	Dec 2021	(92.2)	(24.9)	(25.0)	(31.5)	(10.8)	(126.2)	(34.2)	(34.2)	(42.9)	(14.9)	(560.5)
All-in sustaining costs (dollar per ounce)	**Dec 2022**	**903**	**713**	**1,060**	**982**	**986**	**1,389**	**1,116**	**1,622**	**1,494**	**1,508**	**763,157**
	Sept 2022	1,029	1,036	1,083	992	1,001	1,517	1,536	1,599	1,457	1,468	624,701
	Dec 2021	1,019	978	1,091	1,007	1,058	1,397	1,339	1,500	1,378	1,453	691,362
Total all-in cost (dollar per ounce)	**Dec 2022**	**1,020**	**807**	**1,228**	**1,140**	**989**	**1,565**	**1,257**	**1,878**	**1,734**	**1,513**	**804,575**
	Sept 2022	1,159	1,152	1,258	1,157	1,038	1,707	1,704	1,855	1,697	1,521	649,812
	Dec 2021	1,112	1,013	1,299	1,133	1,067	1,524	1,387	1,782	1,550	1,465	730,076

Average exchange rates were US$1 = R17.61, US$1 = R17.05 and US$1 = R15.43 for the December 2022, September 2022 and December 2021 quarters, respectively.
The Australian/US Dollar exchange rates were A$1 = US$0.66, A$1 = US$0.68 and A$1 = US$0.73 for the December 2022, September 2022 and December 2021 quarters, respectively.
Figures may not add as they are rounded independently.

53

Gold Fields Reviewed Results 2022

Underground and Surface

Imperial ounces with metric tonnes and grade		Total Mine operations and projects including equity-accounted Joint Venture	South Africa Region	West Africa Region				South America Region		Australia Region				
				Ghana				Peru	Chile	Australia				
			South Deep	Total	Tarkwa	Damang	Asanko 45%	Cerro Corona	Salares Norte Project	Total	St Ives	Agnew	Granny Smith	Gruyere 50%
Tonnes mined (000 tonnes)* – underground ore	**Dec 2022**	**1,608**	**400**	**–**	**–**	**–**	**–**	**–**	**–**	**1,209**	**497**	**313**	**398**	**–**
	Sept 2022	1,554	417	–	–	–	–	–	–	1,137	455	282	399	–
	Dec 2021	1,518	375	–	–	–	–	–	–	1,142	453	266	424	–
– underground waste	**Dec 2022**	**584**	**57**	**–**	**–**	**–**	**–**	**–**	**–**	**528**	**154**	**193**	**181**	**–**
	Sept 2022	663	40	–	–	–	–	–	–	624	225	199	200	–
	Dec 2021	745	53	–	–	–	–	–	–	692	244	208	240	–
– surface ore	**Dec 2022**	**11,296**	**–**	**4,634**	**3,812**	**821**	**–**	**4,212**	**422**	**2,028**	**792**	**3**	**–**	**1,234**
	Sept 2022	10,876	–	5,399	3,893	1,441	65	4,110	–	1,366	296	–	–	1,070
	Dec 2021	11,244	–	6,321	3,545	2,046	730	3,047	–	1,877	295	–	–	1,582
– total	**Dec 2022**	**13,489**	**457**	**4,634**	**3,812**	**821**	**–**	**4,212**	**422**	**3,764**	**1,443**	**509**	**579**	**1,234**
	Sept 2022	13,093	457	5,399	3,893	1,441	65	4,110	–	3,127	976	482	599	1,070
	Dec 2021	13,507	428	6,321	3,545	2,046	730	3,047	–	3,711	991	474	664	1,582
Grade mined (grams per tonne) – underground ore	**Dec 2022**	**6.0**	**6.2**	**–**	**–**	**–**	**–**	**–**	**–**	**6.0**	**5.5**	**6.3**	**6.5**	**–**
	Sept 2022	5.9	6.4	–	–	–	–	–	–	5.7	4.9	6.8	5.9	–
	Dec 2021	6.0	6.7	–	–	–	–	–	–	5.8	4.9	7.1	6.0	–
– surface ore	**Dec 2022**	**1.2**	**–**	**1.2**	**1.3**	**1.2**	**–**	**0.7**	**5.8**	**1.3**	**1.6**	**0.6**	**–**	**1.2**
	Sept 2022	1.0	–	1.3	1.3	1.5	1.8	0.6	–	1.2	1.1	–	–	1.2
	Dec 2021	1.2	–	1.4	1.3	1.5	1.2	0.8	–	1.1	1.9	–	–	1.0
– total	**Dec 2022**	**1.8**	**5.4**	**1.2**	**1.3**	**1.2**	**–**	**0.7**	**5.8**	**3.1**	**3.1**	**6.2**	**6.5**	**1.2**
	Sept 2022	1.6	5.9	1.3	1.3	1.5	1.8	0.6	–	3.2	3.4	6.8	5.9	1.2
	Dec 2021	1.8	5.8	1.4	1.3	1.5	1.2	0.8	–	2.9	3.7	7.1	6.0	1.0
Gold mined (000 ounces)* – underground ore	**Dec 2022**	**312.5**	**79.5**	**–**	**–**	**–**	**–**	**–**	**–**	**233.0**	**87.3**	**63.1**	**82.7**	**–**
	Sept 2022	294.9	86.0	–	–	–	–	–	–	208.9	71.6	61.8	75.5	–
	Dec 2021	294.7	80.3	–	–	–	–	–	–	214.4	71.7	60.8	81.9	–
– surface ore	**Dec 2022**	**441.2**	**–**	**185.4**	**154.9**	**30.5**	**–**	**89.3**	**79.2**	**87.3**	**40.4**	**0.1**	**–**	**46.9**
	Sept 2022	363.9	–	231.7	159.1	68.8	3.8	81.3	–	51.0	10.2	–	–	40.7
	Dec 2021	425.7	–	280.4	149.8	101.4	29.2	76.6	–	68.7	18.1	–	–	50.6
– total	**Dec 2022**	**753.7**	**79.5**	**185.4**	**154.9**	**30.5**	**–**	**89.3**	**79.2**	**320.3**	**127.7**	**63.2**	**82.7**	**46.9**
	Sept 2022	658.8	86.0	231.7	159.1	68.8	3.8	81.3	–	259.8	81.8	61.8	75.5	40.7
	Dec 2021	720.4	80.3	280.4	149.8	101.4	29.2	76.6	–	283.1	89.8	60.8	81.9	50.6
Ore milled/treated (000 tonnes) – underground ore	**Dec 2022**	**1,632**	**424**	**–**	**–**	**–**	**–**	**–**	**–**	**1,209**	**493**	**319**	**396**	**–**
	Sept 2022	1,558	387	–	–	–	–	–	–	1,171	465	295	410	–
	Dec 2021	1,678	354	–	–	–	–	–	–	1,324	566	320	438	–
– underground waste	**Dec 2022**	**63**	**63**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	Sept 2022	45	45	–	–	–	–	–	–	–	–	–	–	–
	Dec 2021	53	53	–	–	–	–	–	–	–	–	–	–	–
– surface ore	**Dec 2022**	**8,943**	**252**	**5,522**	**3,615**	**1,224**	**683**	**1,678**	**–**	**1,490**	**424**	**–**	**–**	**1,066**
	Sept 2022	8,749	315	5,284	3,435	1,208	640	1,627	–	1,523	433	–	–	1,090
	Dec 2021	8,855	288	5,265	3,401	1,201	663	1,736	–	1,567	449	–	–	1,118
– total	**Dec 2022**	**10,638**	**739**	**5,522**	**3,615**	**1,224**	**683**	**1,678**	**–**	**2,698**	**917**	**319**	**396**	**1,066**
	Sept 2022	10,352	747	5,284	3,435	1,208	640	1,627	–	2,694	899	295	410	1,090
	Dec 2021	10,586	695	5,265	3,401	1,201	663	1,736	–	2,891	1,015	320	438	1,118
Yield (Grams per tonne) – underground ore	**Dec 2022**	**5.6**	**5.5**	**–**	**–**	**–**	**–**	**–**	**–**	**5.7**	**5.2**	**5.9**	**6.0**	**–**
	Sept 2022	5.7	7.0	–	–	–	–	–	–	5.3	4.5	6.1	5.5	–
	Dec 2021	5.6	6.6	–	–	–	–	–	–	5.3	4.9	5.6	5.6	–
– surface ore	**Dec 2022**	**1.1**	**0.2**	**1.1**	**1.2**	**1.1**	**0.7**	**1.3**	**–**	**1.2**	**1.4**	**–**	**–**	**1.1**
	Sept 2022	1.2	0.1	1.3	1.2	1.5	1.0	1.1	–	1.2	1.2	–	–	1.2
	Dec 2021	1.2	0.1	1.3	1.2	1.7	1.1	1.4	–	1.1	1.4	–	–	0.9
– combined	**Dec 2022**	**1.8**	**3.2**	**1.1**	**1.2**	**1.1**	**0.7**	**1.3**	**–**	**3.2**	**3.5**	**5.9**	**6.0**	**1.1**
	Sept 2022	1.9	3.7	1.3	1.2	1.5	1.0	1.1	–	3.0	2.9	6.1	5.5	1.2
	Dec 2021	1.9	3.4	1.3	1.2	1.7	1.1	1.4	–	3.0	3.4	5.6	5.6	0.9
Gold produced (000 ounces)* – underground ore	**Dec 2022**	**294.4**	**74.3**	**–**	**–**	**–**	**–**	**–**	**–**	**220.2**	**82.9**	**60.6**	**76.6**	**–**
	Sept 2022	286.0	86.9	–	–	–	–	–		199.1	68.0	58.1	73.0	–
	Dec 2021	302.0	75.7	–	–	–	–	–		226.3	89.7	57.5	79.1	–
– surface ore	**Dec 2022**	**328.2**	**1.9**	**199.6**	**139.6**	**44.7**	**15.3**	**70.7**	**–**	**56.0**	**18.9**	**–**	**–**	**37.1**
	Sept 2022	333.8	1.1	214.6	134.7	60.1	19.8	59.8	–	58.4	16.5	–	–	41.8
	Dec 2021	351.6	1.0	216.2	129.1	64.5	22.6	79.6	–	54.7	20.8	–	–	33.9
– total	**Dec 2022**	**622.7**	**76.1**	**199.6**	**139.6**	**44.7**	**15.3**	**70.7**	**–**	**276.2**	**101.9**	**60.6**	**76.6**	**37.1**
	Sept 2022	619.8	87.9	214.6	134.7	60.1	19.8	59.8	–	257.5	84.5	58.1	73.0	41.8
	Dec 2021	653.6	76.8	216.2	129.1	64.5	22.6	79.6	–	281.0	110.5	57.5	79.1	33.9
Cost of sales before gold inventory change and amortisation and depreciation (US dollar per tonne) – underground	**Dec 2022**	**125**	**137**	**–**	**–**	**–**	**–**	**–**	**–**	**120**	**109**	**142**	**118**	**–**
	Sept 2022	135	167	–	–	–	–	–	–	123	107	150	121	–
	Dec 2021	122	161	–	–	–	–	–	–	109	93	135	112	–
– surface	**Dec 2022**	**34**	**42**	**31**	**33**	**35**	**19**	**36**	**–**	**36**	**56**	**–**	**–**	**28**
	Sept 2022	33	28	32	32	38	23	35	–	32	46	–	–	26
	Dec 2021	34	36	37	32	47	43	33	–	25	31	–	–	22
– total	**Dec 2022**	**48**	**104**	**31**	**33**	**35**	**19**	**36**	**–**	**74**	**84**	**142**	**118**	**28**
	Sept 2022	48	109	32	32	38	23	35	–	71	77	150	121	26
	Dec 2021	48	109	37	32	47	46	33	–	63	65	135	112	22

* Excludes surface material at South Deep.

54

Independent Auditor’s Review Report On Condensed Consolidated Financial Statements To the Shareholders of Gold Fields Limited We have reviewed the condensed consolidated financial statements of Gold Fields Limited, set out on pages 24 to 40 of the preliminary report, which comprise the condensed consolidated statement of financial position as at 31 December 2022 and the related condensed consolidated statements of comprehensive income, changes in equity and cash flows for year then ended, and selected explanatory notes. Directors’ Responsibility for the Interim Financial Statements The directors are responsible for the preparation and presentation of these condensed consolidated financial statements in accordance with the International Financial Reporting Standard, (IAS) 34 Interim Financial Reporting, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. Auditor’s Responsibility Our responsibility is to express a conclusion on these condensed consolidated financial statements. We conducted our review in accordance with International Standard on Review Engagements 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. ISRE 2410 requires us to conclude whether anything has come to our attention that causes us to believe that the condensed consolidated financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements. A review of condensed consolidated financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making inquiries of management and others within the entity, as appropriate, and applying analytical procedures, and evaluate the evidence obtained. The procedures in a review are substantially less than and differ in nature from those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these condensed consolidated financial statements. Conclusion Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated financial statements of Gold Fields Limited for the year ended 31 December 2022 are not prepared, in all material respects, in accordance with the International Financial Reporting Standard, (IAS) 34 Interim Financial Reporting, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South Africa. Other matter Unless stated otherwise, we have not reviewed future financial performance and expectations, guidance provided, non-IFRS measures, including adjusted or normalised financial information, production and sales volumes, yields, all-in sustaining costs, total all-in costs, other non-financial information, and information not required by IAS 34 Interim Financial Reporting, expressed by the directors in the accompanying condensed consolidated financial statements and accordingly do not express a conclusion thereon as part of this review. PricewaterhouseCoopers Inc. Director: PC Hough Registered Auditor Johannesburg, South Africa 23 February 2023 55 2022Gold Fields Reviewed Results

To the Directors of Gold Fields Limited Report on the Assurance Engagement on the Compilation of Pro Forma Financial Information included in the Gold Fields 2022 Results Media Release. We have completed our assurance engagement to report on the compilation of the pro forma financial information of Gold Fields Limited (the “Company”) by the directors, which information constitutes pro forma financial information in terms of the JSE Limited (“JSE”) Listings Requirements. The pro forma financial information in the Gold Fields 2022 Media Release reviewed results for the year ended 31 December 2022 which incorporates the preliminary condensed consolidated financial statements for the year then ended (the “media release”), consist of normalised profit attributable to owners of the parent, normalised profit per share attributable to the owners of the parent, adjusted EBITDA, adjusted free cash flow, all-in sustaining costs, total all-in-costs, net debt (including and excluding lease liabilities), sustaining and non-sustaining capital expenditure and adjusted free cash flow from operations. The applicable criteria on the basis of which the directors have compiled the pro forma financial information are specified in the JSE Limited (JSE) Listings Requirements and described in the media release. The pro forma financial information has been compiled by the directors to illustrate the impact of: • normalised profit attributable to owners of the parent and normalised profit per share attributable to the owners of the parent is considered an important measure by the Company of the profit realised in the ordinary course of business. In addition, it forms the basis of the dividend pay-out policy; • adjusted EBITDA is required to be determined in terms of loan and revolving credit facilities agreements to evaluate compliance with debt covenants; • adjusted free cash flow is calculated as cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares; • all-in sustaining costs and total all-in-costs are presented to provide transparency into the costs associated with producing and selling an ounce of gold and is a common measure presented within the mining industry; • sustaining and non-sustaining capital expenditure is used in the determination of all-in-sustaining costs and total all-in-costs; • net debt (including and excluding lease liabilities) is used in the ratio to monitor the capital of the group; and • adjusted free cash flow from operations is calculated as cash flow from operating activities less net capital expenditure, environmental payments and lease payments from the mining operations. As part of this process, information about the Company’s financial position and financial performance has been extracted by the directors from the Company’s financial statements for the year ended 31 December 2022, on which a review report has been published. Directors' responsibility The directors of the Company are responsible for compiling the pro forma financial information on the basis of the applicable criteria specified in the JSE Listings Requirements and described in the media release. Our independence and quality control We have complied with the independence and other ethical requirements of Sections 290 and 291 of the Independent Regulatory Board for Auditors’ Code of Professional Conduct for Registered Auditors (Revised January 2018) and parts 1 and 3 of the Independent Regulatory Board for Auditors’ Code of Professional Conduct for Registered Auditors (Revised November 2018) (together the IRBA Codes), which are founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour. The IRBA Codes are consistent with the corresponding sections of the International Ethics Standards Board for Accountants’ Code of Ethics for Professional Accountants and the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (including International Independence Standards) respectively. We have complied with the independence and other ethical requirements of the Code of Professional Conduct for Registered Auditors, issued by the Independent Regulatory Board for Auditors’ (IRBA Code), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour. The IRBA Code is consistent with the corresponding sections of the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (including International Independence Standards). The firm applies International Standard on Quality Control 1 and, accordingly, maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements. Reporting accountant’s responsibility Our responsibility is to express an opinion about whether the pro forma financial information has been compiled, in all material respects, by the directors on the basis of the applicable criteria specified in the JSE Listings Requirements and described in media release based on our procedures performed. We conducted our engagement in accordance with the International Standard on Assurance Engagements (ISAE) 3420, Assurance Engagements to Report on the Compilation of Pro Forma Financial Information Included in a Prospectus issued by the International Auditing and Assurance Standards Board. This standard requires that we plan and perform our procedures to obtain reasonable assurance about whether the pro forma financial information has been compiled, in all material respects, on the basis specified in the JSE Listings Requirements. For purposes of this engagement, we are not responsible for updating or reissuing any reports or opinions on any historical financial information used in compiling the pro forma financial information, nor have we, in the course of this engagement, performed an audit or review of the financial information used in compiling the pro forma financial information. The purpose of pro forma financial information is solely to illustrate the impact of a significant event or transaction on unadjusted financial information of the company as if the event had occurred or the transaction had been undertaken at an earlier date selected for purposes of the illustration. Accordingly, we do not provide any assurance that the actual outcome of the event or transaction would have been as presented. 56 2022Gold Fields Reviewed Results

A reasonable assurance engagement to report on whether the pro forma financial information has been compiled, in all material respects, on the basis of the applicable criteria involves performing procedures to assess whether the applicable criteria used by the directors in the compilation of the pro forma financial information provide a reasonable basis for presenting the significant effects directly attributable to the event or transaction, and to obtain sufficient appropriate evidence about whether: • The related pro forma adjustments give appropriate effect to those criteria; and • The pro forma financial information reflects the proper application of those adjustments to the unadjusted financial information. The procedures selected depend on our judgment, having regard to our understanding of the nature of the Company, the event or transaction in respect of which the pro forma financial information has been compiled, and other relevant engagement circumstances. Our engagement also involves evaluating the overall presentation of the pro forma financial information. We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Opinion In our opinion, the pro forma financial information has been compiled, in all material respects, on the basis of the applicable criteria specified by the JSE Listings Requirements and described in media release. PricewaterhouseCoopers Inc. Director: PC Hough Registered Auditor Waterfall City 23 February 2023 57 2022Gold Fields Reviewed Results

Administration and corporate information Corporate secretary Anre Weststrate Tel: +27 11 562 9719 Mobile: +27 83 635 5961 email: anre.weststrate@goldfields.com Registered office Johannesburg Gold Fields Limited 150 Helen Road Sandown Sandton 2196 Postnet Suite 252 Private Bag X30500 Houghton 2041 Tel: +27 11 562 9700 Fax: +27 11 562 9829 Office of the United Kingdom secretaries London St James’s Corporate Services Limited Suite 31, Second Floor 107 Cheapside London EC2V 6DN United Kingdom Tel: +44 (0) 20 7796 8644 email:general@corpserv.co.uk American depository receipts transfer agent Shareholder correspondence should be mailed to: BNY Mellon P O Box 505000 Louisville, KY 40233 – 5000 Overnight correspondence should be sent to: BNY Mellon 462 South 4th Street, Suite 1600 Louisville, KY40202 email: shrrelations@cpushareownerservices.com Phone numbers Tel: 866 247 3871 Domestic Tel: 201 680 6825 Foreign Sponsor J.P. Morgan Equities South Africa Proprietary Limited 1 Fricker Road Illovo, Johannesburg 2196 South Africa Investor enquiries Avishkar Nagaser Tel: +27 11 562 9775 Mobile: +27 82 312 8692 email: avishkar.nagaser@goldfields.com Thomas Mengel Tel: +27 11 562 9849 Mobile: +27 72 493 5170 email: thomas.mengel@goldfields.com Media enquiries Sven Lunsche Tel: +27 11 562 9763 Mobile: +27 83 260 9279 email: sven.lunsche@goldfields.com Transfer secretaries South Africa Computershare Investor Services (Proprietary) Limited Rosebank Towers 15 Biermann Avenue Rosebank Johannesburg 2196 PO Box 61051 Marshalltown 2107 Tel: +27 11 370 5000 Fax: +27 11 688 5248 United Kingdom Link Group 10th Floor, Central Square 29 Wellington Street Leeds LSI 4 DL England Tel: 0371 664 0300 If you are outside the United Kingdom please call (0) 371 664 0300 Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Business is open between 09:00 – 17:30, Monday to Friday excluding public holidays in England and Wales. email: shareholderenquiries@linkgroup.co.uk Website www.goldfields.com Listings JSE / NYSE / GFI YGH Suleman† (Chairperson) M Preece• (Interim Chief Executive Officer) PA Schmidt• (Chief Financial Officer) A Andani#† PJ Bacchus*† MC Bitar@† TP Goodlace† JE McGill^ PG Sibiya† SP Reid^† ^ Australian * British @ Chilean # Ghanaian † Independent Director • Non-independent Director 2022Gold Fields Reviewed Results

Forward-looking statements This announcement contains forward-looking statements within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as “aim”, “anticipate”, “will”, “would”, “expect”, “may”, “could” “believe”, “target”, “estimate”, “project” and words of similar meaning. These forward-looking statements, including among others, those relating to Gold Fields’ future business prospects, financial positions, production and operational guidance, climate and ESG-related statements, targets and metrics, are necessary estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in Gold Fields’ Integrated Annual Report 2021 filed with the Johannesburg Stock Exchange and annual report on Form 20-F filed with the United States Securities and Exchange Commission on 31 March 2022 (SEC File no. 001-31318). Readers are cautioned not to place undue reliance on such statements. These forward-looking statements speak only as of the date they are made. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events. These forward-looking statements have not been reviewed or reported on by the Company’s external auditors. 59 2022Gold Fields Reviewed Results

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